Exhibit 99.1



ZTO EXPRESS (CAYMAN) INC.
中通快遞 (開曼) 有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code：2057

2023
ANNUAL REPORT

CONTENTS

COMPANY INFORMATION

DIRECTORS

Executive Directors

Mr. Meisong LAI *(Chairman)*
Mr. Jilei WANG
Mr. Hongqun HU

Non-executive Directors

Mr. Xing LIU
Mr. Xudong CHEN (appointed on June 15, 2023)
Mr. Zheng LIU (resigned on June 15, 2023)

Independent non-executive Directors

Mr. Frank Zhen WEI
Mr. Qin Charles HUANG
Mr. Herman YU
Mr. Tsun-Ming (Daniel) KAO
Ms. Fang XIE

AUDIT COMMITTEE

Mr. Herman YU *(Chairperson)*
Mr. Xing LIU
Mr. Qin Charles HUANG

COMPENSATION COMMITTEE

Mr. Frank Zhen WEI *(Chairperson)*
(with effect from May 1, 2023)
Mr. Xing LIU (Chairperson until May 1, 2023)
Mr. Qin Charles HUANG

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Frank Zhen WEI *(Chairperson)*
Mr. Qin Charles HUANG
Mr. Tsun-Ming (Daniel) KAO

ENVIRONMENTAL, SOCIAL AND GOVERNANCE COMMITTEE

Ms. Fang XIE *(Chairperson)*
Mr. Jilei WANG
Mr. Hongqun HU
Mr. Qin Charles HUANG

JOINT COMPANY SECRETARIES

Ms. Songfei LI (appointed on May 1, 2023)
Mr. Ming King CHIU (appointed on May 1, 2023)

AUTHORISED REPRESENTATIVES

Mr. Hongqun HU (with effect from May 1, 2023)
Ms. Songfei LI (with effect from May 1, 2023)
Mr. Feng XU (until May 1, 2023)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

Building One
No. 1685 Huazhi Road
Qingpu District
Shanghai, 201708
People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Unit 5603, 56/F, The Center
No. 99 Queen's Road
Central,
Hong Kong

REGISTERED OFFICE

PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

ZTO Express (Cayman) Inc.

COMPANY INFORMATION

AUDITOR

Deloitte Touche Tohmatsu
Certified Public Accountants
Registered Public Interest Entity Auditor
35/F, One Pacific Place
88 Queensway
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR

Maples Fund Services (Cayman) Limited
P.O. Box 1093, Boundary Hall
Cricket Square, Grand Cayman, KY1-1102
Cayman Islands

PRINCIPAL BANKS

Industrial Bank Co., Ltd.
1608 Gongyuan East Road, Qingpu District
Shanghai
People's Republic of China

Industrial and Commercial Bank of China
1750 Xinfu Middle Road, Huaxin Town
Qingpu District
Shanghai
People's Republic of China

HONG KONG STOCK CODE

2057

NYSE SYMBOL

ZTO

COMPANY WEBSITE

http://zto.investorroom.com/

FINANCIAL HIGHLIGHTS

	For the Year Ended December 31,		
	2022	**2023**	Change *(%)*
	(RMB in thousands, except percentages and per share data)		
Revenues	35,376,996	**38,418,915**	8.6%
Cost of Revenues	(26,337,721)	**(26,756,389)**	1.6%
Gross Profit	9,039,275	**11,662,526**	29.0%
Net income	6,658,966	**8,754,457**	31.5%
Net income attributable to ordinary shareholders	6,809,056	**8,749,004**	28.5%
Non-GAAP Financial Measures:			
EBITDA[1]	11,153,363	**13,857,799**	24.2%
Adjusted EBITDA[2]	11,289,073	**14,107,290**	25.0%
Adjusted net income[3]	6,805,999	**9,005,920**	32.3%
Adjusted net income attributable to ordinary shareholders[4]	6,956,089	**9,000,467**	29.4%
Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders[5]			
Basic	RMB8.59	**RMB11.14**	29.7%
Diluted	RMB8.54	**RMB10.90**	27.6%

(1)   EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

(2)   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(3)   Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investment and subsidiary and corresponding tax impact in which management aims to better represent the underlying business operations.

(4)   Adjusted net income attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as net income attributable to ordinary shareholders of the Group excluding shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(5)   Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ADS, respectively.

NON-GAAP FINANCIAL MEASURES

We use EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating the Company's operating results and for financial and operational decision-making purposes.

We believe that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders help identify underlying trends in the Company's business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income, and provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making. The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

The non-GAAP financial measures have limitations as analytical tools. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. The Company encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure.

FINANCIAL HIGHLIGHTS

The following table sets forth reconciliation of GAAP and non-GAAP results for the period indicated.

	For the year ended December 31,		
	2022	2023	
	RMB	RMB	US$
	(in thousands, except for share and per share data)		
Net income	6,658,966	8,754,457	1,233,040
Add:			
Share-based compensation expense[1]	178,980	254,976	35,913
Impairment of investment in equity investees[1]	26,328	–	–
Gain on disposal of equity investees and subsidiaries and others, net of income taxes	(58,275)	(3,513)	(495)
Adjusted net income	6,805,999	9,005,920	1,268,458
Net income	6,658,966	8,754,457	1,233,040
Add:			
Depreciation	2,540,899	2,740,819	386,037
Amortization	129,647	134,390	18,928
Interest expenses	190,521	289,533	40,780
Income tax expenses	1,633,330	1,938,600	273,046
EBITDA	11,153,363	13,857,799	1,951,831
Add:			
Share-based compensation expense	178,980	254,976	35,913
Impairment of investment in equity investees	26,328	–	–
Gain on disposal of equity investees and subsidiaries and others	(69,598)	(5,485)	(773)
Adjusted EBITDA	11,289,073	14,107,290	1,986,971

(1)   Net of income taxes of nil

FINANCIAL HIGHLIGHTS

	For the year ended December 31,		
	2022	2023	
	RMB	RMB	US$
	(in thousands, except for share and per share data)		
Net income attributable to ordinary shareholders	6,809,056	8,749,004	1,232,272
Add:			
Share-based compensation expense[1]	178,980	254,976	35,913
Impairment of investment in equity investees[1]	26,328	–	–
Gain on disposal of equity investees and subsidiaries and others, net of income taxes	(58,275)	(3,513)	(495)
Adjusted net income attributable to ordinary shareholders	6,956,089	9,000,467	1,267,690
Weighted average shares used in calculating net earnings per ordinary share/ADS			
Basic	809,442,862	807,739,616	807,739,616
Diluted	820,273,531	838,948,683	838,948,683
Net earnings per share/ADS attributable to ordinary shareholders			
Basic	8.41	10.83	1.53
Diluted	8.36	10.60	1.49
Adjusted net earnings per share/ADS attributable to ordinary shareholders			
Basic	8.59	11.14	1.57
Diluted	8.54	10.90	1.54

(1)   Net of income taxes of nil

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

We are a leading and fast-growing express delivery company in China. We provide domestic and international express delivery services as well as other value-added logistics services through our extensive and reliable nationwide network coverage in China.

In 2023, we achieved solid financial and operating results as consumer confidence and consumption in China began to resume. Our revenue increased by 8.6% from RMB35,377.0 million for the year ended December 31, 2022 to RMB38,418.9 million for the same period in 2023, primarily due to an increase in express delivery demand in the post-pandemic recovery.

Core Express Delivery Business

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors, including market conditions and competition as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. The delivery service fees we charge the enterprise customers are also based on parcel weight and route distance.

Our network partners generally charge each parcel sender a delivery services fee directly. They have full discretion over the pricing of their services after taking into consideration certain of their costs, including the network transit fees we charge them and other factors, including market conditions and competition as well as their service quality. There has historically been decline in the delivery services fees charged by our network partners to parcel senders partially due to decreasing unit operational costs and market competition. We have been able to adjust the level of network transit fees based on market conditions and our operating costs.

Ecosystem of Integrated Solutions

We aim to become an integrated logistics service provider. Building on our core express delivery business, we are expanding our service offerings with a goal to build an ecosystem of express delivery, less-than-truckload (LTL) logistics, cross-border business, warehousing, aviation, cold chain and commerce solutions. The expansion of our business channels enables us to capture diversified demand. We provide LTL logistics services with a focus on heavy cargo and international express delivery services in Southeast Asia, Africa and other regions. We also provide customers with integrated logistics solutions for warehousing, distribution and transportation.

BUSINESS REVIEW AND OUTLOOK

Logistics Network and Infrastructure

Network base

We operate a highly scalable and flexible network partnership model to buttress the significant growth of e-commerce in China. We pride ourselves in having established a solid and cohesive network base that covers 99% of cities and counties across China. As of December 31, 2023, we had approximately 6,000 direct network partners operating over 31,000 pickup and delivery outlets and over 110,000 last-mile posts nationwide.

We continuously seek to expand our network by connecting with new qualified network partners. We provide training to new partners to ensure quality of performance. We also support our network partners in their construction of last-mile posts, including to the countryside and rural areas, to enhance our last-mile presence and market penetration. Leveraging our experience and resources, we support the upgrading of their throughput capacity as well, which strengthens our service capabilities, sustains our competitiveness and fuels our long-term growth.

Logistics Infrastructure

Our expansive service network is supported by our mission-critical line-haul transportation and sorting infrastructure. As of December 31, 2023, our logistics infrastructure network comprised 99 sorting hubs with 464 automation lines and over 3,900 line-haul routes serviced by over 10,000 self-owned line-haul trucks, out of which more than 9,200 were 15 to 17-meter-long high capacity models.

To increase our parcel handling capacity and our ability to handle volume surges, we continuously invest in our logistical infrastructure of sorting hubs and line-haul fleets to effectively address logistical bottlenecks. Our automated sorting lines are a result of our continuous adoption of new technology solutions in automation hardware and software to increase operating efficiency. We also control the route planning and vehicle dispatch of our entire line-haul transportation network. Leveraging our technological know-how, we have systematically introduced mechanisms to increase the fleet load rates and transportation efficiency as parcel volume increased.

Technology Infrastructure

Our centralized Zhongtian system, which we developed ourselves, is the technology backbone for the efficient management of our complex network operations and delivery services. It has over hundreds of modules with numerous functionalities and features covering all scenarios of our business and operations, including our operational management, network management, settlement, finance and other integrated systems and mobile apps connecting our network partners.

For instance, we have developed a suite of technologies and proprietary algorithms for real-time monitoring, order dispatchment and forecasting to support the high-throughput processing of over 100 million orders per day. Utilizing the accumulated big data of parcel traffic and volume, our intelligent routing algorithms are able to dynamically model and predict future parcel volume, and adjust manpower and transport resource allocation to achieve optimal transportation time and costs. We have also implemented key checkpoints throughout the service value chain aimed at the timely identification and rectification of logistical bottlenecks, so as to ensure the smooth end-to-end operation of our express delivery services.

BUSINESS REVIEW AND OUTLOOK

The continuous digitization and intelligentization of our operations enable us to address mismatch between volume and delivery capacity, which optimizes dispatch schedules and improves order fulfilment rate, all while lowering our operating costs. Our continued efforts in upgrading our technology infrastructure to promote intelligent logistics have contributed to the decrease in our combined unit cost of sorting and transportation for the year ended December 31, 2023 compared to the same period in 2022.

Environment, Social and Governance (ESG)

The express delivery industry plays a critical role in reducing distribution costs and supporting the development of many related industries; it enables consumers to buy more and better products at lower cost; it helps merchants to reduce costs while improving efficiency and creating value; it improves the distribution of products and reduces logistics cost across the whole country, making manufacturing and agricultural industries more competitive.

ZTO has been proactively contributing to sustainable development for the benefit of our society and environment, while constantly enhancing corporate governance capability in areas such as compliance operations and risk control. Over the past twenty years, ZTO has evolved from serving ourselves to serving people and now to serving society, by continuing to build a platform that is increasingly beneficial to society, ZTO has accumulated more resources, connected and empowered more people, and achieved integrated development, cooperation and win-win together with all kinds of partners. As its express delivery business matures, ZTO is actively building an expansive ecosystem that will transform us into a comprehensive logistics supplier that will help the whole society reduce logistics costs. ZTO has taken the initiative to fulfill its social responsibilities, for instance by working to develop a more "green" express delivery service, guaranteeing safety, helping with economic development, and creating more value for society.

The Company has published our annual ESG reports since 2019, detailing our key initiatives and development in areas pertaining to environmental, social and corporate governance issues. The ESG reports are available at http://zto.investorroom.com/. The Company's ESG report for the year ended December 31, 2023 will be published together with its annual report for the year ended December 31, 2023.

Voluntary Conversion to Primary Listing on the Hong Kong Stock Exchange

The Company's voluntary conversion of its secondary listing status to primary listing on the Hong Kong Stock Exchange became effective on May 1, 2023. The Company is now a dual primary listed company on the Hong Kong Stock Exchange in Hong Kong and the NYSE in the United States.

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Declaration of Dividend Payment

The Board has approved a final dividend of US$0.62 per ADS and ordinary share for the fiscal year 2023, representing a 68% increase compared to the dividend for the fiscal year 2022, to holders of its ordinary shares and ADSs as of the close of business on April 10, 2024. The dividend payment represents a 40% dividend payout ratio. For holders of Class A ordinary shares, in order to qualify for entitlement to the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 10, 2024 (Hong Kong Time). The payment date is expected to be April 22, 2024 for holders of Class A ordinary shares, and April 29, 2024 for holders of ADSs.

Adoption of Semi-Annual Regular Dividend Policy

The Board has approved a semi-annual regular cash dividend policy starting from 2024. Under the semi-annual dividend policy, starting from 2024, the Company will declare and distribute a recurring cash dividend semi-annually, in which the aggregate amount of the semi-annual dividend for each year is equivalent to no less than 40% of the Company's distributable profit in such fiscal year, or as otherwise authorized by the Board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon the Company's operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the Board.

Upsize and Extension of Share Repurchase Program

The Board has approved its share repurchase program in November 2018 and made subsequent modifications, whereby the latest modification increased the aggregate value of shares that may be repurchased to US$1.5 billion and extended the effective time through June 30, 2024. As of December 31, 2023, the Company had purchased an aggregate of 42,501,325 ADSs for US$1,063.0 million on the open market, including repurchase commissions. The remaining funds available under the share repurchase program is US$437.0 million.

The Board has approved to upsize the share repurchase program with US$500 million to increase the aggregate value of shares that may be repurchased to US$2.0 billion, and to extend the effective time by one year through June 30, 2025.

BUSINESS REVIEW AND OUTLOOK

BUSINESS OUTLOOK

Since its establishment in 2002, ZTO has always adhered to the philosophy of shared-success, paid attention to infrastructure development and their efficient utilization to establish our competitive advantage, and we have consistently stay relevant in promoting fair and equitable sharing of burden and benefits amongst all participants of our business endeavors. Our leading position at present in the express delivery industry in terms of service quality, scale and profitability is the result of the common goal and concerted win-win cooperation by everyone under the ZTO brand.

Looking ahead, we are confident in the growth prospects of China's express delivery industry. Staying practical and improving digitization and data-driven process improvements will continuously enhance ZTO's competitive edge; altruistic service mindset will propel us to grow our business big and strong as well as to take on greater responsibility towards the country and the society; the balanced approach and increases in service quality, scale and reach plus higher earnings will bring about meaningful payback to everyone who participates, supports and invests in us.

Based on current market conditions and current operations, the Company's parcel volume for 2024 is expected to be in the range of 34.73 billion to 35.64 billion, representing a 15% to 18% increase year over year. Such estimates represent management's current and preliminary view, which are subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

REVENUES

	For the Year Ended December 31,		
	2022	2023	% of revenues
	(RMB in thousands, except percentages)		
Express delivery services	32,575,698	35,488,060	92.4
Freight forwarding services	1,212,677	906,802	2.4
Sale of accessories	1,384,674	1,876,624	4.9
Others	203,947	147,429	0.3
Total revenues	35,376,996	38,418,915	100

Core Express Delivery Business

Revenues from our core express delivery business increased by 9.8% from RMB34,164.3 million for the year ended December 31, 2022 to RMB37,512.1 million for the same period in 2023, as a net result of a 23.8% increase in parcel volume and an 11.3% decrease in parcel unit price. A substantial part of such revenue is derived from services provided to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. For the year ended December 31, 2023, such fees represented 91.4% of our total revenue from express delivery services. The remaining portion of our revenue from express delivery services was derived from enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. KA revenue including delivery fees from direct sales organizations, established to serve core express KA customers, decreased by 37.3% through either re-engagement of partner outlets for fulfilment or rationalization due to loss-making.

Freight Forwarding Services

We provide freight forwarding services through the acquired business of China Oriental Express Co., Ltd., a major freight forwarding and international logistics service provider in Hong Kong and Shenzhen. For the year ended December 31, 2023, revenue from such services decreased by 25.2% compared to the same period in 2022, primarily due to post pandemic e-commerce price decline. Despite the global macroeconomic uncertainties, we anticipate a rebound in cross border e-commerce and consumption, with faster recovery rates expected in Asia.

MANAGEMENT DISCUSSION AND ANALYSIS

COST OF REVENUES

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of our revenues for the periods indicated:

	For the Year ended December 31,		
	2022	**2023**	% of revenue
	(RMB in thousands, except percentages)		
Line-haul transportation cost	12,480,170	**13,591,627**	35.4
Sorting hub operating cost	7,845,491	**8,253,522**	21.5
Freight forwarding cost	1,137,140	**854,533**	2.2
Cost of accessories sold	463,448	**513,391**	1.3
Other costs	4,411,472	**3,543,316**	9.2
Total cost of revenues	26,337,721	**26,756,389**	**69.6**

Total cost of revenues increased by 1.6% from RMB26,337.7 million for the year ended December 31, 2022 to RMB26,756.4 million for the year ended December 31, 2023.

- **Line haul transportation cost** was RMB13,591.6 million, an increase of 8.9% from RMB12,480.2 million in the same period of 2022. The unit transportation cost decreased by 12.1% or 6 cents mainly attributable to better economies of scale, optimized line-haul route planning and decreased fuel price.

- **Sorting hub operating cost** was RMB8,253.5 million, an increase of 5.2% from RMB7,845.5 million in the same period of 2022. The increase was primarily consisted of (i) RMB242.3 million increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement, and (ii) RMB245.7 million increase in depreciation and amortization costs associated with automated equipment and other facilities. With standardization in operating procedures, improved performance evaluation system, the unit sorting cost decreased by 15.0% or 5 cents.

- **Freight forwarding cost** was RMB854.5 million, decreased by 24.9% compared with RMB1,137.1 million in the same period of 2022 as freight forwarding revenue declined.

- **Cost of accessories sold** was RMB513.4 million, increased by 10.8% compared with RMB463.4 million in the same period of 2022 in line with parcel volume growth.

- **Other costs** were RMB3,543.3 million, a decrease of 19.7% from RMB4,411.5 million in 2022. The decrease mainly consisted of (i) RMB904.7 million decrease in dispatching costs associated with serving enterprise customers, offset by (ii) RMB137.2 million increase in IT charges.

MANAGEMENT DISCUSSION AND ANALYSIS

GROSS PROFIT

Gross profit increased by 29.0% from RMB9,039.3 million for the year ended December 31, 2022 to RMB11,662.5 million for the year ended December 31, 2023. Our gross profit margin increased to 30.4% for the year ended December 31, 2023 from 25.6% for the same period of 2022, as a combined result of revenues growth and cost productivity gain.

OPERATING EXPENSES

Total operating expenses increased by 27.0% to RMB1,654.6 million in the year ended December 31, 2023 from RMB1,302.8 million in the same period of 2022.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 16.7% from RMB2,077.4 million for the year ended December 31, 2022 to RMB2,425.3 million for the year ended December 31, 2023. The increase was primarily due to (i) RMB115.9 million increase in compensation and benefit expenses, (ii) RMB85.6 million provision of losses from a credit loan provided to Shanghai Shuangcaiji Intelligent Technology Co., LTD, an equipment supplier, (iii) RMB80.2 million in headquarter facility expenses, and (iv) RMB74.8 million depreciation and amortization costs associated with administrative equipment and facilities.

Other operating income, net. Our net other operating income decreased by 0.5% from RMB774.6 million for the year ended December 31, 2022 to RMB770.7 million for the year ended December 31, 2023. Other operating income mainly consisted of (i) RMB397.0 million of government subsidies and tax rebates, (ii) RMB277.4 million of VAT super deduction, and (iii) RMB122.0 million of rental income.

OTHER INCOME AND EXPENSE

Interest income. Our interest income increased by 40.3% from RMB503.7 million for the year ended December 31, 2022 to RMB706.8 million for the year ended December 31, 2023.

Interest expense. Our interest expense increased by 52.0% from RMB190.5 million for the year ended December 31, 2022 to RMB289.5 million for the year ended December 31, 2023.

Gain from fair value changes of financial instruments. Our gain from fair value changes of financial instruments increased by 255.7% from RMB46.2 million for the year ended December 31, 2022 to RMB164.5 million for the year ended December 31, 2023. Gain from fair value changes of financial instruments included a loss of RMB100.0 million of write off of certain trust products managed by Zhongrong International Trust Co. Ltd. (中融) who failed to make redemption payments upon maturity. Such gain or loss from fair value changes of the financial instruments are determined by commercial banks according to market-based estimation of future redemption prices.

Foreign currency exchange gain. Our foreign currency exchange gain decreased by 36.5% from RMB147.3 million for the year ended December 31, 2022 to RMB93.5 million for the year ended December 31, 2023, mainly due to the appreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

MANAGEMENT DISCUSSION AND ANALYSIS

INCOME TAX EXPENSE

Our income tax expense increased by 18.7% from RMB1,633.3 million for the year ended December 31, 2022 to RMB1,938.6 million for the year ended December 31, 2023. Overall income tax rate decreased by 1.6% for the year ended December 31, 2023 compared with the same period in 2022 due to an income tax refund of RMB207.1 million received in the third quarter by Shanghai Zhongtongji Network, a wholly- owned subsidiary of the Company, for being recognized as a "Key Software Enterprise" that was qualified for a preferential tax rate of 10% for tax year 2022. Income tax expenses included RMB0.2 billion accrual of withholding tax on dividend payable to ZTO Express (Hong Kong) Limited.

NET INCOME

As a result of the foregoing, our net income increased by 31.5% from RMB6,659.0 million for the year ended December 31, 2022 to RMB8,754.5 million for the year ended December 31, 2023.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

As of December 31, 2023, we did not have detailed future plans for material investments or capital assets.

GEARING RATIO

As of December 31, 2023, our gearing ratio was 31.9%, compared to 30.6% as of December 31, 2022, calculated by dividing total liabilities by total assets.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of December 31, 2023, our cash and cash equivalents, restricted cash and short-term investments were RMB12,333.9 million, RMB686.6 million, and RMB7,454.6 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. As of December 31, 2023, approximately 91.8% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 85.4% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

As of December 31, 2023, we had outstanding principal amount of bank borrowings of RMB7,766.0 million as compared with RMB5,394.4 million as of December 31,2022. The weighted average interest rate on short-term bank borrowings as of December 31, 2023 was 1.6%. All of the bank borrowings of the Group were denominated in RMB and were at fixed interest rate.

MANAGEMENT DISCUSSION AND ANALYSIS

We believe that our existing cash and cash equivalents and anticipated cash flow from operations are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms acceptable to us, if at all. Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through the Contractual Arrangements.

SIGNIFICANT INVESTMENTS

We did not make or hold any significant investments during the year ended December 31, 2023.

MATERIAL ACQUISITIONS AND DISPOSALS

During the Reporting Period, we did not conduct any material acquisitions or disposals of subsidiaries, associates or joint ventures.

PLEDGE OF ASSETS

As of December 31, 2023, we did not pledge any assets of the Group.

FOREIGN EXCHANGE RISK

Our revenues, expenses and assets and liabilities are mainly denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk. To date, we have entered into some hedging transactions, such as foreign currency deposits, foreign currency forward contract and options, to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2023, we had RMB2,661.9 million of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB242.0 million in our cash and cash equivalents, restricted cash and short-term investment.

MANAGEMENT DISCUSSION AND ANALYSIS

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. Our exposure to interest rate risk also arises from our borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have not been, and do not expect to be, exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

CONTINGENT LIABILITIES

We had no material contingent liabilities as at December 31, 2023.

CAPITAL EXPENDITURES AND CAPITAL COMMITMENT

In connection with the purchases of property and equipment, purchases of land use rights and the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB6.7 billion for the year ended December 31, 2023 (year ended December 31, 2022: RMB7.4 billion). We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering of convertible senior notes due 2027 and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of December 31, 2023 amounted to RMB4.6 billion. All of these capital commitments will be fulfilled based on the construction progress.

EMPLOYEES AND REMUNERATION

As of December 31, 2023, the Company had a total of 23,554 employees. The following table sets forth the total number of employees by function:

Functional Area	Number of Employees	% of Total
Sorting	7,857	33.4
Transportation	3,612	15.3
Management and Administration	4,386	18.6
Customer Service	2,001	8.5
Operation Support	3,958	16.8
Technology and Engineering	1,383	5.9
Sales and Marketing	357	1.5
Total	**23,554**	**100.0**

In addition to our employees, our workforce also includes over 63,000 outsourced workers, as of December 31, 2023. Our network partners hire their own employees according to their operational needs.

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Our total remuneration cost of employees of the Group without share based compensation incurred from the year ended December 31, 2023 was RMB3,226.5 million, as compared to RMB2,967.5 million for the year ended December 31, 2022.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a retirement benefit scheme, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor agreements with our employees and, in addition, enter into confidentiality and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the key employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

During the Reporting Period, the Company operated the 2016 Plan and the cash incentive scheme through ZTO ES. On March 19, 2024, the Board approved and adopted a share incentive plan effective in March, 2024 (the "**2024 Plan**"), which does not involve the issuance of new shares of the Company. Further details in respect of the Company's share incentive plans are set out in the section headed "Share Incentive Plans" in this annual report.

DIRECTORS' REPORT

The Board is pleased to present this Directors' report together with the consolidated financial statements of the Group for the year ended December 31, 2023.

DIRECTORS

The Directors who held office during the Reporting Period and up to the date of this annual report are:

Executive Directors

Mr. Meisong LAI *(Chairman)*
Mr. Jilei WANG
Mr. Hongqun HU

Non-executive Directors

Mr. Xing LIU
Mr. Xudong CHEN (appointed on June 15, 2023)
Mr. Zheng LIU (resigned on June 15, 2023)

Independent non-executive Directors

Mr. Frank Zhen WEI
Mr. Qin Charles HUANG
Mr. Herman YU
Mr. Tsun-Ming (Daniel) KAO
Ms. Fang XIE

Biographical details of the Directors are set out in the section headed "Directors and Senior Management" on pages 52 to 57 of this annual report.

GENERAL INFORMATION

The Company was incorporated in the Cayman Islands on April 8, 2015, as an exempted company with limited liability under the Companies Law of the Cayman Islands. The securities of the Company are dual-primary listed on the NYSE and the Hong Kong Stock Exchange.

PRINCIPAL ACTIVITIES

The Group is principally engaged in express delivery services in the PRC through a nationwide network partner model. Analysis of the principal activities of the Group during the Reporting Period are set out in Note 1 to the consolidated financial statements.

BUSINESS REVIEW

A business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business, an analysis of the Group's financial performance and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the "Business review and outlook" and "Management discussion and analysis" on pages 8 to 19 of this annual report. These discussions form part of this Directors' report.

PRINCIPAL RISKS AND UNCERTAINTIES

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control. Further details of risks and uncertainties facing the Group are set out in the section headed "Risk factors" in the Prospectus and the Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC.

Risks Related to Our Business and Industry

- Our business and growth are highly dependent on the development of the e-commerce industry and the emergence of New Retail (the continued integration of online and offline retail channels by large e-commerce platforms and various retail merchants to reduce customer acquisition costs and enhance customers' shopping experience) in China.

- Our business operations have relied on, and are likely to continue to be significantly influenced by, certain third-party e-commerce platforms.

- We face risks associated with our network partners and their employees and personnel.

- We face intense competition, which could adversely affect our results of operations and market share.

- Any service disruptions experienced by our sorting hubs or the outlets operated by our network partners may adversely affect our business operations.

- Our technology systems are critical to our business operations and growth prospects, and failure to continue to improve, and effectively utilize, our technology systems or develop new technologies could harm our business operations, reputation and growth prospects.

- We operate in a labor-intensive industry and an overall contraction in the availability of workers in the labor market or any labor unrest may negatively affect our business.

DIRECTORS' REPORT

- We engage outsourcing firms to provide personnel for our operations. We have limited control over these personnel and may be liable for violations of applicable PRC labor laws and regulations accordingly.

- We face risks associated with parcels handled and transported through our network and risks associated with transportation.

- Our past growth rates may not be indicative of our future growth, and if we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Risks Related to Our Corporate Structure

- The Company is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE, with which we have maintained contractual arrangements. Investors in our ADSs and/or Class A ordinary shares thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations are renewed or changed in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The potential future actions made by the PRC government according to the laws and regulations at that time may affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and the Company as a whole. Please refer to the section headed "Continuing Connected Transactions – Contractual Arrangements – Risks relating to the Contractual Arrangements and actions taken to mitigate the risks" in this annual report.

Risks Related to Doing Business in China

- Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

- Our ability to offer or continue to offer securities to investors shall be subject to PRC government's significant authority in regulating our operations and its oversight and control over securities offerings conducted overseas by, and foreign investment in, China-based issuers. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline.

- Risks and uncertainties arising from the legal system in the jurisdiction where we operate, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in the jurisdiction where we operate, could result in a material adverse change in our operations and the value of our ADSs.

- We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

- The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

- Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our Shares and ADSs

- We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

- The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs.

- Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

ENVIRONMENTAL POLICIES AND PERFORMANCE

We are committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment, giving back to community and achieving sustainable growth. Details of such are set out in the Company's environmental, social and governance report for the year ended December 31, 2023 (the "**ESG Report**").

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

Save as disclosed in this annual report and as may be disclosed in the ESG Report, the Company has complied with the relevant laws and regulations that have a significant impact on the operations of the Group during the Reporting Period.

DIRECTORS' REPORT

CONNECTED TRANSACTIONS

Set out below are the details of the connected transactions of the Company as required to be reported under the Listing Rules.

Provision of Financial Assistance to Zhongkuai Future City

On December 1, 2023, Shanghai Zhongtongji Network, Zhongkuai Future City and Mr. Jilei WANG entered into a loan extension agreement (the "**Loan Extension Agreement**"), pursuant to which Shanghai Zhongtongji Network agreed to continue to provide Zhongkuai Future City with the loan (the "**Loan**") in the principal amount of RMB500,000,000 which was originally extended pursuant to a loan agreement entered into among the same parties in December 2020 for a term of 36 months from December 4, 2023 to December 3, 2026, with Mr. Jilei WANG as guarantor. The interest rate on the Loan is 5% per annum, which shall accrue from December 4, 2023. The interest amount shall be paid together with the repayment of the principal amount on the maturity date of the Loan (i.e., December 3, 2026).

Zhongkuai Future City is held as to (i) approximately 57% by Mr. Meisong LAI, an executive Director and controlling shareholder of the Company, (ii) approximately 16% by Mr. Jianfa LAI, a substantial shareholder of ZTO Express, (iii) approximately 12% by Mr. Jilei WANG, an executive Director of the Company, (iv) approximately 10% by Mr. Jianchang LAI, a brother-in-law of Mr. Meisong LAI, and (v) approximately 5% by Mr. Zengqun ZHANG, a third party independent of the Company and its connected persons.

The Loan Extension Agreement was entered into by Shanghai Zhongtongji Network having regard to (i) the good financial position and the existing cash surplus of the Group; (ii) the interest income per annum to be generated by the transactions contemplated under the Loan Extension Agreement being more favorable than that offered by commercial banks in the PRC for fixed deposit for similar terms; (iii) the low credit risk of the Loan, and (iv) the joint and several liability guarantee provided by Mr. Jilei WANG.

Further details of the Loan Extension Agreement are set out in the announcement of the Company dated December 1, 2023.

Non-Exercise of Rights of First Refusal

Pursuant to the proposed restructuring plan of ZTO Cloud Warehouse, among other things, (i) Zhejiang Zhongjun Investment Management Co., Ltd. (浙江仲君投資管理有限公司) ("**Zhejiang Zhongjun**"), an existing shareholder of ZTO Cloud Warehouse, proposed to transfer its approximately 24.55% interest in ZTO Cloud Warehouse to the equity holders of Zhejiang Zhongjun in proportion to their respective interest in Zhejiang Zhongjun (the "**Proposed Equity Transfers**"), and (ii) ZTO Cloud Warehouse proposed to increase its registered capital from RMB550 million to RMB700 million through capital contribution in the amount of RMB150 million by Mr. Xiangliang HU (the "**Proposed Capital Increase**").

Pursuant to the Company Law of the PRC and the articles of association of ZTO Cloud Warehouse, Shanghai Zhongtongji Network, being an existing equity holder of ZTO Cloud Warehouse, is entitled to rights of first refusal in respect of each of the Proposed Equity Transfers and the Proposed Capital Increase.

On December 22, 2023, the Board resolved that the Group (through Shanghai Zhongtongji Network) would not exercise its rights of first refusal in respect of the Proposed Equity Transfers and the Proposed Capital Increase (the "**Non-exercise of Rights of First Refusal**"). Taking into account the difference in the principal business of ZTO Cloud Warehouse and its subsidiaries on the one hand, and that of the Group on the other hand, the Board has decided to approve the Non-exercise of Rights of First Refusal to focus on the principal business of the Group. As of December 22, 2023, ZTO Cloud Warehouse was held (i) as to approximately 16.36% by Shanghai Zhongtongji Network, (ii) as to approximately 24.55% by Zhejiang Zhongjun, and (iii) as to approximately 14.38% and 8.35%, respectively, by Tonglu Kaixiang and Tonglu Zhongqi, and all of these entities are ultimately controlled by Mr. Meisong LAI (an executive Director and a controlling shareholder of the Company) and his associates. The Proposed Equity Transfer and the Proposed Capital Increase have been completed as at the Latest Practicable Date. As of the Latest Practicable Date, ZTO Cloud Warehouse was held as to approximately 12.86% by Shanghai Zhongtongji Network.

Further details of the Non-exercise of Rights of First Refusal are set out the announcement of the Company dated December 22, 2023.

CONTINUING CONNECTED TRANSACTIONS

Contractual Arrangements

Background of the Contractual Arrangements

The Company is a leading express delivery company in China and provide express delivery services and other value-added logistics services through its nationwide network. Due to the PRC legal restrictions on foreign ownership in companies that provide mail delivery services in China (the "**Relevant Business**"), the Company has in place the Contractual Arrangements and conducts the Relevant Business mainly through the consolidated affiliated entities, namely ZTO Express and its subsidiaries.

DIRECTORS' REPORT

The following chart illustrates our Company's organizational structure, including our principal subsidiaries and ZTO Express as of the Latest Practicable Date:



(1)   ZTO Express Co., Ltd., or ZTO Express, is the VIE, with which we have maintained the Contractual Arrangements. To the knowledge of our Company, Meisong LAI, Jianfa LAI, Jilei WANG, Xiangliang HU, Shunchang ZHANG, Jianying TENG, Xuebing SHANG, Baixi LAN and Jianchang LAI are beneficial owners of the shares of our Company and hold 34.35%, 12.00%, 10.00%, 7.05%, 6.00%, 5.02%, 4.40%, 1.40% and 1.06% equity interests in ZTO Express, respectively. Among them, Meisong LAI and Jilei WANG are also directors of our Company. The remaining 18.72% equity interest in ZTO Express are held by 34 other shareholders. None of these 34 shareholders hold more than 4.00% of the equity interest in ZTO Express. As of March 31, 2024, ZTO Express directly wholly owned 69 subsidiaries.

Regulatory framework relating to foreign ownership in the postal services industry in the PRC

Foreign investment activities in the PRC are subject to the restrictions as set out in the Negative List for Foreign Investment Access (2021 Version)《外商投資准入特別管理措施(負面清單)(2021年版)》(the "**Negative List**"), which is promulgated and amended from time to time jointly by the National Development and Reform Commission of the PRC and Ministry of Commerce of the PRC. The latest version of the Negative List was released on December 27, 2021 and became effective on January 1, 2022. Foreign investments in industries falling within the Negative List are subjected to special administrative measures as set forth therein. According to the Negative List, foreign investment is prohibited in the establishment of any postal enterprise and in the establishment of any domestic mail delivery services. Postal enterprises refer to the China Post Group and its wholly-owned enterprises and/or controlled enterprises providing postal services, as well as other services including but not limited to mail delivery, postal remittances and savings, issuance of stamps and production and sale of philatelic products.

In light of the above, the Company determined that it was not viable for the Company to hold the consolidated affiliated entities directly through equity ownership. Instead, the Company decided that, in line with common practice in industries in mainland China subject to foreign investment restrictions, the Company would gain effective control over, and have the right to receive substantially all of the economic benefits generated by the Relevant Business currently operated by the consolidated affiliated entities through the Contractual Arrangements entered into by and among Shanghai Zhongtongji Network, our wholly owned subsidiary, ZTO Express, the consolidated affiliated entity, and the shareholders of ZTO Express.

Risks relating to the Contractual Arrangements and actions taken to mitigate the risks

If our contractual arrangements do not comply with its restrictions on foreign investment in domestic express delivery services of mail under relevant laws and regulations, or if we, ZTO Express, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, would have certain discretion within the scope of the PRC laws and regulations in dealing with such violations or failures, including, without limitation:

- revoking the business licenses and/or operating licenses of such entities;

- discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and consolidated affiliated entities;

- imposing fines, confiscating the income from our PRC subsidiaries or the consolidated affiliated entities, or imposing other requirements with which such entities may not be able to comply;

- requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or direct the activities of the VIE;

- restricting or prohibiting our use of the proceeds of any of our financing outside China to fund our business and operations in China; or

- restricting or prohibiting our future capital raising activities by the China Securities Regulatory Commission.

DIRECTORS' REPORT

The structuring and implementation of the Contractual Arrangements, including the detailed terms of the Contractual Arrangements, as discussed in this annual report, are designed to mitigate these risks.

Summary of the Material Terms of the Contractual Arrangements

A description of each of the specific agreements that comprise the Contractual Arrangements is set out below.

Voting Rights Proxy Agreement

On August 18, 2015, ZTO Express and the shareholders of ZTO Express entered into a voting rights proxy agreement with Shanghai Zhongtongji Network. Pursuant to the voting rights proxy agreement, each of the shareholders of ZTO Express irrevocably appointed Meisong LAI, Shanghai Zhongtongji Network's designated person, as their attorney-in-fact to exercise all applicable shareholder rights, including, but not limited to: (i) calling for and attending shareholders meetings as the proxy of the shareholders; (ii) exercising voting rights and all other shareholder's rights provided under PRC laws and the articles of association of ZTO Express, including but not limited to, selling, transferring, pledging or disposing all or a portion of the shares held by such shareholder or the assets of ZTO Express; (iii) voting on all matters submitted to shareholders meetings, including but not limited to, the election of directors and senior management officers who shall be appointed by shareholders; and (iv) exercising other voting rights granted to the shareholders by the articles of association of ZTO Express, as may be amended from time to time. Shanghai Zhongtongji Network and Meisong LAI both have the right to execute documents in connection with and perform other obligations under the equity pledge agreement and exclusive call option agreement. Any conduct of Shanghai Zhongtongji Network or Meisong LAI in connection with ZTO Express will be deemed as conduct of the shareholders of ZTO Express. Any documents executed by Shanghai Zhongtongji Network or Meisong LAI in connection with ZTO Express will be deemed to be executed by the shareholders of ZTO Express. Each of the shareholders of ZTO Express agreed to acknowledge, accept and approve such conduct of or execution by Shanghai Zhongtongji Network and Meisong LAI. The voting rights proxy agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing. The authorization and appointment above are premised on Shanghai Zhongtongji Network's designated person being a PRC citizen and Shanghai Zhongtongji Network's consent of such authorization and appointment. If and only if Shanghai Zhongtongji Network sends a written notice to the shareholders of ZTO Express to replace its designated person, the shareholders of ZTO Express shall promptly appoint the replaced designated person as their new attorney-in-fact under their power of attorney. Otherwise, the voting rights proxy agreement shall be binding on the legal assignees or heirs of all parties subject to the laws and regulations applicable at that time, and the authorization and appointment by the shareholders of ZTO Express's shall not be revoked.

Equity Pledge Agreement

On August 18, 2015, Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express entered into an equity pledge agreement and this agreement shall be binding on the legal assignees or heirs of all parties subject to the laws and regulations applicable at that time. Pursuant to the equity pledge agreement, each of the shareholders of ZTO Express pledged all of their equity interests in ZTO Express to guarantee their and ZTO Express's performance of their obligations under the contractual arrangements, including the exclusive consulting and services agreement, its related agreements and the equity pledge agreement. If ZTO Express or its shareholders breach their contractual obligations under this agreement, Shanghai Zhongtongji Network, as pledgee, will have the right to dispose of the pledged equity interests in ZTO Express and priority in receiving the proceeds from such disposal. The shareholders of ZTO Express also agreed that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreement, subject to specified exceptions therein, Shanghai Zhongtongji Network has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges became effective in September 2015, which was when the pledge of equity interests contemplated in the equity pledge agreement were registered with the relevant administration for market regulation in accordance with the PRC Property Rights Law in force at that time, and will remain effective until ZTO Express and its shareholders have completed all of their obligations under the contractual arrangements or discharged all of their obligations under the contractual arrangements.

Exclusive Call Option Agreement

On August 18, 2015, Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express entered into an exclusive call option agreement. Pursuant to the exclusive call option agreement, each of the shareholders of ZTO Express irrevocably granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders' equity interests in ZTO Express. The purchase price shall be the lower of (i) the amount that the shareholders contributed to ZTO Express as registered capital for the equity interests to be purchased, or (ii) the lowest price permitted by applicable PRC law. In addition, ZTO Express granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person to purchase, at its discretion, to the extent permitted under PRC law, all or part of ZTO Express's assets at the lowest price permitted by applicable PRC law. Without the prior written consent of Shanghai Zhongtongji Network, among other applicable issues, the shareholders of ZTO Express may not increase or decrease the registered capital, dispose or cause the management of ZTO Express to dispose of its material assets (other than those disposal during ordinary operation), terminate or cause the management of ZTO Express to terminate any material contract or enter into any contract that is in conflict with its existing material contracts, appoint or remove any directors, supervisors or other relevant management members, cause ZTO Express to distribute or announce to distribute dividends to the shareholders, amend its articles of association, provide any loans or guarantees to any third parties or acquire any loans or guarantees from any third parties, and shall guarantee the continuance of ZTO Express. The exclusive call option agreement will remain effective until all equity interests in ZTO Express held by its shareholders and all assets of ZTO Express are transferred or assigned to Shanghai Zhongtongji Network or its designated entity or person. The exclusive call option agreement shall be binding on the legal assignees or heirs of all parties subject to the laws and regulations applicable at that time.

DIRECTORS' REPORT

Irrevocable Powers of Attorney

Pursuant to the powers of attorney dated August 18, 2015, the shareholders of ZTO Express each irrevocably appointed Shanghai Zhongtongji Network's designated person, Meisong LAI, as the attorney-in-fact to exercise all of applicable shareholder's voting and related rights with respect to such shareholder's equity interests in ZTO Express, including but not limited to: (i) calling for and attending shareholders meetings as the proxy of the shareholders; (ii) exercising voting rights and all other shareholder's rights provided under PRC laws and the articles of association of ZTO Express, including but not limited to, selling, transferring, pledging or disposing all or a portion of the shares held by such shareholder or the assets of ZTO Express; (iii) voting on all matters submitted to shareholders meetings, including but not limited to, the election of directors and senior management officers that shall be appointed by shareholders; and (iv) exercising other voting rights granted to the shareholders by the articles of association of ZTO Express, as may be amended from time to time. Shanghai Zhongtongji Network and Meisong LAI both have the right to execute documents in connection with and perform other obligations under the equity pledge agreement and exclusive purchase option agreement. Any conduct of Shanghai Zhongtongji Network or Meisong LAI in connection with ZTO Express will be deemed as conduct of the shareholders of ZTO Express. Any documents executed by Shanghai Zhongtongji Network or Meisong LAI in connection with ZTO Express will be deemed to be executed by the shareholders of ZTO Express. Each of the shareholders of ZTO Express agreed to acknowledge, accept and approve such conduct of or execution by Shanghai Zhongtongji Network and Meisong LAI. Each power of attorney will remain in force until the voting rights proxy agreement expires or is terminated.

Spousal Consents

Each of the spouses of six key shareholders of ZTO Express, namely Meisong LAI, Jianfa LAI, Jilei WANG, Xiangliang HU, Shunchang ZHANG and Xuebing SHANG, signed a spousal consent letter. These six key shareholders collectively hold 73.8% equity interest in ZTO Express. Under the spousal consent letters, each signing spouse unconditionally and irrevocably agreed that the spouse is aware of the abovementioned exclusive call option agreement, voting right proxy agreement, irrevocable powers of attorney, equity pledge agreement and the exclusive consulting and services agreement, and has read and understood the contractual arrangements. Each signing spouse has committed not to impose any adverse assertions upon the validity and existence of such contractual arrangement based on the existence or termination of the marital relationship with the relevant VIE shareholder or exert any impediment or adverse influence over the relevant VIE shareholder's performance of any contractual arrangement.

Exclusive Consulting and Services Agreement

Under the exclusive consulting and services agreement and its supplemental agreement between Shanghai Zhongtongji Network and ZTO Express, dated August 18, 2015 and August 10, 2020, respectively, Shanghai Zhongtongji Network has the exclusive right to provide ZTO Express with the technical support and consulting services required by ZTO Express's business. Shanghai Zhongtongji Network owns the exclusive intellectual property rights created as a result of the performance of this agreement. ZTO Express agrees to pay Shanghai Zhongtongji Network an annual service fee, at an amount equal to 100% of the net income of ZTO Express and its affiliates. Notwithstanding the forgoing, ZTO Express and Shanghai Zhongtongji Network agree and confirm that the amount of the service fees shall be determined by Shanghai Zhongtongji Network and subject to any adjustment at the discretion of Shanghai Zhongtongji Network without the consent of ZTO Express. This agreement will remain effective for an unlimited term, unless Shanghai Zhongtongji Network and ZTO Express mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC law. ZTO Express is not permitted to unilaterally terminate the agreement in any event unless required by applicable law.

Further details of the Contractual Arrangements are set out in the section headed "History and Corporate Structure – Contractual Arrangements" in the Prospectus and the announcements of the Company dated December 23, 2022 and April 26, 2023. The Contractual Arrangements were first entered into in August 2015 before the Company became secondary listed on the Hong Kong Stock Exchange in September 2020 and subsequently became primary listed on the Hong Kong Stock Exchange upon Primary Conversion, and the terms of such Contractual Arrangements have been disclosed in the Prospectus.

After all eliminations of intercompany transactions with other consolidated subsidiaries, the VIE contributed 81.4% of the Group's consolidated revenues for the year ended December 31, 2023. As of December 31, 2023, the VIE accounted for an aggregate of 35.7% of the consolidated assets and 58.5% of the consolidated liabilities of the Group.

Listing Rule implications on the Contractual Arrangements

The transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of the Company under the Listing Rules upon the Primary Conversion Effective Date where directors, chief executive officers or substantial shareholders of the consolidated affiliated entities became connected persons (as defined in Chapter 14A of the Listing Rules) of the Company upon the Primary Conversion Effective Date, unless they are exempt under the Listing Rules. The Contractual Arrangements were permissible for our secondary listing in Hong Kong on the basis that we are a Grandfathered Greater China Issuer (as defined in the Listing Rules) and paragraph 3.48 of the HKEX Guidance Letter HKEX-GL112-22 confirms that we, as a Grandfathered Greater China Issuer, is allowed to retain our existing VIE structure if we become primary listed in Hong Kong as a result of the Primary Conversion.

DIRECTORS' REPORT

The Contractual Arrangements have been designed to ensure that there will be no limit on the amount of fees payable to the Group under the Contractual Agreements. Therefore, there will be no monetary cap on any agreements under the Contractual Arrangements.

The highest applicable percentage ratios under the Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, these transactions will be subject to the reporting, annual review, announcement, circular, independent financial advice and shareholders' approval requirements under Chapter 14A of the Listing Rules.

Waiver in relation to the Contractual Arrangements

Notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by any of the consolidated affiliated entities and any member of the Group from time to time (including the consolidated affiliated entities) (the "**New Intragroup Agreements**" and each of them, a "**New Intragroup Agreement**") technically constitute continuing connected transactions under Chapter 14A of the Listing Rules upon the Primary Conversion Effective Date, the Directors consider that it would be unduly burdensome and impracticable to the Company if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules.

Accordingly, we have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular and independent Shareholders' approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules (collectively, the "**Applicable Requirements**"), for so long as the Class A ordinary shares of the Company are listed on the Hong Kong Stock Exchange, subject, however, to the following conditions:

(i) *No change without independent non-executive Directors' approval*

No change to the Contractual Arrangements (including with respect to any fees payable to the WFOE thereunder) will be made without the approval of the independent non-executive Directors.

(ii) *No change without independent Shareholders' approval*

Save as described in paragraph (iv) below, no change to the agreements governing the Contractual Arrangements will be made without the independent Shareholders' approval. Once independent Shareholders' approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company (as set out in paragraph (v) below) will, however, continue to be applicable.

(iii) *Economic benefits flexibility*

The Contractual Arrangements shall continue to enable the Group to receive substantially all of the economic benefits derived by the consolidated affiliated entities through (i) the Group's option (if and when so allowed under the applicable PRC laws) to acquire, all or part of the entire equity interests in ZTO Express, and the purchase price shall be the lower of the amount that the shareholders contributed to ZTO Express as registered capital for the equity interests to be purchased, or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by ZTO Express is substantially retained by the Group, such that no annual cap shall be set on the amount of service fees payable to the WFOE by ZTO Express under the the exclusive consulting and services agreement and its supplemental agreement, and (iii) the Group's right to direct the management and operation activities of, as well as, in substance, all of the voting rights of ZTO Express.

(iv) *Renewal and reproduction*

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on the one hand, and the consolidated affiliated entities, on the other hand, that framework may be renewed and/ or reproduced without being in strict compliance with the Applicable Requirements (including obtaining the approval of the Shareholders) (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the consolidated affiliated entities, or (iii) in relation to any existing or newly established or acquired wholly foreign-owned enterprise (or foreign-controlled joint venture) or operating company (including branch company) engaging in a business similar or relating to those of the Group which the Group might wish to establish when justified by business expediency, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executives or substantial shareholders of any existing or newly established or acquired wholly foreign-owned enterprise (or foreign-controlled joint venture) or operating company (including branch company) engaging in a business similar or relating to those of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as connected persons of the Company and transactions between these connected persons and the Group other than those under similar Contractual Arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

DIRECTORS' REPORT

(v)   Ongoing reporting and approvals

The Company will disclose details relating to the Contractual Arrangements on an on-going basis as follows:

- The Contractual Arrangements in place during each financial reporting period will be disclosed in the Company's annual report and accounts in accordance with the relevant provisions of the Listing Rules.

- The independent non-executive Directors will review the Contractual Arrangements annually and confirm in the Company's annual report and accounts for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by ZTO Express to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group, and (iii) any new contracts entered into, renewed or reproduced between the Group and ZTO Express during the relevant financial period under paragraph (iv) above are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

- The Company's auditor will carry out review procedures annually on the transactions, pursuant to the Contractual Arrangements, and will provide a letter to the Directors with a copy to the Hong Kong Stock Exchange confirming that the transactions have received the approval of the Directors, have been entered into in accordance with the relevant Contractual Arrangements, and that no dividends or other distributions have been made by ZTO Express to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group.

- For the purpose of Chapter 14A of the Listing Rules, and in particular the definition of "connected person", the consolidated affiliated entities will be treated as the Company's subsidiaries, and at the same time, the directors, chief executives or substantial shareholders of the consolidated affiliated entities and their respective associates will be treated as connected persons of the Company (excluding, for this purpose, the consolidated affiliated entities), and transactions between these connected persons and the Group (including, for this purpose, the consolidated affiliated entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules.

- ZTO Express undertakes that, for so long as Class A ordinary shares of the Company are listed on the Hong Kong Stock Exchange, ZTO Express will provide the Group's management and the Company's auditor full access to its relevant records for the purpose of the Company's auditor's review of the connected transactions.

Save for disclosed in this annual report, there was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted for the year ended December 31, 2023.

Other Continuing Connected Transactions

During the Reporting Period, in addition to the Contractual Arrangements, the Group entered into certain transactions which constitute our continuing connected transactions under the Listing Rules upon the Primary Conversion Effective Date with the following persons who constitute connected persons or deemed connected persons of the Company based on their respective relationships with (i) Mr. Meisong LAI, an executive Director and controlling shareholder of the Company, and/or (ii) Mr. Jianfa LAI, the substantial shareholder of ZTO Express, a consolidated affiliate entity of the Company:

Name of Connected Persons	Abbreviation	Connected Relationship
Shanghai Mingyu Barcode Technology Ltd. (上海銘育條碼技術有限公司)	Shanghai Mingyu	Wholly-owned by Mr. Mingsong LAI, brother of Mr. Meisong LAI
Hangzhou Juxin Express Delivery Service Co., Ltd. (杭州聚欣快遞服務有限公司)	Hangzhou Juxin	Held as to 70% by Ms. Mingxian LAI, sister of Mr. Jianfa LAI
Ningbo City Haishu Zhongkuai Logistics Co., Ltd. (寧波市海曙中快物流有限公司)	Ningbo Haishu	Held as to 80% by Mr. Jiangping QIU, cousin of Mr. Jianfa LAI
Shanghai Yunqinzhang Express Delivery Co., Ltd. (上海雲琴樟速遞有限公司)	Shanghai Yunqinzhang	Held as to 60% by Mr. Yunzhang LAI, cousin of Mr. Meisong LAI
Wuxi Huijitong Express Delivery Co., Ltd. (無錫市匯吉通快遞有限公司)	Wuxi Huijitong	Held as to 52% by Mr. Jianchang LAI, cousin of Mr. Jianfa LAI and brother-in-law of Mr. Meisong LAI
Hangzhou Jitong E-commerce Co., Ltd. (杭州吉通倉儲服務有限公司)	Hangzhou Jitong	Wholly-owned by Mr. Jianchang LAI, cousin of Mr. Jianfa LAI and brother-in law of Mr. Meisong LAI
Huzhou Zhongle Express Co., Ltd. (湖州眾樂速遞有限公司)	Huzhou Zhongle	Held as to 60% by Mr. Liansheng LAI, uncle of Mr. Jianfa LAI
ZTO Freight (Cayman) Inc.	ZTO Freight	Held (i) as to approximately 19.85% by companies controlled by Mr. Meisong LAI, together with his brother, Mr. Mingsong LAI, and (ii) as to approximately 17.25% by the Group

DIRECTORS' REPORT

Name of Connected Persons	Abbreviation	Connected Relationship
ZTO Cloud Warehouse Technology Co., Ltd. (中通雲倉科技有限公司)	ZTO Cloud Warehouse	Held as to more than 30% by entities ultimately controlled by Mr. Meisong LAI and his associates (including the Group) during the Reporting Period
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. (中通雲冷網絡科技(浙江)有限公司)	ZTO Yun Leng	Ultimately beneficially held (i) as to more than 30% by Mr. Meisong LAI and his brother, Mr. Mingsong LAI, and (ii) as to approximately 18% by ZTO Express

Set out below is a table in relation to continuing connected transactions of the Group during the Reporting Period (other than the Contractual Arrangements disclosed above) that are required under the Listing Rules to be disclosed in the annual report and consolidated financial statements of the Company.

Continuing Connected Transactions	Annual Cap for the Year Ended December 31, 2023 (RMB million)	Actual Transaction Amount for the Year Ended December 31, 2023 (RMB million)
(1) Procurement Framework Agreement		
Fees payable by the Group to Shanghai Mingyu and its subsidiaries	358.9	330.2
(2) Express Delivery Service Franchise Agreements		
Franchise fees payable to the Group by		
Hangzhou Juxin and its subsidiaries	52.7	25.7
Ningbo Haishu and its subsidiaries	254.9	69.1
Shanghai Yunqinzhang and its subsidiaries	22.5	8.9
Wuxi Huijitong and its subsidiaries	90.9	8.9
Hangzhou Jitong and its subsidiaries	6.1	2.8
Huzhou Zhongle and its subsidiaries	162.5	33.9

Continuing Connected Transactions	Annual Cap for the Year Ended December 31, 2023 (RMB million)	Actual Transaction Amount for the Year Ended December 31, 2023 (RMB million)
(3) **Freight Services Agency Agreement**		
Agency fees payable by the Group to ZTO Yun Leng and its subsidiaries	**179.3**	**119.0**
(4) **Warehouse Storage Framework Agreement**		
Storage fees payable by the Group to ZTO Cloud Warehouse and its subsidiaries	**42.0**	**0.5**
(5) **Express Delivery Services Framework Agreements**		
Services fees for the provision of express delivery services to be received by the Group from		
ZTO Cloud Warehouse and its subsidiaries	**531.0**	**274.3**
ZTO Yun Leng and its subsidiaries	**3.4**	**3.2**
(6) **ZTO Freight Transportation and Logistics Services Agreement**		
Service fees payable by the Group to ZTO Freight and its subsidiaries	**1,028.6**	**862.9**
(7) **Property Leasing Framework Agreements**		
Rent and related expenses payable to the Group by		
Shanghai Mingyu and its subsidiaries	**2.3**	**1.8**
ZTO Yun Leng and its subsidiaries	**1.8**	**0.8**
ZTO Cloud Warehouse and its subsidiaries	**65.0**	**64.7**
ZTO Freight and its subsidiaries	**58.4**	**45.9**
Huzhou Zhongle and its subsidiaries	**5.5**	**3.1**
(8) **Factoring Services Agreements**		
Factoring limit (being the maximum outstanding factoring balance at any time during the effective term of the Factoring Services Agreements)		
ZTO Cloud Warehouse and its subsidiaries	**100.0**	**33.0**
ZTO Freight and its subsidiaries	**300.0**	**66.9**
Service fees payable to the Group by		
ZTO Cloud Warehouse and its subsidiaries	**7.0**	**1.8**
ZTO Freight and its subsidiaries	**20.9**	**3.5**

DIRECTORS' REPORT

(1) Procurement Framework Agreement

The Company (for itself and on behalf of its subsidiaries) and Shanghai Mingyu (for itself and on behalf of its subsidiaries) entered into a procurement framework agreement on December 23, 2022 and an amended procurement framework (to revise and increase annual caps) on April 26, 2023 (the "**Procurement Framework Agreement**"), pursuant to which Shanghai Mingyu shall provide logistic supplies (mainly thermal paper which is used to produce waybill labels to be placed on parcels for tracking purposes in the course of transit) to the Group and in return Shanghai Mingyu shall receive a monthly fee.

When determining the fees payable by the Group, the Group will assess its business needs and take into account a number of factors, including but not limited to (i) historical transaction amounts of the same and/or similar nature, (ii) the change in demand and supply of raw materials and the fluctuation in the costs of raw materials of the logistics supplies which include but not limited to the transportation cost, (iii) the quality of the products and ancillary services provided, production capacity, capability, stability in production and delivery, and the delivery schedule of the supplier/provider, and (iv) the prevailing market rates charged by comparable independent third party providers in the market for the same or comparable type of products.

The initial term of the Procurement Framework Agreement is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the Procurement Framework Agreement are set out in the announcements of the Company dated December 23, 2022 and April 26, 2023.

(2) Express Delivery Service Franchise Agreements

The Company (for itself and on behalf of its subsidiaries) entered into an express delivery service franchise agreement on substantially similar terms with each of (i) Hangzhou Juxin (for itself and on behalf of its subsidiaries), (ii) Ningbo Haishu (for itself and on behalf of its subsidiaries), (iii) Shanghai Yunqinzhang (for itself and on behalf of its subsidiaries) and (iv) Wuxi Huijitong (for itself and on behalf of its subsidiaries) on December 23, 2022, and with each of (v) Hangzhou Jitong (for itself and on behalf of its subsidiaries) and (vi) Huzhou Zhongle (for itself and on behalf of its subsidiaries) on April 26, 2023 (collectively, the "**Express Delivery Service Franchise Agreements**").

Pursuant to the Express Delivery Service Franchise Agreements, relevant members of the Group (as the franchisor) will grant to each of Hangzhou Juxin, Ningbo Haishu, Shanghai Yunqinzhang, Wuxi Huijitong, Hangzhou Jitong and Huzhou Zhongle (and/or their respective subsidiaries, as applicable) (as the franchisee) (i) the exclusive right to operate the business in relation to the provision of the express delivery services (including the operation of the outlets that provide first-mile pickup and last-mile delivery services) using the proprietary marks of the Group within certain designated territories in China, (ii) a license to use the Group's trademarks and logos on staff uniforms, outlets and transportation vehicles, and for promotion and advertising purposes, and (iii) the right to use the Group's operating resources, including but not limited to the data management system. The Group shall in return receive franchise fees which consist of (i) a lump sum franchise fee and security deposit, as well as (ii) network transit fees. Such network transit fees are fees payable by the franchisees to the Group in connection with the services the Group provide to them which mainly include parcel sorting and parcel line-haul transportation and are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. The franchise fees shall be determined after arm's length negotiations between the parties.

The initial term of each of the Express Delivery Service Franchise Agreements is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the Express Delivery Service Franchise Agreements are set out in the announcements of the Company dated December 23, 2022 and April 26, 2023.

(3) *Freight Services Agency Agreement*

The Company (for itself and on behalf of its subsidiaries) and ZTO Yun Leng (for itself and on behalf of its subsidiaries) entered into a freight services agency agreement on December 23, 2022 and an amended freight services agency agreement (to revise and increase annual caps) on April 26, 2023 (the "**Freight Services Agency Agreement**"), pursuant to which the Group shall appoint ZTO Yun Leng and its subsidiaries as its agents for the provision of air freight forwarding services in relation to shipments with origins or destinations in China.

ZTO Yun Leng and its subsidiaries will provide air freight forwarding services per the request of the Group and deliver cargo entrusted by the Group through designated airlines and routes agreed by the relevant parties. The agency fees payable by the Group are based on market rates and the weight of the cargo transported and will be settled on a monthly basis. The agency fees to be paid by the Group in respect of each of the shipments will be determined on a case-by-case basis based on arm's length negotiations with ZTO Yun Leng and its subsidiaries with reference to the prevailing market rates.

DIRECTORS' REPORT

The initial term of the Freight Services Agency Agreement is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the Freight Services Agency Agreement are set out in the announcements of the Company dated December 23, 2022 and April 26, 2023.

(4)   *Warehouse Storage Framework Agreement*

The Company (for itself and on behalf of its subsidiaries) and ZTO Cloud Warehouse (for itself and on behalf of its subsidiaries) entered into a warehouse storage framework agreement (the "**Warehouse Storage Framework Agreement**") on December 23, 2022, pursuant to which ZTO Cloud Warehouse and its subsidiaries shall provide warehouse storage services to the Group and ZTO Cloud Warehouse shall in return receive storage fees from the Group.

The storage fees shall be determined with reference to the type, size and volume of parcels, the location of the warehouse and the relevant party/customers' specific requirements as well as storage fees charged by independent third-party warehouse services providers. To ensure that the storage fee is on normal commercial terms or better, the Group will seek quotations from at least two service providers.

The initial term of the Warehouse Storage Framework Agreement is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the Warehouse Storage Framework Agreement are set out in the announcement of the Company dated December 23, 2022.

(5)   *Express Delivery Services Framework Agreements*

The Company (for itself and on behalf of its subsidiaries) entered into an express delivery services framework on substantially similar terms, respectively, (i) with ZTO Cloud Warehouse (for itself and on behalf of its subsidiaries) on December 23, 2022, and (ii) with ZTO Yun Leng (for itself and on behalf of its subsidiaries) on April 26, 2023 (collectively, the "**Express Delivery Services Framework Agreements**"). Pursuant to the Express Delivery Services Framework Agreements, the Group shall provide express delivery services to ZTO Cloud Warehouse and ZTO Yun Leng (and their respective subsidiaries) in exchange for service fees.

In determining whether the Group should engage ZTO Yun Leng and its subsidiaries, the Group will take into account the market prices charged by the Group to independent third parties for the same or comparable type of services, and vice versa. In particular, for the provision of express delivery services, the network transit fees are fees payable to the Group in connection with the services the Group provides which mainly include parcel sorting and parcel line-haul transportation and are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and linehaul transportation based on the parcel weight and route. Such pricing applies to all customers (whether connected persons or not) and is determined by the Group based on (i) the operating costs of the Group's business, (ii) factors including market conditions and competitions as well as the service quality of the Group, and/or (iii) the market conditions and competition faced by its customers.

The initial term of each of the Express Delivery Services Framework Agreements is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the Express Delivery Services Framework Agreements are set out in the announcements of the Company dated December 23, 2022 and April 26, 2023.

(6) *ZTO Freight Transportation and Logistics Services Agreement*

The Company (for itself and on behalf of its subsidiaries) and ZTO Freight (for itself and on behalf of its subsidiaries) entered into a transportation and logistics services agreement on December 23, 2022 and an amended transportation and logistics services agreement (to revise and increase annual caps) on April 26, 2023 (the "**ZTO Freight Transportation and Logistics Services Agreement**"), pursuant to the which ZTO Freight and its subsidiaries shall provide the Group with transportation and logistics services in China.

In determining whether the Group should engage ZTO Freight and its subsidiaries, the Group will take into account the market prices charged by the Group to independent third parties for the same or comparable type of services, taking into account the volume of business. To ensure that the price is on normal commercial terms or better, the Group will on an annual basis re-elect the service providers for major routes and send the invitation for quotation to at least two service providers.

The initial terms of the ZTO Freight Transportation and Logistics Services Agreement is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the ZTO Freight Transportation and Logistics Services Agreement are set out in the announcements of the Company dated December 23, 2022 and April 26, 2023.

DIRECTORS' REPORT

(7) *Property Leasing Framework Agreements*

The Company (for itself and on behalf of its subsidiaries) entered into a property leasing framework agreement in respect of the leasing of the Group's properties on substantially similar terms, respectively, (A) with (i) Shanghai Mingyu (for itself and on behalf of its subsidiaries), (ii) ZTO Yun Leng (for itself and on behalf of its subsidiaries), (iii) ZTO Cloud Warehouse (for itself and on behalf of its subsidiaries) and (iv) ZTO Freight (for itself and on behalf of its subsidiaries) on December 23, 2022, and (B) with (v) Huzhou Zhongle on April 26, 2023, and entered into an amended property leasing framework agreement (to revise and increase annual caps) with each of ZTO Yun Leng (for itself and on behalf of its subsidiaries) and ZTO Cloud Warehouse (for itself and on behalf of its subsidiaries) on April 26, 2023 (collectively, the "**Property Leasing Framework Agreements**").

Pursuant to the Property Leasing Framework Agreements, the Group will (i) lease certain properties (mainly office premises, warehouses and sorting hubs) owned by the Group to Shanghai Mingyu, ZTO Yun Leng, ZTO Cloud Warehouse, ZTO Freight, Huzhou Zhongle and their respective subsidiaries for logistics, warehousing operations, as office and other related business operations; and (ii) the rent and related expenses (including utility fees) to be paid by the relevant lessees will be at the market price charged by independent third parties and on normal commercial terms. The rent will be payable by the relevant lessees to the Group in a lump sum, on quarterly or half-yearly basis or accordingly to the pre-determined payment schedule as determined by the specific underlying lease agreement.

The initial term of each of the Property Leasing Framework Agreements is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the Property Leasing Framework Agreements are set out in the announcements of the Company dated December 23, 2022 and April 26, 2023.

(8) *Factoring Services Agreements*

The Company (for itself and on behalf of its subsidiaries) entered into a factoring services agreement on substantially similar terms, with each of (i) ZTO Freight (for itself and on behalf of its subsidiaries) and (ii) ZTO Cloud Warehouse (for itself and on behalf of its subsidiaries) on April 26, 2023 (the "**Factoring Services Agreements**").

Pursuant to the Factoring Services Agreements, ZTO Cloud Warehouse and ZTO Freight (and/or their respective subsidiaries) shall transfer to the Group their respective ownership of the account receivables and the Group shall provide respective financing services to ZTO Cloud Warehouse and ZTO Freight (and/ or their respective subsidiaries) for a sum up to a certain fixed percentage of the total amount of account receivables involved. The ownership transfer will be reversed once the borrowed amount has been fully repaid by ZTO Cloud Warehouse and ZTO Freight (and/or their respective subsidiaries) to the Group, and the Group shall have the right to enforce the payment under the account receivables in the case of default by ZTO Cloud Warehouse and ZTO Freight (and/or their respective subsidiaries). The Group charges service fees (including finance interest and other miscellaneous fees (as applicable)) based on the total sum extended to ZTO Cloud Warehouse and ZTO Freight (and/or their respective subsidiaries) and the financing period. The service fees (including interest rate and any other miscellaneous fees) payable to the Group by ZTO Cloud Warehouse, ZTO Freight or their respective subsidiaries shall be determined on a fair and reasonable basis and shall not be less favorable than the service fees charged by the Group to independent third parties in providing the same type of factoring services under similar conditions.

The initial term of each of the Factoring Services Agreements is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal by the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the Factoring Services Agreements are set out in the announcement of the Company dated April 26, 2023.

During the year ended December 31, 2023, save as disclosed in this annual report, no related party transaction disclosed in Note 19 to the consolidated financial statements falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Listing Rules for which disclosure is required, and the Company has complied with the applicable disclosure requirements in Chapter 14A of the Listing Rules.

DIRECTORS' REPORT

Confirmation from Independent Non-executive Directors

The Company's independent non-executive Directors have reviewed the above continuing connected transactions during the Reporting Period disclosed on pages 25 to 43 of this annual report (the "**Disclosed Continuing Connected Transactions**") and confirmed that:

(1)   with respect to the Contractual Arrangements, the transactions carried out during the Reporting Period have been entered into in accordance with the relevant provisions of the Contractual Arrangements;

(2)   with respect to the Contractual Arrangements, no dividends or other distributions have been made by ZTO Express to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group during the Reporting Period;

(3)   with respect to the Contractual Arrangements, no new contracts were entered into, renewed or reproduced between the Group and ZTO Express during the Reporting Period other than the ones disclosed above;

(4)   each of the Disclosed Continuing Connected Transactions disclosed above has been entered into in the ordinary and usual course of business of the Group;

(5)   each of the Disclosed Continuing Connected Transactions has been entered into on normal commercial terms or better; and

(6)   each of the Disclosed Continuing Connected Transactions has been entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable, or advantageous to the Shareholders, and in the interests of the Company and the Shareholders as a whole.

Confirmation from the Company's Independent Auditor

Pursuant to Rule 14A.56 of the Listing Rules, the Company's auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants.

The Company's auditor has confirmed in a letter to the Board that, with respect of the Disclosed Continuing Connected Transactions:

(1)   nothing has come to the auditor's attention that causes the auditor to believe that the Disclosed Continuing Connected Transactions have not been approved by the Board;

(2)   for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(3)   nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions;

(4)   with respect to the aggregate amount of each of the continuing connected transactions set out in the table on pages 36 to 37 above, nothing has come to the auditor's attention that causes the auditor to believe that such Disclosed Continuing Connected Transactions have exceeded the annual caps as set by the Company; and

(5)   with respect of the Disclosed Continuing Connected Transactions with consolidated affiliated entities under the Contractual Arrangements, nothing has come to the auditor's attention that causes the auditor to believe that dividends or other distributions have been made by ZTO Express to the holders of its equity interests which are not subsequently assigned or transferred to the Group.

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote and each Class B ordinary share entitles the holder to exercise ten votes respectively, on all matters that require a shareholder's vote. Save for the weighted voting rights attached to Class B ordinary shares, the rights attached to all classes of Shares are identical.

DIRECTORS' REPORT

As of December 31, 2023, the number of Class B ordinary shares held by our WVR Beneficiary and his shareholding and voting rights are as follows:

	Number of Class B ordinary shares held by the WVR Beneficiary	Approximate percentage of voting rights of Class B ordinary shares held by the WVR Beneficiary	Approximate total percentage of voting rights of Class A and Class B ordinary shares held by the WVR Beneficiary
Mr. Meisong LAI(Note 1)	206,100,000	77.3%	77.4%
Zto Lms Holding Limited(Note 2)	206,100,000	77.3%	77.4%

Note 1: In additional to above, Mr. Meisong LAI was also interested in 4,025,182 Class A ordinary shares (excluding his economic rights associated with 964,765 Class A ordinary shares held by ZTO ES, an employee shareholding platform of the Group, that corresponds to his proportional indirect ownership of ZTO ES (i) to receive dividends (if any) and (ii) power to direct the disposition of such shares) as of December 31, 2023. For further information, please refer to the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company or any of its Associated Corporations" in this annual report.

Note 2: Zto Lms Holding Limited is a BVI company beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong LAI is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong LAI and his family members.

As of December 31, 2023, the WVR Beneficiary was interested in a total of 4,025,182 Class A ordinary shares (excluding his economic rights associated with 964,765 Class A ordinary shares held by ZTO ES) and 206,100,000 Class B ordinary shares, representing a total of 77.4% voting rights in the Company, based on the number of Class A ordinary shares and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class (comprising 606,766,663 Class A ordinary shares and 206,100,000 Class B ordinary shares as of December 31, 2023), with respect to all matters that require a shareholder's vote. For the Primary Conversion, we have undertaken to procure ZTO ES to abstain from voting on matters that require shareholders' approval under the Listing Rules with respect to all the shares held by ZTO ES.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, our Company will issue 206,100,000 Class A ordinary shares, representing approximately 34.0% of the total number of issued and outstanding Class A ordinary shares as of December 31, 2023.

As the Company was initially listed as a Grandfathered Greater China Issuer pursuant to Chapter 19C of the Listing Rules with a WVR structure, certain shareholder protection measures and governance safeguards under Chapter 8A of the Listing Rules (Weighted Voting Rights) do not apply to the Company pursuant to Rule 8A.46 of the Listing Rules and the Articles of Association differ from Chapter 8A in a number of ways, in particular, the Articles of Association does not provide for WVRs to terminate in the circumstances specified in Chapter 8A, such as where the WVR beneficiary is deceased or no longer a director. The relevant exemptions pursuant to Chapter 8A of the Listing Rules continue to apply after the Primary Conversion.

If at any time Mr. Meisong LAI and his affiliates collectively own less than 10% of the total issued share capital of the Company, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. In addition, (1) upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in the Articles of Association) of such holder, or (2) upon a change of ultimate beneficial ownership of any Class B ordinary share to any person or entity that is not an Affiliate of such holder, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with weighted voting rights structures, in particular, that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exercise his higher voting power to influence the affairs of our Company and the outcome of shareholders' resolutions, irrespective of how other shareholders vote. Prospective investors should make the decision to invest in our Company only after due and careful consideration.

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

During the fiscal year ended December 31, 2023, less than 30% of our total revenue was generated from our five largest customers combined and less than 30% of our total purchases was made from the five largest suppliers combined.

None of the Directors, their respective close associates, or any Shareholder (which to the best of the Directors' knowledge owns more than 5% of the number of issued Shares) had any interest in any of our five largest customers or suppliers during the Reporting Period.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the laws of the Cayman Islands which would oblige the Company to offer new Shares on a pro-rata basis to the existing Shareholders.

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of the Company's securities.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the consolidated financial statements.

DIRECTORS' REPORT

PROPERTY, PLANT AND EQUIPMENT

Details of the property, plant and equipment of the Group during the Reporting Period are set out in Note 5 to the consolidated financial statements.

During the Reporting Period, none of the Company's properties are held for development and/or sale or for investment purposes.

SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company for the financial year ended December 31, 2023 are set out in the consolidated statement of changes in shareholders' equity on pages 97 to 99 and the section headed "Other Information – Purchase, Sale, Cancellation or Redemption of the Company's Listed Securities" in this annual report.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as of the Latest Practicable Date, the Company had maintained the prescribed percentage of public float under the Listing Rules.

DONATION

During the Reporting Period, the Group made charitable donations of RMB8.2 million.

DEBENTURE ISSUED

The Group did not issue any debentures during the Reporting Period.

CONVERTIBLE SENIOR NOTES

In August 2022, we completed an offering of US$1 billion in aggregate principal amount of convertible senior notes due 2027 (the "**2027 Notes**"). The 2027 Notes bear interest at a rate of 1.50% per year, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023. The 2027 Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. Holders may convert the 2027 Notes at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, the Company's ADSs, each currently representing one Class A ordinary share, or a combination of cash and ADSs, at its election. As disclosed in the announcement dated August 25, 2022 issued by the Company in connection with the Notes Offering, the Company has entered into capped call transactions with an affiliate of the initial purchaser and another financial institution in connection with the pricing of the 2027 Notes. The cap price of the capped call transactions is initially US$36.48 per ADS, and is subject to adjustment under the terms of the capped call transactions. The 2027 Notes have been offered to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended.

As of December 31, 2023, the aggregate principal amount of US$1 billion of our 2027 Notes remained outstanding.

EQUITY-LINKED AGREEMENTS

Save as disclosed in the section headed "Share Incentive Plans" and "Convertible Senior Notes" in this annual report, no equity-linked agreement was entered into by the Group, or existed during the Reporting Period.

DIVIDEND

On March 14, 2023, the Board approved a special dividend of US$0.37 per ADS or share for 2022, which was paid to shareholders of record as of the close of business on April 6, 2023.

On March 19, 2024, the Board approved a final dividend of US$0.62 per ADS and ordinary share for the fiscal year ended December 31, 2023 to holders of its ordinary shares and ADSs as of the close of business on April 10, 2024. For further details of the aforementioned dividend, please refer to the section headed "Declaration of Dividend Payment" in "Important Events after the Reporting Period" under "Business Review and Outlook" of this annual report.

PERMITTED INDEMNITY

Pursuant to Article 161 of the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities which they or any of them incurred or sustained, other than by reason of such Director's own dishonesty, wilful default or fraud, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently in force during the Reporting Period. Liability insurance for the Directors and senior management officers of the Company has been maintained by the Company with coverage for legal liabilities which may arise in the course of performing their duties.

RESERVES

Details of movements in the reserves of the Group and the Company during the fiscal year ended December 31, 2023 are set out in the consolidated statement of changes in shareholders' equity on pages 97 to 99 and in Note 25 to the consolidated financial statements, respectively.

As of December 31, 2023, the Company had distributable reserve of RMB26.9 billion.

LOANS AND BORROWINGS

Details of the bank loans, overdrafts and other borrowings of the Group for the fiscal year ended December 31, 2023 are set out in Note 13 to the consolidated financial statements.

DIRECTORS' REPORT

DIRECTORS' SERVICE CONTRACTS

Each of our executive Directors entered into a director agreement with the Company on April 25, 2023. The appointment shall continue for an initial term of three years from May 1, 2023 or until the third annual general meeting of the Company following May 1, 2023, whichever is sooner (subject to re-election as and when required under the Listing Rules and/or the Articles of Association). Either party may terminate the agreement by giving not less than 30 days' prior written notice.

Each of our non-executive Directors and independent non-executive Directors entered into a director agreement/amended and restated director agreement with the Company on April 25, 2023 (save for Mr. Xudong CHEN, who entered into a director agreement on May 18, 2023). The appointment shall continue for an initial term of three years from May 1, 2023 or until the third annual general meeting of the Company following May 1, 2023, whichever is sooner (and for Mr. Xudong CHEN, three years from June 15, 2023) (subject to re-election as and when required under the Listing Rules and/or the Articles of Association). Either party may terminate the agreement by giving not less than 30 days' prior written notice.

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in the section "Connected Transactions" of this annual report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during the Reporting Period.

EMOLUMENTS OF DIRECTORS AND THE SIX HIGHEST PAID INDIVIDUALS

In compliance with the CG Code, the Company has established the Compensation Committee to formulate remuneration policies.

The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee.

Details of the remuneration of the Directors and the six highest paid individuals are set out in Notes 28 and 29 to the consolidated financial statements.

None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for loss of office.

CONTRACTS WITH CONTROLLING SHAREHOLDERS

Save as disclosed in this annual report, no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the Reporting Period.

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Reporting Period.

AUDITOR

The consolidated financial statements of the Group have been audited by Deloitte Touche Tohmatsu, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company. There was no change in the Company's independent external auditors in any of the preceding three years.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in this annual report, at no time during the Reporting Period was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

CONTROLLING SHAREHOLDER'S AND DIRECTORS' COMPETING BUSINESS

Each of our Controlling Shareholders and Directors confirms that as of the Latest Practicable Date, he or she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Listing Rules.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong
April 19, 2024

DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Meisong LAI

Mr. Meisong LAI, aged 53, is our founder and has served as chairman of our board of directors since May 2013 and chief executive officer since our inception. Mr. Lai is the deputy chairman of the China Express Delivery Association. Mr. Lai is a prominent figure in China's express delivery industry and has been deeply involved in the industry for over 20 years.

Mr. Lai has attended the "Lakeside University" in China, a senior executive training program founded by Jack Ma, founder and then chairman of Alibaba.

Mr. Meisong Lai is a brother-in-law to Mr. Jianchang Lai.

Jilei WANG

Mr. Jilei WANG, aged 58, has been our director since May 2013 and has served as our vice president of infrastructure management since October 2012. From October 2009 to March 2012, Mr. Wang served as a deputy general manager of Beijing ZTO Daying Logistics Co., Ltd., our then network partner in Beijing.

Hongqun HU

Mr. Hongqun Hu, aged 55, has been our director since May 2022 and has served as our chief operating officer since June 2017. Mr. Hu has thirty years of experience in the financial services industry. Prior to joining us, Mr. Hu served as the chairman of Zhejiang Tonglu Rural Commercial Bank from March 2016 to February 2017, and the governor and chairman of Zhejiang Tonglu Rural Cooperation Bank from March 2008 to March 2016, respectively.

Mr. Hu graduated from the advanced class in modern executive business administration from Zhejiang University in China in January 2006 and graduated from Ningbo University in China with a major in finance in July 2003.

DIRECTORS AND SENIOR MANAGEMENT

NON-EXECUTIVE DIRECTORS

Xing LIU

Mr. Xing LIU, aged 53 has served as our director since May 2013. Mr. Liu is currently a partner of HongShan, which he joined in May 2007. Mr. Liu has served as an independent director of Vipshop Holdings Limited (NYSE: VIPS) ("**Vipshop**") since January 2011 and as a non-executive director of China Renaissance Holdings Limited (HKEX: 1911) from 2020 to 2023.

Mr. Liu received an MBA degree from The Wharton School of the University of Pennsylvania in May 2004, a master's degree in computer engineering from Syracuse University in December 1995, and graduated from Fudan University in July 1992 with a major in management information systems.

Xudong CHEN

Mr. Xudong CHEN, aged 40, is a non-executive Director. Mr. Chen became our director in June 2023. He has been a director for Strategic Investment at Alibaba Group since May 2023. From November 2019 to April 2023, Mr. Chen was a director for Strategic Investment at Cainiao Network. From September 2013 to November 2019, Mr. Chen successively served as an associate, senior associate, vice president, and executive director for private equity investment at HOPU Investments. From July 2012 to August 2013, Mr. Chen served as an associate at investment banking department of Deutsche Bank Securities in New York. From July 2006 to October 2008, Mr. Chen worked at investment banking department of China International Capital Corporation as an analyst. Mr. Chen has been a non-executive director of Quantium Solutions International Pte. Ltd. since June 2022.

Mr. Chen received his MBA degree from Ross School of Business at University of Michigan in 2012, and his bachelor's degree in economics from Fudan University in 2006.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Frank Zhen WEI

Mr. Zhen WEI, also known as Mr. Frank Zhen WEI, aged 52, has been our director since August 2015. Mr. Wei joined Warburg Pincus Asia LLC in November 2002, and has been serving as a managing director since January 2010. Mr. Wei is currently the management director at Warburg Pincus China and leads overall strategy and investment. Mr. Wei worked as an investment banking analyst of Morgan Stanley in Hong Kong from 1997 to 1999 and as a business analyst at McKinsey & Company in Shanghai from 1995 to 1997. Mr. Wei was a director of Hwabao WP Fund Management Co., Ltd. from January 2019 to July 2022, a non-executive director of AAG Energy Holdings Limited (HKEX: 2686) from January 2015 to August 2018 and a non-executive director of CAR Inc. (HKEX: 699) from January 2016 to October 2019.

Mr. Wei received a master's degree in business administration from Harvard Business School in June 2002 and a bachelor's degree in science from the University of Texas at Austin in May 1995.

DIRECTORS AND SENIOR MANAGEMENT

Qin Charles HUANG

Mr. Qin Charles HUANG, aged 54, is an independent non-executive Director. Mr. Huang became our director in October 2016. Mr. Huang is the chairman and chief executive officer of CEG (Asia) Limited (also known as China Education Group), an education services provider for students, executives and professionals in Greater China and has been a director since its inception in 1999. Mr. Huang served on the board of directors of Sohu.com Inc. (NASDAQ: SOHU) since 2001. Mr. Huang previously held positions at Deutsche Bank, New York and Hong Kong, including as head of Asian securitization, and also served as senior vice president of Prudential Securities Inc., New York.

Mr. Huang received a Master of Science degree in electrical engineering and computer science from the Massachusetts Institute of Technology in September 1990. Mr. Huang is also a Chartered Financial Analyst.

Herman YU

Mr. Herman YU, aged 53, has been our director since October 2016. Mr. Yu advises and invests in high tech companies in the AI, internet, Web3, fintech and green energy sectors. Previously, Mr. Yu worked at Baidu, Inc. (NASDAQ: BIDU, HKEX: 9888), an AI and internet company, serving as its chief strategy officer from August 2021 to March 2023 and as its chief financial officer from September 2017 to November 2021. Prior to joining Baidu, Mr. Yu served as the chief financial officer of Weibo Corporation (NASDAQ: WB, HKEX: 9898), a social media company from 2015 to 2017, and as the chief financial officer of SINA Corporation, an internet portal, from 2006 to 2015.

Mr. Yu is a California Certified Public Accountant and holds a B.A. in economics from the University of California, Santa Cruz and a Master of Accountancy (MAcc) from the University of Southern California.

Tsun-Ming KAO

Mr. Tsun-Ming KAO, also known as Mr. Tsun-Ming (Daniel) Kao, aged 58, has been our director since October 2017. Mr. Kao has long-standing industry experience in leading e-Commerce and Internet companies in the U.S. and China. Mr. Kao has served as the chief technology officer at Vipshop (NYSE: VIPS) since April 2019. Prior to that, Mr. Kao served as the chief technology officer at Shanghai Noah Information Technology Co., Ltd. (an affiliate of Noah Holdings Limited (NYSE: NOAH)) from January 2018 to April 2021. Mr. Kao served as the chief technology officer at Vipshop (NYSE: VIPS) from June 2012 to October 2016. Before joining Vipshop, Mr. Kao was an employee of eBay Inc. (NASDAQ: EBAY) ("**eBay**") and was assigned to work at eBay e-Commerce Technology Operations (Shanghai) Co., Ltd. as general manager and board director of China Operations Center from January 2010 to April 2012. Earlier in his career, he worked at eBay as a principal software engineer and software development manager for seven years.

Mr. Kao received a bachelor's degree in computer science from Iowa State University in August 1995.

DIRECTORS AND SENIOR MANAGEMENT

Fang XIE

Ms. Fang XIE, also known as Heather Xie, aged 59, has been our director since November 2021. Ms. Xie has been a director and portfolio investment manager at Seres Capital since May 2021. Ms. Xie provided management consulting and leadership coaching services to startup companies and investment management companies from July 2018. Ms. Xie joined Prologis in March 2008, which later span off its China and Japan businesses and formed Global Logistic Properties ("**GLP**"). Ms. Xie took GLP public in Singapore Stock Exchange and served as Chief Financial Officer of GLP from May 2010 to January 2018. Prior to GLP, Ms. Xie worked in General Electric Companies in the US and Asia from 1994 with increasing responsibilities, including as head of Treasury of GE Asia Pacific, Controller of GE Asia Pacific, Chief Financial Officer of GE infrastructure Asia and GE Toshiba Silicones China.

Ms. Xie received a master's degree in economics from Cornell University in 1994 and a bachelor's and a master's degree in industrial economy from Renmin University of China in 1986 and 1989, respectively.

SENIOR MANAGEMENT

Huiping YAN

Ms. Huiping YAN, aged 57, has served as our chief financial officer since May 2018 and was our vice president of finance from January 2018 to May 2018. Before joining ZTO, Ms. Yan spent approximately seven years serving as the chief financial officer of a number of Chinese TMT and hospitality companies including two years at Cainiao Network, the logistics arm of Alibaba (NYSE: BABA, HKEX: 9988), and over four years at Home Inns, a leading economy hotel chain in China. Prior to that, Ms. Yan spent 11 years at GE in both the U.S. and Asia, serving in various key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte & Touche in the U.S. in tax services. Ms. Yan has served as the independent non-executive director of TUHU Car Inc. (HKEX: 9690), a leading integrated online and offline platform for automotive service in China since September 2023.

Ms. Yan studied at Shanghai International Studies University, where she majored in English literature and linguistics and received a bachelor's degree in business administration with an accounting major from Hawaii Pacific University in August 1991. Ms. Yan graduated from the GE experienced financial leadership program in September 2003 and is a U.S.-certified public accountant with a CGMA designation (AICPA).

Jianchang LAI

Mr. Jianchang LAI, aged 53, has been our vice president of overseas operations since September 2016. Mr. Lai was our director from January 2014 to September 2016 and our head of network partner management since our inception to September 2016.

Mr. Jianchang Lai is a brother-in-law to Mr. Meisong Lai.

DIRECTORS AND SENIOR MANAGEMENT

Jingxi ZHU

Mr. Jingxi ZHU, aged 43, has been our head of information technology since July 2003 and has served as a vice president of information technology since September 2016. From January 2014 to September 2016, Mr. Zhu was also our director.

Mr. Zhu received an EMBA from Renmin University of China in 2021.

Jianfeng ZHANG

Mr. Jianfeng ZHANG, aged 41, has served as our vice president of public relations since February 2016. Mr. Zhang served as assistant director of the News & Information Center of Xinhua News Agency Shanghai Bureau from June 2012 to February 2016 and deputy director of the Image Center of Xinhua News Agency Shanghai Bureau from August 2010 to February 2016.

Mr. Zhang received a master's degree in business administration from Arizona State University in December 2017, a master's degree in arts from Renmin University in China in June 2012 and a bachelor's degree in law from Shanghai International Studies University in China in July 2006.

JOINT COMPANY SECRETARIES

Ms. Songfei LI has been our joint company secretary since May 2023. Ms. Li joined our Group in April 2017 as the Head of Capital Markets of the Company, mainly responsible for investor relations, investment and financing, group strategy, etc. Ms. Li has over 10 years of experience in capital markets. Prior to joining our Group, Ms. Li served as the head of investor relations of Grand Baoxin Auto Group Limited from 2014 to 2016 and Hilong Holding Limited from 2016 to 2017 (both are listed on the Hong Kong Stock Exchange). From 2011 to 2014, Ms. Li worked as an equity analyst at several financial institutions, including JPMorgan Chase. Ms. Li received her bachelor's degree in business administration from Shanghai University of Finance and Economics in July 2008, and her master's degree from Rutgers University in New Jersey, the United States, in May 2010, majoring in quantitative finance. Ms. Li is currently pursuing EMBA studies at China Europe International Business School.

Mr. Ming King CHIU has been our joint company secretary since May 2023. Mr. Chiu currently serves as the Head of Corporate and Fund Services at Vistra Corporate Services (HK) Limited, where he leads a team of professional staff to provide a full range of corporate services and listed company secretary services. Mr. Chiu has over 15 years of experience in the company secretarial field and is currently the company secretary or joint company secretary of multiple public listed companies in Hong Kong. Mr. Chiu received a Bachelor of Arts from University of Toronto in Canada and a Master of Arts in professional accounting and information systems from City University of Hong Kong. He has been an associate member of The Chartered Governance Institute (formerly known as The Institute of Chartered Secretaries and Administrator) in the United Kingdom and The Hong Kong Chartered Governance Institute ("HKCGI") (formerly known as The Hong Kong Institute of Chartered Secretaries) since 2003 and became a fellow member of the HKCGI since September 2015. He acts as chairman of Professional Services Panel and co-chairman of Technical Consultation Panel – Wealth Management Interest Group for 2024 of HKCGI and a council member of HKCGI.

DIRECTORS AND SENIOR MANAGEMENT

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO 13.51B(1) OF THE LISTING RULES

Save as disclosed in this annual report, there were no change to the information of the Directors is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules during the Reporting Period and up to the Latest Practicable Date.

CONFIRMATION OF INDEPENDENCE

We have received from each independent non-executive Director an annual confirmation of his/her independence pursuant to Rule 3.13 of the Listing Rules, and our Board considers each of them independent.

CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

The Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules. All references above to other sections, reports or notes in this annual report form part of this annual report.

CORPORATE GOVERNANCE REPORT

COMPLIANCE WITH THE CG CODE

From the Primary Conversion Effective Date to December 31, 2023 and up to the Latest Practicable Date, the Company has complied with all the code provisions of the CG Code set forth in Part 2 of Appendix C1 (formerly known as Appendix 14) to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Meisong LAI currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

As at the date of this report, the Board comprises three executive Directors, two non-executive Directors and five independent non-executive Directors. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Code for Dealings in Securities by Management (the "**Code**"), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 (formerly known as Appendix 10) to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

On April 26, 2023, the Hong Kong Stock Exchange granted a waiver to the Company from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code in relation to the proposed Rule 10b5-1 trading plan entered into by Mr. Jilei WANG.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code and the Model Code from the Primary Conversion Effective Date to December 31, 2023.

BOARD COMPOSITION

During the Reporting Period and up to the date of this annual report, the composition of the Board comprised the following Directors:

Executive Directors

Mr. Meisong LAI *(Chairman)*
Mr. Jilei WANG
Mr. Hongqun HU

Non-executive Directors

Mr. Xing LIU
Mr. Xudong CHEN (appointed on June 15, 2023)
Mr. Zheng LIU (resigned on June 15, 2023)

Independent non-executive Directors

Mr. Frank Zhen WEI
Mr. Qin Charles HUANG
Mr. Herman YU
Mr. Tsun-Ming (Daniel) KAO
Ms. Fang XIE

The biographical information of the Directors is disclosed under "Directors and Senior Management" on pages 52 to 57 of this annual report.

Save as disclosed in this annual report, there are no material/relevant relationships (including financial, business, family) between members of the Board.

CORPORATE GOVERNANCE REPORT

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers each of the independent non-executive Directors to be independent.

During the Reporting Period, the Board had at all times met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive Directors, representing at least one-third of the Board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

MECHANISMS FOR BOARD'S INDEPENDENT VIEW AND INPUT

The Company has established formal and informal channels to ensure independent views and inputs are available to the Board. In particular: (i) half of the members of the Board are independent non-executive Directors; (ii) all of the Board committees are chaired by independent non-executive Directors; (iii) the independence of each independent non-executive Director is assessed upon his/her appointment and continuously on an annual basis; and (iv) the Directors and Board committee members have access to independent professional advice in matters relating to the Company where needed at the Company's expense. The Board will review the implementation and effectiveness of such mechanism on an annual basis.

APPOINTMENT AND RE-ELECTION OF DIRECTORS

Pursuant to code provision B.2.2 of the CG Code states that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. Mr. Qin Charles HUANG, Mr. Herman YU and Mr. Tsun-Ming (Daniel) KAO will retire as Directors at the forthcoming annual general meeting to be held on June 18, 2024 ("**AGM**"), and, being eligible, have offered themselves for re-election at the AGM.

Pursuant to article 87(d) of the Articles of Association, the Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board arising from the office of any other Director being vacated in any of the circumstances described in Article 88 or Article 116, or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election at that meeting. Accordingly, Mr. Xudong CHEN who was appointed as a non-executive Director with effect from June 15, 2023 shall retire from office as Director at the AGM and being eligible, has offer himself for re-election at the AGM.

None of the Directors proposed for re-election at the forthcoming annual general meeting of the Company has or is proposed to have a service contract with the Company or any of its subsidiaries which is not determinable by the employer within one year without the payment of compensation (other than statutory compensation).

BOARD MEETINGS AND COMMITTEE MEETINGS

Code provision C.5.1 of the CG Code stipulates that the board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals. The board meeting will involve active participation of a majority of Directors, at approximately quarterly intervals. Schedules for regular Board meetings are normally agreed with Directors in advance to facilitate their attendance. At least 14 days' notice for all regular Board meetings will be given to all Directors and all Directors are given the opportunity to include items or businesses for discussion in the agenda. For all other Board meetings, reasonable notice will be given. Relevant agenda and accompanying meeting papers will be sent to all Directors in a timely manner and at least three days in advance of every regular Board meeting.

During the Reporting Period, the Board held 8 meetings. An annual general meeting, an extraordinary general meeting and 11 committee meetings were held during the Reporting Period. The forthcoming annual general meeting of the Company is expected to be held on June 18, 2024.

A summary of the attendance record of the Directors at general meetings, Board meetings and committee meetings is set out in the following table below:

| | Number of meeting(s) attended in person/by proxies/eligible to attend | | | | | |
Director	General meetings	Board meetings	Audit Committee meetings	Compensation Committee meetings	Nominating and Corporate Governance Committee meetings	ESG Committee meetings
Meisong LAI	2/2	8/8	N/A	N/A	N/A	N/A
Jilei WANG	2/2	8/8	N/A	N/A	N/A	2/2
Hongqun HU	2/2	8/8	N/A	N/A	N/A	2/2
Xing LIU	2/2	7/8	3/4	3/3	N/A	N/A
Xudong CHEN[1]	0/0	5/5	N/A	N/A	N/A	N/A
Zheng LIU[2]	2/2	3/3	N/A	N/A	N/A	N/A
Frank Zhen WEI	2/2	5/8	N/A	3/3	2/2	N/A
Qin Charles HUANG	2/2	8/8	4/4	3/3	2/2	2/2
Herman YU	2/2	8/8	4/4	N/A	N/A	N/A
Tsun-Ming (Daniel) KAO	2/2	8/8	N/A	N/A	2/2	N/A
Fang XIE	2/2	8/8	N/A	N/A	N/A	2/2

Notes:

1. Mr. Xudong CHEN was appointed as non-executive Director on June 15, 2023.

2. Mr. Zheng LIU resigned as non-executive Director on June 15, 2023.

Apart from regular Board meetings, the Chairman of the Board also held meetings with the independent non-executive Directors without the presence of other Directors during the Reporting Period.

CORPORATE GOVERNANCE REPORT

RESPONSIBILITIES, ACCOUNTABILITIES AND CONTRIBUTIONS OF THE BOARD AND MANAGEMENT

The Board is the primary decision-making body of the Company and is responsible for overseeing the Group's businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs. The Board makes decisions objectively in the interests of the Company. All Directors, including independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The Group's senior management is responsible for the day-to-day management of the Group's business and is responsible for overseeing the general operation, business development, finance, marketing, and operations.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

Liability insurance for the Directors and senior management officers of the Company has been maintained by the Company with coverage for legal liabilities which may arise in the course of performing their duties.

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and ESG Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference (the charter). The terms of reference (the charter) of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of two independent non-executive Directors, namely Mr. Herman YU, Mr. Qin Charles HUANG and a non-executive Director, namely Mr. Xing LIU. Mr. Herman YU is the chairman of the Audit Committee. We have determined that Mr. Herman YU, Mr. Xing LIU and Mr. Qin Charles HUANG each satisfies the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE. We have determined that Mr. Herman YU (being our independent non-executive Director with the appropriate professional qualifications) qualifies as an "audit committee financial expert" and as the chairman of the Audit Committee.

The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

- appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

- reviewing with the independent auditors any audit problems or difficulties and management's response;

- reviewing and discussing with the independent auditors their annual audit plan, including the timing and scope of audit activities, and monitor such plan's progress and results during the year;

- discussing the annual audited financial statements with management and the independent auditors;

- reviewing with management, the Company's independent auditors and the Company's internal auditing department, the information which is required to be reported by the independent auditor;

- resolving all disagreements between the Company's independent auditors and management regarding financial reporting;

- reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

- reviewing and approving all proposed related party transactions;

- meeting separately and periodically with management and the independent auditors; and

- monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Audit Committee held 4 meetings during the Reporting Period, during which it reviewed and approved the financial results for the fourth quarter and the consolidated financial statements for the fiscal year ended December 31, 2022 and for the first, second and third quarters of the fiscal year ended December 31, 2023, and met with the independent auditor of the Company, Deloitte Touche Tohmatsu. The Audit Committee has reviewed the effectiveness of the Company's internal audit function, and its duties under the CG Code, and discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the consolidated financial statements of the Group have been audited by the independent auditor of the Company.

CORPORATE GOVERNANCE REPORT

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the CG Code.

The Compensation Committee consists of two independent non-executive Directors, namely Mr. Frank Zhen WEI and Mr. Qin Charles HUANG and a non-executive Director, namely Mr. Xing LIU. During the Reporting Period, Mr. Xing LIU was the chairman of the Compensation Committee until the Primary Conversion Effective Date and Mr. Frank Zhen WEI has been the chairman of the Compensation Committee with effect from the Primary Conversion Effective Date.

The Compensation Committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation and employee benefit plans and practices, including its executive compensation plans. The Compensation Committee is responsible for, among other things:

- making recommendations to the Board on the Company's policy and structure for all Directors' and senior management's remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

- reviewing and approving, or recommending to the Board for its approval, the compensation for our chief executive officer and other executive officers;

- reviewing and recommending to the Board for determination with respect to the compensation of our non-employee Directors;

- reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements;

- selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management;

- reviewing at least annually the goals and objectives of the Company's general compensation plans and other employee benefit plans, including incentive compensation and equity-based plans, and amending, or recommending that the Board amend, these goal and objectives if the Compensation Committee deems it appropriate; and

- reviewing at least annually the Company's general compensation plans and other employee benefit plans, including incentive-compensation and equity-based plans, in light of the goals and objectives of these plans, and recommending that the Board amend these plans if the Compensation Committee deems it appropriate; and reviewing and/or approving matters relating to share incentive plans under Chapter 17 of the Listing Rule.

The Compensation Committee held 3 meetings during the Reporting Period to review and make recommendation to the Board on the terms of the compensation of Directors and senior management, approve the terms of directors' service contracts, and review and approve matters relating to share incentive plans.

Details of the remuneration payable to each Director for the year ended December 31, 2023 are set out in Note 28 to the consolidated financial statements.

The remuneration of senior management by band for the year ended December 31, 2023 is set out below:

Remuneration bands (RMB)	Number of persons
1 - 5,000,000	3
5,000,000 - 6,000,000	1
Total	**4**

Nominating and Corporate Governance Committee

The Company has established a Nominating and Corporate Governance Committee in compliance with the CG Code and Rule 3.27A of the Listing Rules.

The Nominating and Corporate Governance Committee consists of three independent non-executive Directors, namely Mr. Frank Zhen WEI, Mr. Qin Charles HUANG and Mr. Tsun-Ming (Daniel) KAO. Mr. Frank Zhen WEI is the chairman of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee assists the Board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

- selecting and recommending to the Board nominees for election by the shareholders or appointment by the Board;

- reviewing annually with the Board the current structure, size and composition of the Board with regards to characteristics such as independence, knowledge, skills, personal and professional experience and diversity;

- making recommendations on the frequency and structure of Board meetings and monitoring the functioning of the committees of the Board;

- advising the Board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the Board on all matters of corporate governance and on any remedial action to be taken; and

- reviewing the Company's compliance with the CG Code and disclosure in this corporate governance report.

CORPORATE GOVERNANCE REPORT

The Nominating and Corporate Governance Committee convened 2 meetings during the Reporting Period to:

- review the structure, size and composition of the Board;

- assess the independence of independent non-executive Directors;

- review the board diversity policy of the Company;

- consider the re-appointment of the retired Directors and discuss matters relating to procedure of nomination of Director candidate by Directors' evaluation and succession plan;

- review and implement the Company's policy and practices on corporate governance; and

- review and monitor the Company's compliance with the CG Code and the relevant disclosure in the CG Report.

ESG Committee

The ESG Committee consists of two executive Directors, namely Mr. Jilei WANG and Mr. Hongqun HU, and two independent non-executive Directors, namely Mr. Qin Charles HUANG and Ms. Fang XIE. Ms. Fang XIE is the chairman of the ESG Committee.

The ESG Committee was established for deciding the matters relating to ESG of the Company. The ESG Committee is responsible for, among other things:

- identifying the ESG matters that are relevant and material to the operations of the Group and/or that affect shareholders and other key stakeholders, which shall include environmental and social aspects as stated in the Listing Rules;

- formulating and reviewing the responsibilities, vision, strategies, structure, principles and policies in relation to the Company's ESG, enhancing a materiality assessment and reporting process to ensure actions are well followed through and implemented continuously on the ESG policies approved by the Board;

- identifying and engaging stakeholders to understand and responding to their views by appropriate means and to monitor channels and means of communication between the Company and its relevant stakeholders, and ensuring that relevant policies are in place to effectively promote the relationship between the Company and its stakeholders;

- reviewing key ESG trends and related risks and opportunities, and assessing the adequacy and effectiveness of the Company's ESG structure and business model accordingly, and, where necessary, adopting and updating the Company's ESG policies to ensure such policies are up to date and in compliance with applicable laws, regulations, regulatory requirements and international standards;

- overseeing assessment of the environmental and social impacts with the Company's business activities, inspect the performance in respect of the Company's ESG regularly, monitoring the key performance indicators and standards set and performance achieved on ESG matters by the Company, and making recommendations to the Board; and

- reviewing and recommending to the Board for approval of the disclosure on ESG matters of the Company whether by way of inclusion in the Company's annual report or a separate report in compliance with the Listing Rules, and make recommendations on specific actions or decisions for the Board to consider in order to maintain integrity of such disclosure.

The ESG Committee convened 2 meetings during the Reporting Period to:

- review the work plan of the ESG working group and adopt the ESG policies of the Group;

- review the environmental and social performance, ESG strategy, approach and reporting as well as key ongoing ESG initiatives and projects of the Company;

- review and recommend the Company's ESG report for approval by the Board; and

- review its performance during the year and its terms of reference. It remained satisfied with its performance and that its terms of reference remained appropriate.

DIRECTOR NOMINATION POLICY

The Company has in place a policy for nomination of directors (the "**Director Nomination Policy**"). Such policy ensures that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business.

According to the Director Nomination Policy:

(i) the ultimate responsibility for selection and appointment of Directors rests with the entire Board;

(ii) the Nominating and Corporate Governance Committee shall identify, consider and recommend suitable individuals to the Board to consider and to make recommendations to the Shareholders for election of Directors at a general meeting either to fill a casual vacancy or as an addition to the Board;

(iii) in assessing the suitability and the potential contribution to the Board of a proposed candidate, the Nominating and Corporate Governance Committee would reference, among others, the candidates' reputation for integrity, professional qualifications and skills, accomplishment and experience in the private education sector, commitment in respect of available time and relevant interest, independence of proposed independent non-executive Directors; and diversity in all aspects; and

(iv) the Nominating and Corporate Governance Committee shall make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors.

CORPORATE GOVERNANCE REPORT

BOARD DIVERSITY POLICY

The Company adopted a board diversity policy which sets out the approach to achieve diversity of the Board. The Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. Pursuant to the board diversity policy, in reviewing and assessing suitable candidates to serve as a director of the Company, the Nominating and Corporate Governance Committee will consider a number of factors, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry experience. Pursuant to the board diversity policy, the Nominating and Corporate Governance Committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.

The Nominating and Corporate Governance Committee has reviewed the board diversity and considers that, appropriate balance has been stricken among the Board members in terms of skills, experience and perspectives. As of the Latest Practicable Date, the Company had a total of 10 Directors, with nine male Directors and one female Director (representing approximately 10% of the Board) from a diverse age group with experience from different industries and sectors. The Board targets to maintain at least the current level of female representation. In considering the Board's succession, the Nominating and Corporate Governance Committee would engage independent professional search firm(s) to help identify potential candidates for Directors, as and when appropriate. The Board will continue to take opportunities to increase the proportion of female members over time as and when suitable candidates are identified so as to develop a pipeline of potential successors to the Board as well as enhance gender diversity across the Board and the workforce.

GENDER DIVERSITY

Our Company has also taken, and will continue to take steps to promote gender diversity at all levels of the Company, including but not limited to our Board and the senior management levels. Please refer to the section headed "Board Diversity Policy" above for the gender diversity aspect at Board level. We will continue our efforts to promote gender diversity in the recruitment of middle and senior staff so that our management includes a wide range of genders, thereby allowing a diverse group of potential successors to succeed our Board in due course.

As of December 31, 2023, the Group had 4 senior executives, of whom 3 were male and 1 was female. As of December 31, 2023, the Group had 23,554 employees of which 15,072 (64 %) were male and 8,482 (36 %) were female. The Board believes that the Company has achieved gender diversity among its employees and has not adopted any plan or measurable target for gender diversity as of the Latest Practicable Date and is not aware of any factors or circumstances that would make it more challenging or less relevant for the Group to achieve gender diversity among its employees.

CORPORATE GOVERNANCE REPORT

DIVIDEND POLICY

The Board has approved a semi-annual cash dividend policy on March 19, 2024. Under the semi-annual dividend policy, starting from 2024, the Company will declare and distribute a recurring cash dividend semi-annually, in which the aggregate amount of the semi-annual dividend for each year is equivalent to no less than 40% of the Company's distributable profit in such fiscal year, or as otherwise authorized by the Board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon the Company's operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the Board.

Our Board has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law. Our Board may revise our dividend policy or it may choose to cancel our dividend policy entirely. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. According to the PRC Company Law, foreign investment enterprises, same as domestic enterprises, are required to set aside at least 10% of their after-tax profits (if any) each year to the company's statutory reserves, until the accumulative amount of such fund reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Further, the foreign investment enterprises may allocate a portion of their after-tax profits based on PRC accounting standards as discretionary reserve funds. These reserve funds are not distributable as cash dividends.

If we pay any dividends, on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CORPORATE GOVERNANCE REPORT

WHISTLEBLOWING POLICY

The Company has adopted a whistleblowing policy (the "**Whistleblowing Policy**"). The Whistleblowing Policy aims to increase the awareness of maintaining internal corporate justice and serve as part of the Group's general internal control mechanisms. It provides employees and those who deal with the Group (including, but not limited to, customers and suppliers) to voice concerns, in confidence and anonymity, with the Audit Committee about possible improprieties in any matter relating to the Group, with reporting channels and guidance on whistleblowing. The Whistleblowing Policy is designed to encourage the complainants to report concerns and actual or suspected misconduct or malpractice in any matter relating to the Group internally, in a responsible and effective manner rather than overlooking a problem or blowing the whistle externally.

The nature, status and the results of the complaints received under the Whistleblowing Policy are reported to the Audit Committee. No incident of fraud or misconduct that have material adverse effect on the Group's financial statements or overall operations for the year ended December 31, 2023 has been discovered. The Whistleblowing Policy is reviewed periodically by the Audit Committee and/or the Board to ensure its effectiveness.

ANTI-CORRUPTION COMPLIANCE POLICY

The Company has adopted an anti-corruption policy (the "**Anti-corruption Policy**"). The Group is committed to achieving integrity and ethical behavior in conducting business. The Anti-corruption Policy forms an integral part of the Group's corporate governance framework. The Anti-corruption Policy sets out the specific behavioral guidelines that the Group and its officers, directors, employees, shareholders, and agents must follow to combat corruption. It demonstrates the Group's commitment to the practice of ethical business conduct and the compliance of the anti-corruption laws and regulations in the applicable jurisdiction. In line with this commitment and to ensure transparency in the Group's practices, this Anti-corruption Policy has been prepared as a guide to all Group employees and third parties dealing with the Group. The Anti-corruption Policy is reviewed and updated periodically to align with the applicable laws and regulations as well as the industry best practice.

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

Directors should participate in continuous professional development to develop and refresh their knowledge and skills.

During the Reporting Period, each of the Directors (namely, Mr. Meisong LAI, Mr. Jilei WANG, Mr. Hongqun HU, Mr. Xing LIU, Mr. Xudong CHEN, Mr. Zheng LIU, Mr. Fran Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE) satisfied the continuous professional development by attending training session and/or reading relevant materials.

CORPORATE GOVERNANCE REPORT

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2023. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

The statement by the auditor about their reporting responsibilities on the financial statements is set out in the Independent Auditor's Report on pages 88 to 92 of this annual report.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board acknowledges that it is responsible for the risk management and internal control systems and reviewing their effectiveness on an annual basis. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board is responsible for identifying, evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees risk management functions directly and also through the Audit Committee and the senior management.

The senior management is responsible for the overall implementation of risk management and internal control plans and policies determined by the Board and managing the risks in connection with all of the Company's business operations. The senior management identifies, assesses and takes measures against any significant risks and material internal control defects that the Company is facing, and reviews the risk assessment report and reports to the Board on a regular basis.

The Audit Committee assists the Board in leading the management and monitoring and overseeing the risk management and internal control systems through the internal audit department, and reporting and making recommendations to the Board where appropriate.

The Board, supported by the Audit Committee and management, reviewed the management reports and the internal audit reports annually. For the Reporting Period, the Board reviewed and considered the risk management and internal control systems of the Company effective and adequate. The annual review also covered the adequacy of resources, staff qualifications and experiences, training programmes and budget of the Company's accounting, internal audit and financial reporting functions.

The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments in the Company's business, the Board has adopted the inside information disclosure policy regarding the procedures of proper information disclosure. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited.

CORPORATE GOVERNANCE REPORT

JOINT COMPANY SECRETARIES

Ms. Songfei LI and Mr. Ming King CHIU are the joint company secretaries. Mr. Ming King CHIU is an external secretarial service provider, and his main contact in the Company is Ms. Songfei LI, the other joint company secretary.

Mr. Ming King CHIU is the Head of Corporate and Fund Services of Vistra Corporate Services (HK) Limited (a provider of company secretary service).

During the Reporting Period, both Ms. Songfei LI and Mr. Ming King CHIU have taken no less than 15 hours relevant professional trainings.

AUDITOR'S SCOPE OF WORK

The Auditor's statement in respect of their reporting responsibilities is set out in the "Independent Auditor's Report" of this annual report.

AUDITOR'S REMUNERATION

A breakdown of the remuneration in respect of audit and non-audit services provided by the Auditor to the Company for the year ended December 31, 2023 is set out below:

Service category	Fees paid (RMB'000)
Audit services	18,640
Non-audit service (tax and other consulting services)	920

SHAREHOLDERS' RIGHTS

To safeguard Shareholders' interests and rights, a separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Directors. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Hong Kong Stock Exchange after each general meeting.

CONVENING AN EXTRAORDINARY GENERAL MEETING AND PUTTING FORWARD PROPOSALS BY SHAREHOLDERS

Shareholders may put forward proposals for consideration at a general meeting of the Company according to the Articles of Association. Pursuant to Article 60 (b) of the Articles of Association, extraordinary general meetings shall be convened upon the requisition of Shareholders holding at the date of deposit of the requisition Shares which carry in aggregate not less than 10% of all votes attaching to all issued and outstanding Shares of the Company, on a one vote per share basis, that as at the date of the deposit carry the right to vote at general meetings of the Company. The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more requisitionists. If the Directors do not within twenty-one calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing not less than 10% of all votes attaching to all issued and outstanding Shares of the Company, on a one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

PROCEDURE FOR SHAREHOLDERS TO PROPOSE A PERSON FOR ELECTION AS A DIRECTOR

Shareholders may propose a person for election as a director, the procedures for which are available on the Company's website.

PUTTING FORWARD ENQUIRIES TO THE BOARD

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

CONTACT DETAILS

Shareholders may send their enquiries or requests as mentioned above to the following:

Address: Building One No. 1685, Huazhi Road, Qingpu District Shanghai, 201708, People's Republic of China

Telephone: (86 21) 5980 4508

Email: ir@zto.com

For the avoidance of doubt, Shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. The information of the Shareholder(s) may be disclosed as required by law.

CORPORATE GOVERNANCE REPORT

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company considers effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavors to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. The Company encourages the participation of the Shareholders through AGMs and other general meetings where the Shareholders meet and exchange views with the Board, and to exercise their rights to vote at meetings.

The Board adopted a shareholders' communication policy on April 20, 2023 which took effect on the Primary Conversion Effective Date, with reference to CG Code.

The Company communicates with the Shareholders and investors through various channels including publication of interim and annual reports, announcements, circulars and other corporate communications in accordance with the Listing Rules, the relevant laws and regulations, and the publications are available on the websites of the Hong Kong Stock Exchange and the Company. The primary focus of the Company is to ensure information disclosure is timely, fair, accurate, truthful and complete, thereby enabling Shareholders, investors as well as the public to make rational and informed decisions.

The implementation and effectiveness of the above-mentioned communication policy will be reviewed by the Board from time to time. For the Reporting Period (since the Primary Conversion Effective Date on which it took effect), the Board was of the view that such policy remained adequate and effective in that: (a) such policy has provided multiple channels of communications to cater for different preferences of the Shareholders or stakeholders, including the Company's official website to disseminate the latest information about the Group (e.g. financial results and reports, announcements and circulars) to the Shareholders or stakeholders, correspondence and email addresses for them to communicate in writing, as well as telephone number and physical general meetings for them to communicate directly and verbally; (b) the chairman of the Board present at general meetings are available to answer questions raised by the Shareholders; and (c) designated officers (i.e. investor relations department) of the Company will be responsible for responding promptly to the enquiries or views from the Shareholders or stakeholders. Having considered the multiple channels of communication and engagement in place, the Board is satisfied that the shareholders' communication policy was properly implemented during the Reporting Period since the Primary Conversion Effective Date and is effective.

SIGNIFICANT CHANGES TO CONSTITUTIONAL DOCUMENTS

On May 1, 2023, the Company adopted new set of Articles of Association in substitution for and to the exclusion of the existing Articles of Association mainly to (i) comply with Appendix 3 (now renumbered as Appendix A1) to the Listing Rules; (ii) allow a general meeting to be held as an electronic general meeting or a hybrid meeting; and (iii) incorporate certain consequential and housekeeping amendments. The latest version of the Articles of Association is available on the websites of the Hong Kong Stock Exchange at www.hkexnews.hk and the Company at http://zto.investorroom.com/. Save as disclosed, during the year ended December 31, 2023, there was no other significant change in the memorandum and articles of association of the Company.

OTHER INFORMATION

DISCLOSURE OF INTERESTS

Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company or any of its Associated Corporations

As of December 31, 2023, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Interest in the Company

Name	Nature of interest	Number of Shares/ Underlying Shares	Approximate % of interest in relevant class of Share[1]
Mr. Meisong LAI[2]	Founder of a discretionary trust	206,100,000 Class B ordinary shares (L)	100.00%
	Founder of a discretionary trust/Other[3]	4,989,947 Class A ordinary shares (L)	0.82%
Mr. Jilei WANG[4]	Founder of a discretionary trust/Other[3]	42,181,499 Class A ordinary shares (L)	6.95%
Mr. Hongqun HU[5]	Other[3]	82,183 Class A ordinary shares (L)	0.01%
Mr. Herman YU	Beneficial owner	55,343 Class A ordinary shares (L)	0.01%
Mr. Xing LIU	Beneficial owner	18,448 Class A ordinary shares (L)	0.00%
Mr. Qin Charles HUANG	Beneficial owner	18,448 Class A ordinary shares (L)	0.00%
Mr. Tsun-Ming KAO	Beneficial owner	11,978 Class A ordinary shares (L)	0.00%
Mr. Zhen WEI	Beneficial owner	1,879 Class A ordinary shares (L)	0.00%
Ms. Fang XIE	Beneficial owner	1,879 Class A ordinary shares (L)	0.00%

Notes:

(1)   The calculation is based on 606,766,663 Class A ordinary shares and 206,100,000 Class B ordinary shares in issue as of December 31, 2023.

OTHER INFORMATION

(2)   Mr. Meisong LAI was interested in (i) 206,100,000 Class B ordinary shares held by Zto Lms Holding Limited, (ii) 4,025,182 Class A ordinary shares and/or ADSs representing the same number of Class A ordinary shares held by Zto Lms Holding Limited and (iii) 964,765 Class A ordinary shares held by ZTO ES. Zto Lms Holding Limited is a BVI company wholly-owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong LAI is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong LAI and his family members. Mr. Meisong LAI is the sole director of Zto Lms Holding Limited. ZTO ES is a BVI company established as an employee shareholding platform of the Group. Mr. Meisong LAI has the power to direct the disposition of 964,765 Class A ordinary shares held by ZTO ES.

(3)   "Other" represents the power of the relevant director to direct the disposition of certain number of Class A ordinary shares held by ZTO ES, an employee shareholding platform. For details of their interest, please refer to the notes setting out the relevant director's interests.

(4)   Mr. Jilei WANG was interested in (i) 42,061,499 Class A ordinary shares and/or ADSs representing the same number of Class A ordinary shares held by Zto Wjl Holding Limited and (ii) 120,000 Class A ordinary shares held by ZTO ES. Zto Wjl Holding Limited is a BVI company wholly-owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jilei WANG is the settlor of The WJL Family Trust and the beneficiaries of the trust are Mr. Jilei WANG and his family members. Mr. Jilei WANG is the sole director of Zto Wjl Holding Limited. ZTO ES is a BVI company established as an employee shareholding platform of the Group. Mr. Jilei WANG has the power to direct the disposition of 120,000 Class A ordinary shares held by ZTO ES.

(5)   Mr. Hongqun HU has the power to direct the disposition of 82,183 Class A ordinary shares held by ZTO ES, a BVI company established as an employee shareholding platform of the Group.

(6)   The letter "L" stands for long position.

Interest in Associated Corporations of the Company

The following table lists out the interests of Directors or chief executives in LMS (Hong Kong) Limited, Tuxi Tech (Cayman) Inc., Zhejiang Tongyu Intelligent Industry Development Co., Ltd., ZTO Express Co., Ltd., all of which are associated corporations of the Company, as at December 31, 2023:

Name	Name of associated corporation	Nature of interest	Number of Shares	Approximate % of interest in the issued shares
Mr. Meisong LAI	LMS (Hong Kong) Limited	Founder of a discretionary trust	1 (L)	100.00%
	TuXi Tech (Cayman) Inc.	Interest in controlled corporation[1]	195,000,000 (L)	12.46%
	Zhejiang Tongyu Intelligent Industry Development Co., Ltd.	Interest in controlled corporation[2]	120,000,000 (L)	75.00%
	ZTO Express Co., Ltd.	Beneficial owner	206,100,000 (L)	34.35%
Mr. Jilei WANG	TuXi Tech (Cayman) Inc.	Interest in controlled corporation[3]	45,000,000 (L)	2.87%
	ZTO Express Co., Ltd.	Beneficial owner	60,000,000 (L)	10.00%
Mr. Hongqun HU	TuXi Tech (Cayman) Inc.	Other[4]	2,500,000 (L)	0.15%
	Zhejiang Tongyu Intelligent Industry Development Co., Ltd.	Interest in controlled corporation[5]	120,000,000 (L)	75.00%

OTHER INFORMATION

Notes:

(1)   Mr. Meisong LAI was interested in 195,000,000 shares of TuXi Tech (Cayman) Inc. directly held by TUXI LMS Limited, which is wholly-owned by Mr. Meisong LAI.

(2)   Mr. Meisong LAI was interested in 120,000,000 shares of Zhejiang Tongyu Intelligent Industry Development Co., Ltd. ("**Zhejiang Tongyu**") directly held by Tonglu Zhongyu Enterprise Management Partnership (Limited Partnership) ("**Tonglu Zhongyu**"). Shanghai Zhongluan Enterprise Management Consulting Co. Ltd., which was wholly-owned by Mr. Meisong LAI and his spouse, Ms. Yufeng LAI in aggregation, is the sole general partner of Tonglu Zhongyu.

(3)   Mr. Jilie WANG was interested in 45,000,000 shares of Tuxi Tech (Cayman) Inc. directly held by TUXI WJL Limited, which is wholly-owned by Mr. Jilie WANG.

(4)   "Other" represents the power of Mr. Hongqun HU to direct the disposition of 2,500,000 shares of TuXi Tech (Cayman) Inc. held by Tuxi Honor Holding Limited, an employee incentive platform.

(5)   Mr. Hongqun HU was interested in 120,000,000 shares of Zhejiang Tongyu directly held by Tonglu Zhongyu. Tonglu Zhongyu was held as to 99% by Mr. Hongqun HU.

(6)   The letter "L" stands for long position.

Save as disclosed above, as at December 31, 2023, none of the Directors and chief executives of the Company had any interest or short position in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which were taken or deemed to have taken under such provisions of the SFO), or which were recorded in the register required to be kept pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares

As of December 31, 2023, the following persons (other than the Directors and chief executives whose interests have been separately disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares/ Underlying Shares	Approximate % of interest in relevant class of Share[1]
Class A ordinary shares			
SCTS Capital Pte. Ltd.[2]	Nominee for another person	118,585,225 (L)	19.55%
		10,000,000 (S)	1.65%
Standard Chartered Trust (Singapore) Limited[2]	Trustee	118,585,225 (L)	19.55%
		10,000,000 (S)	1.65%
Alibaba Group Holding Limited [3]	Interest in controlled corporation	71,941,287 (L)	11.86%
Taobao Holding Limited[3]	Interest in controlled corporation	61,192,420 (L)	10.09%
Taobao China Holding Limited [3]	Interest in controlled corporation/ Beneficial owner	61,192,420 (L)	10.09%

Name	Capacity/Nature of interest	Number of Shares/ Underlying Shares	Approximate % of interest in relevant class of Share[1]
Alibaba ZT Investment Limited [3]	Beneficial owner	57,870,370 (L)	9.54%
Mr. Jianfa LAI[4]	Founder of a discretionary trust/Other [5]	66,252,639 (L) 10,000,000 (S)	10.92% 1.65%
LJFA Holding Limited[4]	Interest in controlled corporation	66,219,041 (L) 10,000,000 (S)	10.92% 1.65%
Zto Ljf Holding Limited[4]	Beneficial owner	66,219,041 (L) 10,000,000 (S)	10.91% 1.65%
Invesco Advisers, Inc.[6]	Investment manager	42,154,941 (L)	6.95%
Invesco Developing Markets Fund[6]	Person having a security interest in shares	35,907,176 (L)	5.92%
WJL Holding Limited[7]	Interest in controlled corporation	42,061,499 (L)	6.93%
Zto Wjl Holding Limited[7]	Beneficial owner	42,061,499 (L)	6.93%
JPMorgan Chase & Co.[8]	Interest in controlled corporation/ Investment manager/Person having a security interest in shares/Trustee/Approved lending agent	40,743,250 (L) 11,965,937 (S) 13,988,216 (P)	6.71% 1.97% 2.31%
Class B ordinary shares			
Zto Lms Holding Limited[9]	Beneficial owner	206,100,000 (L)	100.00%
LMS Holding Limited[9]	Interest in controlled corporation	206,100,000 (L)	100.00%

Notes:

(1)   The calculation is based on 606,766,663 Class A ordinary shares and 206,100,000 Class B ordinary shares in issue as of December 31, 2023. The letter "**L**" stands for long position, "**S**" stands for short position and "**P**" stands for lending pool.

(2)   SCTS Capital Pte Ltd is wholly-owned by Standard Chartered Trust (Singapore) Limited and is the trustee for Zto Lms Holding Limited, Zto Wjl Holding Limited, Zto Ljf Holding Limited, Zto Sxb Holding Limited and Zto Qfx Holding Limited. The short position represents Zto Ljf Holding Limited has delivered a total of 10,000,000 shares under credit support documentation with a return obligation.

(3)   Alibaba Group Holding Limited ("**Alibaba**") was interested in (i) 57,870,370 Class A ordinary shares directly held by Alibaba ZT Investment Limited ("**Ali ZT**"); (ii) 5,787,037 Class A ordinary shares directly held by Cainiao Smart Logistics Investment Limited ("**Cainiao Smart**"); (iii) 4,629,630 Class A ordinary shares directly held by New Retail Strategic Opportunities Investments 2 Limited ("**NRF**"); (iv) 3,322,050 Class A ordinary shares directly held by Taobao China Holding Limited ("**Taobao**"); and (v) 332,200 Class A ordinary shares directly held by Cainiao Smart Logistics Network (Hong Kong) Limited ("**Cainiao HK**").

Ali ZT is an indirect wholly-owned special purpose subsidiary of Alibaba. Cainiao Smart is a majority owned indirect subsidiary of Alibaba. New Retail Strategic Opportunities Fund, L.P., a Cayman Islands exempted limited partnership ("**NRSF**"), owns 100% of NRF. New Retail Strategic Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership ("**NRSF GP**"), is the general partner of NRSF. New Retail Strategic Opportunities GP Limited, a company organized under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Alibaba, is the general partner of NRSF GP. Taobao is an indirect wholly-owned subsidiary of Alibaba. Cainiao HK is a majority owned indirect subsidiary of Alibaba.

Alibaba is deemed to be the beneficial owner of the 71,941,287 Class A ordinary shares held by Ali ZT, Cainiao Smart, NRF, Taobao and Cainiao HK.

(4)   Mr. Jianfa LAI was interested in (i) 66,219,041 Class A ordinary shares and/or ADSs representing the same number of Class A ordinary shares held by Zto Ljf Holding Limited, and (ii) 33,598 Class A ordinary shares held by ZTO ES. Zto Ljf Holding Limited is a BVI company wholly-owned by LJFA Holding Limited, which in turn is beneficially owned by The LJF Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jianfa LAI is the settlor of The LJF Family Trust and the beneficiaries of the trust are Mr. Jianfa LAI and his family members. Mr. Jianfa LAI is the sole director of Zto Ljf Holding Limited. ZTO ES is a BVI company established as an employee shareholding platform of the Group. Mr. Jianfa LAI has the power to direct the disposition of 33,598 Class A ordinary shares held by ZTO ES.

The short position represents Zto Ljf Holding Limited has delivered a total of 10,000,000 Class A ordinary shares under credit support documentation with a return obligation.

(5)   "**Other**" represents the power of Mr. Jianfa LAI to direct the disposition of 33,598 Class A ordinary shares held by ZTO ES, an employee shareholding platform. For details of their interest, please refer to Note (4).

(6)   Represents 45,447,372 Class A ordinary shares beneficially owned by Invesco Advisers, Inc. ("**IAI**"). IAI is the principal U.S. investment advisory subsidiary of Invesco Ltd. ("**Invesco**"), a Bermuda-incorporated company. Invesco is a global company focused on investment management, and its services are provided through a number of affiliated investment advisers to a wide range of clients throughout the world, including open-end mutual funds, closed-end funds, exchange-traded funds, collective trust funds, UCITS, real estate investment trusts, unit investment trusts and other pooled investment vehicles, as well as pensions, endowments, insurance companies and sovereign wealth funds. Invesco is a public company and is listed on the NYSE (ticker symbol: IVZ). Invesco Developing Markets Fund is an investment company registered with the U.S. Securities and Exchange Commission and advised by IAI.

(7)   Mr. Jilei WANG was interested in (i) 42,061,499 Class A ordinary shares and/or ADSs representing the same number of Class A ordinary shares held by Zto Wjl Holding Limited and (ii) 120,000 Class A ordinary shares held by ZTO ES. Zto Wjl Holding Limited is a BVI company wholly-owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jilei WANG is the settlor of The WJL Family Trust and the beneficiaries of the trust are Mr. Jilei WANG and his family members. Mr. Jilei WANG is the sole director of Zto Wjl Holding Limited. ZTO ES is a BVI company established as an employee shareholding platform of the Group. Mr. Jilei WANG has the power to direct the disposition of 120,000 Class A ordinary shares held by ZTO ES.

(8)   JPMorgan Chase & Co. was interested in a total of 40,743,250 Class A ordinary shares (long position), 11,965,937 Class A ordinary shares (short position) and 13,988,216 Class A ordinary shares (lending pool). According to the disclosure of interest notice filed by JPMorgan Chase & Co. with a relevant event date of December 27, 2023, such Class A ordinary shares were held by JPMorgan Chase & Co. indirectly through its wholly-owned subsidiaries.

Among them, 3,616,200 Class A ordinary shares (long position) and 619,800 Class A ordinary shares (short position) were held through physically settled listed derivatives, 3,741,666 Class A ordinary shares (short position) were held through physically settled unlisted derivatives, 456,093 Class A ordinary shares (long position) and 674,302 Class A ordinary shares (short position) were held through cash settled unlisted derivatives, and 3,304,415 Class A ordinary shares (long position) and 12,816 Class A ordinary shares (short position) were held through a listed derivatives which are convertible instruments.

(9)   Mr. Meisong LAI was interested in 206,100,000 Class B ordinary shares held by Zto Lms Holding Limited. Zto Lms Holding Limited is a BVI company wholly-owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong LAI is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong LAI and his family members. Mr. Meisong LAI is the sole director of Zto Lms Holding Limited.

Save as disclosed above, as of December 31, 2023, so far as known to the Directors, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

OTHER INFORMATION

SHARE INCENTIVE PLANS

During the Reporting Period, the Company operated the 2016 Plan and the cash incentive scheme through ZTO ES, neither of which involves the issue of any new shares of the Company.

2016 Plan

The 2016 Plan was first adopted by the Board on June 20, 2016 for the purpose of granting share based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with that of the Company.

As disclosed in the Company's announcement dated December 23, 2022, after the Primary Conversion, the Company has continued to use the 2016 Plan for granting share options and awards, and such options and awards will be satisfied by the existing shares of the Company issued and reserved for the administration of the 2016 Plan.

Purpose

The purpose of the Plan is to promote the success and enhance the value of the Company, by linking the personal interests of the directors, employees, and consultants to those of the Company's shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company's shareholders.

Scheme limit

With effect from the Primary Conversion Effective Date, the Company will no longer further increase the scheme limit of the 2016 Plan for the remaining term of the 2016 Plan, and the scheme limit of the 2016 Plan has been capped at 21,000,000 shares, and no new Shares will be issued for the share award grants made or to be made pursuant to the 2016 Plan.

As of March 31, 2024, restricted share units representing a total of 5,592,500 Class A ordinary shares have been granted under the 2016 Plan, excluding awards that were forfeited or cancelled after their grant dates.

Plan administration

The Board or a committee of one or more members of the Board (the "**plan administrator**") will administer the 2016 Plan. The committee or the Board, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Furthermore, for the Primary Conversion, the Company has undertaken to comply with the requirements set out in Rules 17.12(2) and 17.05A of the Listing Rules by requiring the trustee holding the shares underlying awards that are unvested under of the 2016 Plan to abstain from voting on matters that require shareholders' approval under the Listing Rules.

Types of awards

The 2016 Plan permits the awards of options, restricted shares or other types of award (including restricted share units ("**RSU**")) approved by the plan administrator.

Award agreement

Awards granted under the 2016 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility

We may grant awards to our employees, directors and consultants. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Limit for each participant

Under the 2016 Plan, there is no specific limit on the maximum number of options or awards which may be granted to a single eligible participant but unvested under the 2016 Plan.

Consideration and purchase price

The plan administrator has the exclusive power, authority and discretion to determine the terms and conditions of any award granted pursuant to the 2016 Plan, including, but not limited to, any amount payable on application or acceptance of an award and the purchase price of Class A ordinary shares.

Vesting schedule

In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of options

The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term of option is ten years from the date of a grant.

Transfer restrictions

Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and amendment

Unless terminated earlier, the 2016 Plan has a term of ten years and has a remaining life of approximately two years. Our Board has the authority to amend or terminate the 2016 Plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

Details of the movements of outstanding RSUs granted under the 2016 Plan which have/will be satisfied by existing Shares during the Reporting Period are as follows.

OTHER INFORMATION

Name	Date of grant	Vesting period	Outstanding RSUs as at January 1, 2023	Granted during the Reporting Period	Vested during the Reporting Period	Weighted average closing price of Class A ordinary shares (HK$) and ADS (US$) immediately before the vesting date	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding RSUs as at December 31, 2023
Directors									
Meisong LAI	March 14, 2023	Vested on the date of grant	0	361,035	361,035	HK$202.77 US$25.71	0	0	0
Jilei WANG	March 14, 2023	Vested on the date of grant	0	23,830	23,830	HK$202.77 US$25.71	0	0	0
Herman YU	March 14, 2023	Vested on the date of grant	0	5,635	5,635	HK$202.77 US$25.71	0	0	0
Xing LIU	March 14, 2023	Vested on the date of grant	0	1,879	1,879	HK$202.77 US$25.71	0	0	0
Frank Zhen WEI	March 14, 2023	Vested on the date of grant	0	1,879	1,879	HK$202.77 US$25.71	0	0	0
Qin Charles HUANG	March 14, 2023	Vested on the date of grant	0	1,879	1,879	HK$202.77 US$25.71	0	0	0
Tsun-Ming (Daniel) KAO	March 14, 2023	Vested on the date of grant	0	1,879	1,879	HK$202.77 US$25.71	0	0	0
Fang XIE	March 14, 2023	Vested on the date of grant	0	1,879	1,879	HK$202.77 US$25.71	0	0	0
Six highest paid individuals during the Reporting Period in aggregate [2]	March 14, 2023	Vested on the date of grant	0	24,408	24,408	HK$202.77 US$25.71	0	0	0
Other grantees in aggregate	March 14, 2023	Vested on the date of grant	0	111,652	111,652	HK$202.77 US$25.71	0	0	0
Total			0	535,955	535,955		0	0	0

Notes:

1.   The closing price of Class A ordinary shares immediately before March 14, 2023 is HKD202.77 per share. The closing price of ADSs immediately before March 14, 2023 is US$25.71 per ADS. The fair values of the RSUs granted on March 14, 2023, as at the date of grant, was US$26.27, and as for relevant accounting standard and policy adopted, please refer to Note 2(r) to the consolidated financial statements.

2.   The six highest paid individuals during the Reporting Period in aggregate did not include the Directors disclosed above.

3.   No purchase price was payable in respect of and no performance targets were attached to the RSUs granted and/or vested during the Reporting Period.

Cash Incentive Scheme through ZTO ES

The Company also operates a cash incentive scheme through certain onshore partnerships. ZTO ES is a BVI-incorporated company that serves as an employee shareholding platform that allows the Group's directors and employees to receive cash incentives by becoming limited partners of the partnerships that hold interests in ZTO ES. Each recipient of such partnership interest is entitled to the economic rights associated with the number of the Company's Class A ordinary shares held by ZTO ES that corresponds to the recipient's proportional indirect ownership of ZTO ES to: (i) receive dividends (if any) on those shares and (ii) request the sale of those shares by ZTO ES and receive the sale proceeds.

In June 2016, we issued 16,000,000 ordinary shares to ZTO ES to establish an employee shareholding platform. All ordinary shares issued for purpose of this employee shareholding platform were re-designated as Class A ordinary shares of our Company upon the completion of our initial public offering in the U.S. ZTO ES is directly held by four limited partnerships. Our Board reviews the performance of our employees, and reward selected employees by directing the general partner of the partnerships to transfer limited partnership interests in those partnerships to the selected employees.

OTHER INFORMATION

Notwithstanding that ZTO ES is a cash-only incentive scheme, the Company has undertaken to procure ZTO ES to abstain from voting on matters that require shareholders' approval under the Listing Rules for all the shares of the Company held ZTO ES, in line with the requirement under Rules 17.12(2) and 17.05A of the Listing Rules.

Furthermore, pursuant to the operational set-up of ZTO ES, (i) there is no stipulated maximum entitlement for each participant; (ii) there is no exercise period or vesting period for the relevant partnership interest in ZTO ES; (iii) no amount is payable on application or acceptance of the relevant partnership interest; (iv) no exercise price is applicable for accepting the partnership interest and the basis for such determination will therefore be irrelevant; and (v) there is no fixed term for ZTO ES and that it will automatically be phased out after the underlying shares have been granted and disposed of at the direction of the relevant grantees.

Details of movements of the Class A ordinary shares held by ZTO ES during the Reporting Period are as follows:

Name	Date of grant	Class A ordinary shares underlying the outstanding interest in ZTO ES as at January 1, 2023	Granted and vested during the Reporting Period[1][2]	Disposed of during the Reporting Period	Cancelled during the Reporting Period	Class A ordinary shares underlying the outstanding interest in ZTO ES as at December 31, 2023
Directors						
Meisong LAI	June 28, 2016	964,765	0	0	0	964,765
	March 11, 2019					
	March 13, 2020					
Jilei WANG	June 28, 2016	120,000	0	0	0	120,000
Hongqun HU	March 7, 2018	55,989	26,194	0	0	82,183
	March 11, 2019					
	March 13, 2020					
	March 16, 2021					
	March 15, 2022					
	March 14, 2023					

Name	Date of grant	Class A ordinary shares underlying the outstanding interest in ZTO ES as at January 1, 2023	Granted and vested during the Reporting Period[(1)(2)]	Disposed of during the Reporting Period	Cancelled during the Reporting Period	Class A ordinary shares underlying the outstanding interest in ZTO ES as at December 31, 2023
Six highest paid individuals during the Reporting Period in aggregate [(3)]	June 28,2016	272,736	26,126	18,947	0	279,915
	March 28,2017					
	March 7, 2018					
	March 11, 2019					
	March 13, 2020					
	March 16, 2021					
	March 15, 2022					
	March 14, 2023					
Other grantees in aggregate	June 28, 2016	2,606,844	824,944	774,974	0	2,656,814
	March 28,2017					
	March 7, 2018					
	March 11, 2019					
	March 13, 2020					
	March 16, 2021					
	March 15, 2022					
	March 14, 2023					
Total		4,020,334	877,264	793,921	0	4,103,677

Notes:

1.   There is no exercise period or vesting period for the relevant partnership interest in ZTO ES and the relevant interests vest immediately upon grant.

2.   In respect interests granted and vested during the Reporting Period, the closing price of Class A ordinary shares immediately before March 14, 2023 (the date of grant and vesting) is HKD202.77 per share and the closing price of ADSs immediately before March 14, 2023 is US$25.71 per ADS. The fair values of the interest granted on March 14, 2023, as at the date of grant, was US$26.27, and as for relevant accounting standard and policy adopted, please refer to Note 2(r) to the consolidated financial statements.

3.   The six highest paid individuals during the Reporting Period in aggregate did not include the Directors disclosed above.

OTHER INFORMATION

2024 Share Incentive Plan

On March 19, 2024, the Board approved and adopted a share incentive plan effective in March 2024 (the "**2024 Plan**"). The maximum aggregate number of shares underlying the awards under the 2024 Plan is 30,000,000 Class A ordinary shares. Awards under the 2024 Plan shall be funded solely by existing shares of the Company and the 2024 Plan does not involve the issuance of new shares of the Company.

PURCHASE, SALE, CANCELLATION OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Reporting Period, the Company repurchased a total of 5,941,076 ADSs on the NYSE (representing the same number of Class A ordinary shares (the "**Repurchased Shares**")) for an aggregate consideration of US$141,415,550 (before expense). As at the Latest Practicable Date, other than ADSs transferred to the trust for the benefit of the 2016 Plan prior to the Primary Conversion Effective Date, all the Repurchased Shares repurchased during the Reporting Period have been cancelled.

Particulars of the repurchases made by the Company during Reporting Period are as follows:

NYSE

Month 2023	Number of ADSs repurchased	Highest price paid per ADS (US$)	Lowest price paid per ADS (US$)	Total consideration paid (before expense) (US$)
February	1,224,100	24.99	23.92	30,333,255.23
March	466,100	23.99	23.48	11,167,340.91
June	222,782	25.00	24.93	5,566,456.87
July	1,710,599	25.00	24.57	42,588,424.51
August	75,148	25.00	23.11	1,804,945.50
November	2,242,347	22.90	21.85	49,955,127.05

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange or the NYSE during the Reporting Period.

USE OF PROCEEDS FROM THE GLOBAL OFFERING

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$11.1 billion. As of December 31, 2023, all the net proceeds from the Global Offering have been utilized in accordance with the intended use as disclosed in the Prospectus.

USE OF PROCEEDS FROM THE NOTES OFFERING

For details of the convertible senior notes, please refer to the section headed "Convertible Senior Notes" in this annual report. As disclosed in the Company's announcements dated August 24, 2022 and August 25, 2022, the Company used a portion of the net proceeds from the offering of the 2027 Notes in the amount of US$54 million to pay the costs of the capped call transactions. We received proceeds of approximately US$930.3 million net of issuance cost paid and capped call option. The Company plans to use the remainder of the net proceeds for (i) enhancement of the scale and capability of our logistics operations; (ii) investment in the logistics ecosystem; and (iii) working capital and other general corporate purposes. For further details, please refer to the announcements of the Company dated August 24 and 25, 2022.

As of December 31, 2023, we had partially utilized the above net proceeds as intended as to (i) US$277.2 million for enhancement of the scale and capability of our logistics operations; and (ii) US$453.0 million for working capital and other general corporate purposes. The Company intends to use the remaining proceeds of US$200.1 million as previously disclosed within the next six months.

As of December 31, 2023, all the unutilized net proceeds are held by the Company in short-term interest-bearing accounts at authorized licensed banks.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of ZTO Express (Cayman) Inc.
(incorporated in the Cayman Islands with limited liability)

OPINION

We have audited the consolidated financial statements of ZTO Express (Cayman) Inc. (the "Company") and its subsidiaries (collectively referred to as "the Group") set out on pages 93 to 159, which comprise the consolidated balance sheets as at December 31, 2023, and the consolidated statements of comprehensive income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2023, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing ("HKSAs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the HKICPA's Code of Ethics for Professional Accountants ("the Code"), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTER

Key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements of the current period. The matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on the matter.

Key audit matter

Accuracy of express delivery services revenue

Refer to Note 2(t) to the financial statements

The Group generated 92.4% of its revenues from express delivery services in 2023. The revenues from express delivery services are primarily driven by parcel volume and the network transit fee the Group charges network partners for each parcel going through the Group's network. The Group recognizes revenues from express delivery services over the delivery time and uses automated systems to process and record its revenue transactions.

We identified the accuracy of express delivery services revenue as a key audit matter because there is an inherent industry risk around the accuracy of revenue recorded by the Group's systems given the complexity of the systems and the significant volume of data processed by the systems.

How our audit addressed the key audit matter

Our audit procedures related to revenue recognition comprised the following control testing and analytical procedure, among others:

- With the assistance of our IT specialists and data specialists.

  - We tested the IT environment in which the revenue pricing and settlement module resides, including interface controls between different IT applications.

  - We tested the key controls over the authorization of the rate changes and the input of such rates to the operation systems.

  - We tested the key controls over the authorization of the weight and route changes and the input of such data to the operation systems.

  - We tested the key controls over automated calculation of delivery service fee.

  - We reconciled the revenue data recorded in operation systems to the general ledger.

  - We reconciled the revenue data recorded in general ledger with cash received from network partners.

- We performed analytical procedure over the revenue generated from waybill sales by developing expected amount with parcel volume and average price per parcel.

INDEPENDENT AUDITOR'S REPORT

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

INDEPENDENT AUDITOR'S REPORT

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in the independent auditor's report is Chan Men.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 19, 2024

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	Notes	As of December 31,		
		2022 RMB	2023 RMB	US$ (Note 2)
ASSETS				
Current assets				
Cash and cash equivalents		11,692,773	12,333,884	1,737,191
Restricted cash		895,483	686,568	96,701
Accounts receivable, net	3	818,968	572,558	80,643
Financing receivables, net		951,349	1,135,445	159,924
Short-term investment		5,753,483	7,454,633	1,049,963
Inventories		40,537	28,074	3,954
Advances to suppliers		861,573	821,942	115,768
Prepayments and other current assets	4	3,146,378	3,772,377	531,328
Amounts due from related parties	19	314,483	148,067	20,855
Total current assets		24,475,027	26,953,548	3,796,327
Investments in equity investees	9	3,950,544	3,455,119	486,643
Property and equipment, net	5	28,813,204	32,181,025	4,532,603
Land use rights, net	6	5,442,951	5,637,101	793,969
Intangible assets, net	10	29,437	23,240	3,273
Operating lease right-of-use assets	7	808,506	672,193	94,676
Goodwill	8	4,241,541	4,241,541	597,409
Deferred tax assets	15	750,097	879,772	123,914
Long-term investment		7,322,545	12,170,881	1,714,233
Long-term financing receivables, net		1,295,755	964,780	135,886
Other non-current assets		816,839	701,758	98,841
Amounts due from related parties-non current	19	577,140	584,263	82,292
TOTAL ASSETS		78,523,586	88,465,221	12,460,066

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	Notes	As of December 31, 2022 RMB	As of December 31, 2023 RMB	US$ (Note 2)
LIABILITIES AND EQUITY				
Current liabilities (including amounts of the consolidated VIE without recourse to ZTO Express (Cayman) Inc. See Note 2(b))				
Short-term bank borrowings	13	5,394,423	7,765,990	1,093,817
Accounts payable	11	2,202,692	2,557,010	360,147
Notes payable	11	200,000	–	–
Advances from customers		1,374,691	1,745,727	245,881
Income tax payable		228,422	333,257	46,938
Amounts due to related parties	19	49,138	234,683	33,054
Operating lease liabilities, current	7	229,718	186,253	26,233
Dividends payable		1,497	1,548	218
Other current liabilities	12	6,724,743	7,236,716	1,019,271
Total current liabilities		16,405,324	20,061,184	2,825,559
Non-current operating lease liabilities	7	510,349	455,879	64,209
Deferred tax liabilities	15	346,472	638,200	89,889
Convertible senior notes	14	6,788,971	7,029,550	990,091
Total Liabilities		24,051,116	28,184,813	3,969,748
Commitments and contingencies (Note 20)				
Shareholders' equity				
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 826,943,309 shares issued and 809,247,109 shares outstanding as of December 31, 2022; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023)	17	535	525	74
Additional paid-in capital		26,717,727	24,201,745	3,408,744
Treasury shares, at cost (11,671,525 and 3,000,000 shares as of December 31, 2022 and 2023, respectively)		(2,062,530)	(510,986)	(71,971)
Retained earnings		29,459,491	36,301,185	5,112,915
Accumulated other comprehensive loss		(86,672)	(190,724)	(26,862)
ZTO Express (Cayman) Inc. shareholders' equity		54,028,551	59,801,745	8,422,900
Non-controlling interests		443,919	478,663	67,418
Total Equity		54,472,470	60,280,408	8,490,318
TOTAL LIABILITIES AND EQUITY		78,523,586	88,465,221	12,460,066

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Notes	Year ended December 31, 2021 RMB	2022 RMB	2023 RMB	2023 US$ (Note 2)
Revenues (including related party revenue of RMB112,142, RMB1,038,004 and RMB594,859 for the years ended December 31, 2021, 2022 and 2023, respectively)		30,405,839	35,376,996	**38,418,915**	**5,411,191**
Cost of revenues (including related party cost of revenues of RMB401,954,RMB797,256 and RMB1,351,977 for the years ended December 31, 2021, 2022 and 2023, respectively)		(23,816,462)	(26,337,721)	**(26,756,389)**	**(3,768,559)**
Gross profit		6,589,377	9,039,275	**11,662,526**	**1,642,632**
Operating (expenses)/income					
Selling, general and administrative		(1,875,869)	(2,077,372)	**(2,425,253)**	**(341,590)**
Other operating income, net		789,503	774,578	**770,651**	**108,544**
Total operating expenses		(1,086,366)	(1,302,794)	**(1,654,602)**	**(233,046)**
Income from operations		5,503,011	7,736,481	**10,007,924**	**1,409,586**
Other income/(expenses)					
Interest income		363,890	503,722	**706,765**	**99,546**
Interest expense		(126,503)	(190,521)	**(289,533)**	**(40,780)**
Gain from fair value changes of financial instruments		52,909	46,246	**164,517**	**23,172**
Gain on disposal of equity investees and subsidiaries and others		2,357	69,598	**5,485**	**773**
Impairment of investment in equity investees		–	(26,328)	**–**	**–**
Foreign currency exchange (loss)/gain		(56,467)	147,254	**93,543**	**13,175**
Income before income tax and share of loss in equity method investments		5,739,197	8,286,452	**10,688,701**	**1,505,472**
Income tax expense	15	(1,005,451)	(1,633,330)	**(1,938,600)**	**(273,046)**
Share of (loss)/gain in equity method investments		(32,419)	5,844	**4,356**	**614**
Net income		4,701,327	6,658,966	**8,754,457**	**1,233,040**
Net loss/(income) attributable to non-controlling interests		53,500	150,090	**(5,453)**	**(768)**
Net income attributable to ZTO Express (Cayman) Inc.		4,754,827	6,809,056	**8,749,004**	**1,232,272**
Net income attributable to ordinary shareholders		4,754,827	6,809,056	**8,749,004**	**1,232,272**

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Notes	Year ended December 31,			
		2021	2022	2023	
		RMB	RMB	RMB	US$
					(Note 2)
Net earnings per share attributable to ordinary shareholders	18				
Basic		5.80	8.41	**10.83**	**1.53**
Diluted		5.80	8.36	**10.60**	**1.49**
Weighted average shares used in calculating net earnings per ordinary share					
Basic		819,961,265	809,442,862	**807,739,616**	**807,739,616**
Diluted		819,961,265	820,273,531	**838,948,683**	**838,948,683**
Net income		4,701,327	6,658,966	**8,754,457**	**1,233,040**
Other comprehensive income/(loss), net of tax of nil					
Foreign currency translation adjustment		(146,533)	155,432	**(104,052)**	**(14,655)**
Comprehensive income		4,554,794	6,814,398	**8,650,405**	**1,218,385**
Comprehensive loss/(income) attributable to non-controlling interests		53,500	150,090	**(5,453)**	**(768)**
Comprehensive income attributable to ZTO Express (Cayman) Inc.		4,608,294	6,964,488	**8,644,952**	**1,217,617**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Treasury shares, at cost	Retained earnings	Accumulated other comprehensive loss	Total	Non-controlling interests	Total Equity
	Number of outstanding shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021	828,869,972	553	30,613,948	(2,578,870)	21,038,753	(95,571)	48,978,813	120,885	49,099,698
Net income	—	—	—	—	4,754,827	—	4,754,827	(53,500)	4,701,327
Foreign currency translation adjustments	—	—	—	—	—	(146,533)	(146,533)	—	(146,533)
Acquisition of non-controlling interests of subsidiaries	—	—	(43,994)	—	—	—	(43,994)	(127,824)	(171,818)
Share-based compensation and ordinary shares issued for share-based compensation	1,161,362	—	229,052	49,496	(30,521)	—	248,027	—	248,027
Repurchase of ordinary shares	(21,583,045)	—	—	(3,810,586)	—	—	(3,810,586)	—	(3,810,586)
Non-controlling interest recognized from partial disposal	—	—	1,850	—	—	—	1,850	11,083	12,933
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	380,301	380,301
Distribution of dividends	—	—	(1,345,157)	—	—	—	(1,345,157)	—	(1,345,157)
Decrease of non-controlling interests from disposal of subsidiaries	—	—	—	—	—	—	—	(40,611)	(40,611)
Cancellation of ordinary shares	—	(18)	(1,226,673)	4,272,951	(3,046,260)	—	—	—	—
Balance at December 31, 2021	808,448,289	535	28,229,026	(2,067,009)	22,716,799	(242,104)	48,637,247	290,334	48,927,581

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares Number of outstanding shares	RMB	Additional paid-in capital RMB	Treasury shares, at cost RMB	Retained earnings RMB	Accumulated other comprehensive loss RMB	Total RMB	Non-controlling interests RMB	Total Equity RMB
Balance at December 31, 2021	808,448,289	535	28,229,026	(2,067,009)	22,716,799	(242,104)	48,637,247	290,334	48,927,581
Net income	–	–	–	–	6,809,056	–	6,809,056	(150,090)	6,658,966
Foreign currency translation adjustments	–	–	–	–	–	155,432	155,432	–	155,432
Acquisition of non-controlling interests of subsidiaries	–	–	(5,060)	–	–	–	(5,060)	(34,069)	(39,129)
Share-based compensation and ordinary shares issued for share-based compensation	1,284,827	–	156,318	89,026	(66,364)	–	178,980	–	178,980
Capped Call options in connection with issuance of convertible senior notes	–	–	(373,139)	–	–	–	(373,139)	–	(373,139)
Repurchase of ordinary shares	(486,007)	–	–	(84,547)	–	–	(84,547)	–	(84,547)
Non-controlling interest recognized from partial disposal	–	–	–	–	–	–	–	49,159	49,159
Capital contribution from non-controlling interest holders	–	–	–	–	–	–	–	275,950	275,950
Distribution of dividends	–	–	(1,289,418)	–	–	–	(1,289,418)	–	(1,289,418)
Removal of non-controlling interests due to disposal of subsidiaries	–	–	–	–	–	–	–	12,635	12,635
Balance at December 31, 2022	809,247,109	535	26,717,727	(2,062,530)	29,459,491	(86,672)	54,028,551	443,919	54,472,470

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares Number of outstanding shares	RMB	Additional paid-in capital RMB	Treasury shares, at cost RMB	Retained earnings RMB	Accumulated other comprehensive loss RMB	Total RMB	Non-controlling interests RMB	Total Equity RMB
Balance at December 31, 2022	809,247,109	535	26,717,727	(2,062,530)	29,459,491	(86,672)	54,028,551	443,919	54,472,470
Net income	—	—	—	—	8,749,004	—	8,749,004	5,453	8,754,457
Foreign currency translation adjustments	—	—	—	—	—	(104,052)	(104,052)	—	(104,052)
Acquisition of non-controlling interests of subsidiaries	—	—	(64,560)	—	—	—	(64,560)	(185)	(64,745)
Share-based compensation and ordinary shares issued for share-based compensation	1,413,219	—	230,587	97,169	(72,780)	—	254,976	—	254,976
Repurchase of ordinary shares	(5,941,076)	—	—	(1,006,451)	—	—	(1,006,451)	—	(1,006,451)
Cancellation of treasury shares	—	(10)	(626,286)	2,460,826	(1,834,530)	—	—	—	—
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	34,564	34,564
Distribution of dividends	—	—	(2,055,723)	—	—	—	(2,055,723)	—	(2,055,723)
Removal of non-controlling interests due to disposal of subsidiaries	—	—	—	—	—	—	—	(5,088)	(5,088)
Balance at December 31, 2023	804,719,252	525	24,201,745	(510,986)	36,301,185	(190,724)	59,801,745	478,663	60,280,408

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,			
	2021	2022	2023	
	RMB	RMB	RMB	US$
				(Note 2)
Operating activities				
Net income	4,701,327	6,658,966	8,754,457	1,233,040
Adjustments to reconcile net income to net cash provided by operating activities:				
Share-based compensation	248,027	178,980	254,976	35,913
Depreciation and amortization	2,221,768	2,670,546	2,875,209	404,965
Loss on disposal of property and equipment	32,129	41,517	10,160	1,431
Impairment of property and equipment	–	–	76,616	10,791
Provision for credit losses	36,348	134,436	142,131	20,019
Amortization of issuance cost of convertible senior notes	–	12,634	40,473	5,701
Deferred income tax	(192,091)	244,616	157,782	22,223
Gain on disposal of equity investees and subsidiaries and others	(2,357)	(69,598)	(5,485)	(773)
Impairment of equity investees	–	26,328	–	–
Share of loss/(gain) in equity method investments	32,419	(5,844)	(4,356)	(614)
Gain of fair value changes of financial instruments	(52,909)	(46,246)	(164,517)	(23,172)
Foreign currency exchange loss/(gain)	56,467	(147,254)	(93,543)	(13,175)
Changes in operating assets and liabilities:				
Accounts receivable	(209,855)	(14,879)	244,416	34,425
Financing receivables	(639,375)	127,521	(179,780)	(25,321)
Inventories	(29,965)	28,958	12,463	1,755
Advances to suppliers	(90,835)	(227,328)	27,578	3,884
Prepayments and other current assets	(774,302)	59,313	(753,431)	(106,119)
Amounts due from related parties	(51,398)	(140,864)	89,695	12,633
Operating lease right-of-use assets	(20,979)	88,732	57,665	8,122
Long-term financing receivables	507,353	114,277	323,437	45,555
Other non-current assets	(19,308)	37,382	(103,587)	(14,590)
Accounts payable	354,478	528,299	364,578	51,350
Advances from customers	113,800	148,142	371,036	52,259
Amounts due to related parties	6,131	26,352	185,545	26,133
Income tax payable	53,731	135,884	109,106	15,367
Operating lease liabilities	58,211	(67,019)	(9,469)	(1,334)
Other current liabilities	881,402	690,457	577,812	81,383
Notes payable	–	245,000	–	–
Net cash provided by operating activities	7,220,217	11,479,308	13,360,967	1,881,851

ZTO Express (Cayman) Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except for share and per share data)

	Year ended December 31,			
	2021	2022	2023	
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from investing activities				
Purchases of property and equipment	(8,360,497)	(7,067,744)	(6,528,833)	(919,567)
Purchases of land use rights	(967,284)	(344,988)	(140,948)	(19,852)
Investments in equity investees	(569,751)	(94,400)	–	–
Purchases of short-term investment	(13,193,447)	(9,563,852)	(11,261,190)	(1,586,105)
Maturity of short-term investment	14,054,096	6,713,982	9,798,273	1,380,058
Purchases of long-term investment	(225,000)	(6,388,768)	(10,090,353)	(1,421,196)
Maturity of long-term investment	845,110	284,000	5,240,732	738,142
Net cash received from disposal of equity investees	200	100,000	413,931	58,301
Net cash in (out) in relation to disposal of a subsidiary	(100,714)	230,799	62,998	8,873
Repayment of amounts due from related parties	–	–	6,600	930
Loan to related parties	(70,000)	–	–	–
Loan to employees	(339,412)	(60,285)	(66,590)	(9,379)
Repayments of loan to employees	51,887	36,416	169,049	23,810
Proceeds from disposal of property and equipment and others	118,279	112,950	143,580	20,223
Net cash used in investing activities	(8,756,533)	(16,041,890)	(12,252,751)	(1,725,762)
Cash flows from financing activities				
Payment of issuance cost	(887)	(228)	–	–
Proceeds from disposal of equity interests in subsidiaries	12,933	26,217	–	–
Capital contribution from non-controlling interest shareholder	380,301	275,950	19,348	2,725
Proceeds from short-term borrowings	6,944,722	7,669,943	12,279,050	1,729,468
Repayment of short-term borrowings	(4,918,934)	(5,883,561)	(9,924,563)	(1,397,845)
Repurchase of ordinary shares	(3,810,586)	(84,547)	(1,006,451)	(141,756)
Payment of dividends	(1,353,969)	(1,323,205)	(2,072,509)	(291,907)
Acquisition of non-controlling interests of subsidiaries	(157,565)	(39,129)	(64,711)	(9,114)
Proceeds from issuance of convertible senior notes, net of issuance cost paid of RMB120,099 and capped call option of RMB373,139	–	6,416,762	–	–
Net cash (used in)/provided by financing activities	(2,903,985)	7,058,202	(769,836)	(108,429)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(150,430)	338,106	109,843	15,471
Net change in cash, cash equivalents and restricted cash	(4,590,731)	2,833,726	448,223	63,131
Cash, cash equivalents and restricted cash at beginning of year	14,360,092	9,769,361	12,603,087	1,775,107
Cash, cash equivalents and restricted cash at end of year	9,769,361	12,603,087	13,051,310	1,838,238

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,			
	2021	2022	2023	
	RMB	RMB	RMB	US$
				(Note 2)
Cash and cash equivalents	9,721,225	11,692,773	12,333,884	1,737,191
Restricted cash	27,736	895,483	686,568	96,701
Restricted cash, non-current [1]	20,400	14,831	30,858	4,346
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	9,769,361	12,603,087	13,051,310	1,838,238

Note (1): The non-current restricted cash is included in other non-current assets on the consolidated balance sheets.

	Year ended December 31,			
	2021	2022	2023	
	RMB	RMB	RMB	US$
				(Note 2)
Supplemental disclosure of cash flow information				
Income taxes paid	1,139,981	1,252,830	1,671,712	235,456
Interest expense paid	126,813	177,457	249,060	35,079
Supplemental disclosure on non-cash information				
Cash dividends declared in payables	321	730	7	1
Purchase of property and equipment included in payables	980,801	1,212,476	1,397,015	196,765
Purchase of property and equipment using prepayments recorded in other non-current assets	19,723	6,957	20,930	2,948
Purchase of land use rights using prepayments recorded in other non-current assets	206,050	174,117	254,335	35,822
Acquisition consideration paid through offsetting receivables from seller	–	22,942	–	–

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

ZTO was incorporated under the laws of Cayman Islands on April 8, 2015. ZTO, its subsidiaries and its VIE and subsidiaries of VIE (collectively also referred to as the "Group") are principally engaged in express delivery services in the PRC through a nationwide network partner model.

As of December 31, 2023, the Group conducted its business operations across more than 300 subsidiaries. The Group's major subsidiaries and VIE are set out below. All of these are limited liability companies.

Name of subsidiaries	Place of incorporation	Place of operations	Share capital	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries					
ZTO Express Limited	British Virgin Islands	British Virgin Islands/ Hong Kong	USD50	100%	Investment holding
ZTO Express (Hong Kong) Limited	Hong Kong	Hong Kong	USD200,000	100%	Investment holding
Shanghai Zhongtongji Network Technology Co., Ltd.*	PRC	PRC	USD200,000	100%	Information technology services
VIE					
ZTO Express Co., Ltd.#	PRC	PRC	RMB600,000	100%	Express delivery services

* Shanghai Zhongtongji Network Technology Co., Ltd. is a wholly foreign owned enterprise established in the PRC.

\# ZTO Express Co., Ltd. is a limited liability company established in the PRC and controlled by the Group through the Contractual Arrangements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and by the Hong Kong Companies Ordinance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Principles of consolidation

The consolidated financial statements include the financial statements of ZTO, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

The Group evaluates the need to consolidate its VIE of which the Group is the primary beneficiary. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

Consolidation of Variable Interest Entity

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide delivery services in the PRC. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are ineligible to engage in provisions of delivery services. To provide the Company effective control over its variable interest entity, ZTO Express Co., Ltd. ("ZTO Express") and receive substantially all of the economic benefits of ZTO Express, the Company's wholly owned subsidiary, Shanghai Zhongtongji Network Technology Ltd. ("WFOE") entered into a series of contractual arrangements, described below, with ZTO Express and its individual shareholders.

The agreements that provide the Company effective control over the VIE include:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Principles of consolidation (continued)

Consolidation of Variable Interest Entity (continued)

Voting Rights Proxy Agreements & Irrevocable Powers of Attorney

Under which each shareholder of ZTO Express has executed a power of attorney to grant WFOE the power of attorney to act on his or her behalf on all matters pertaining ZTO Express and to exercise all of his or her rights as a shareholder of ZTO Express, including but not limited to convening, attending and voting at shareholders' meetings, designating and appointing directors and senior management members. The voting rights proxy agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing.

Exclusive Call Option Agreements

Under which the shareholders of ZTO Express granted WFOE or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in ZTO Express when and to the extent permitted by PRC law. WFOE or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without WFOE's written consent, the shareholders of ZTO Express shall not transfer, donate, pledge, or otherwise dispose any equity interests of ZTO Express in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The exclusive call option agreement will remain effective until all equity interests in ZTO Express and all assets of ZTO Express are transferred or assigned to WFOE or its designated entity or person.

Equity Pledge Agreements

Under which the shareholders of ZTO Express pledged all of their equity interests in ZTO Express to WFOE as collateral to secure their obligations under the VIE contractual arrangements. If the shareholders of ZTO Express or ZTO Express breach their respective contractual obligations, WFOE, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreements, the shareholders of ZTO Express shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in ZTO Express without prior written consent of WFOE. The equity pledge agreements will remain effective until ZTO Express and its shareholders have completed all of their obligations under the VIE contractual arrangements or discharged all of their obligations under the contractual arrangements.

The agreement that transfers economic benefits to the Company is:

Exclusive Consulting and Services Agreement

Under which ZTO Express engages WFOE as its exclusive technical and operational consultant and under which WFOE agrees to assist in business development and related services necessary to conduct ZTO Express's operational activities. ZTO Express shall not seek or accept similar services from other providers without the prior written approval of WFOE. ZTO Express agrees to pay WFOE an annual service fee, at an amount equal to 100% of the net income of ZTO Express. This agreement will remain effective for an unlimited term, unless WFOE and ZTO Express mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC law.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Principles of consolidation (continued)

Consolidation of Variable Interest Entity (continued)

Exclusive Consulting and Services Agreement (continued)

Under the above agreements, the shareholders of ZTO Express irrevocably granted WFOE the power to exercise all voting rights to which they were entitled. In addition, WFOE has the option to acquire all of the equity interests in ZTO Express, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, WFOE is entitled to receive service fees for services provided to ZTO Express.

The Call Option Agreements and Voting Rights Proxy Agreements provide the Company with effective control over the VIE, while the Equity Interest Pledge Agreements secure the obligations of the shareholders of ZTO Express under the relevant agreements. Because the Company, through WFOE, has (i) the power to direct the activities of ZTO Express that most significantly affect the entity's economic performance and (ii) the right to receive substantially all of the benefits from ZTO Express, the Company is deemed the primary beneficiary of ZTO Express. Accordingly, the Company consolidates the ZTO Express's financial results of operations, assets and liabilities in the Group's consolidated financial statements.

The Group believes that the contractual arrangements with the VIE are in compliance with the PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

- revoking the business licenses and/or operating licenses of such entities;

- discontinuing or placing restrictions or onerous conditions on the Group's operation through any transactions between the Company's PRC subsidiaries and consolidated affiliated entities;

- imposing fines, confiscating the income from PRC subsidiaries or consolidated affiliated entities, or imposing other requirements with which such entities may not be able to comply;

- requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with its variable interest entity and deregistering the equity pledges of its variable interest entity, which in turn would affect the Company's ability to consolidate, derive economic interests from, or exert effective control over its variable interest entity, or

- restricting or prohibiting the Company's use of the proceeds from its securities offerings to finance its business and operations in China.

- restricting or prohibiting the Company's future capital raising activities by the China Securities Regulatory Commission.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Principles of consolidation (continued)

Consolidation of Variable Interest Entity (continued)

The amounts and balances of ZTO Express and its subsidiaries (the "VIE") after the elimination of intercompany balances and transactions within the VIE are presented in the following table:

	As of December 31,	
	2022	2023
	RMB	RMB
Assets		
Current assets:		
Cash and cash equivalents	2,752,475	2,808,795
Restricted cash	–	117,324
Accounts receivable, net	621,395	359,207
Financing receivables, net	847,054	955,424
Short-term investment	270,345	548,273
Inventories	28,151	20,405
Advances to suppliers	51,550	82,252
Prepayments and other current assets	1,197,862	2,109,425
Amounts due from related parties [1]	6,580,240	10,579,479
Total current assets	12,349,072	17,580,584
Investments in equity investees	343,692	252,265
Property and equipment, net	5,916,022	5,928,466
Land use rights, net	1,217,531	1,234,585
Operating lease right-of-use assets	706,810	635,647
Goodwill	4,157,111	4,157,111
Deferred tax assets	436,558	300,761
Long-term investment	699,885	500,000
Long-term financing receivables, net	1,128,807	891,191
Other non-current assets	382,449	134,678
TOTAL ASSETS	27,337,937	31,615,288
Liabilities		
Current liabilities:		
Short-term bank borrowings	5,394,423	7,365,990
Accounts payable	1,607,764	1,892,652
Advances from customers	1,355,910	1,709,101
Income tax payable	165,973	198,294
Amounts due to related parties	39,770	197,021
Operating lease liabilities, current	216,799	181,275
Other current liabilities	4,908,777	4,430,580
Total current liabilities	13,689,416	15,974,913
Non-current operating lease liabilities	422,629	424,311
Deferred tax liabilities	92,344	81,971
TOTAL LIABILITIES	14,204,389	16,481,195

(1) Included amounts due from other consolidated subsidiaries of RMB6,554,502 and RMB10,556,052 as of December 31, 2022 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Principles of consolidation (continued)

Consolidation of Variable Interest Entity (continued)

	Year ended December 31,		
	2021	2022	**2023**
	RMB	RMB	**RMB**
Total revenue	29,721,135	31,981,790	**31,276,014**
Net income [1]	1,237,524	2,453,641	**2,003,952**
Net cash provided by (used in) operating activities [2]	976,290	805,413	**(1,261,654)**
Net cash used in investing activities	(877,285)	(1,521,688)	**(536,180)**
Net cash provided by financing activities	55,212	2,537,808	**1,971,478**
Net (decrease) increase in cash and cash equivalents	154,217	1,821,533	**173,644**
Cash and cash equivalents and restricted cash at beginning of year	776,725	930,942	**2,752,475**
Cash and cash equivalents and restricted cash at end of year	930,942	2,752,475	**2,926,119**

(1) Included inter-company transportation fees, service fees and rental fees charged by other consolidated subsidiaries of RMB14,967,293, RMB14,587,084 and RMB13,984,286 for the years ended December 31, 2021, 2022 and 2023, respectively.

(2) Included inter-company operating cash outflow of RMB15,973,616, RMB20,739,098 and RMB17,985,836 to other consolidated subsidiaries for the years ended December 31, 2021, 2022 and 2023, respectively.

After all eliminations of intercompany transactions with other consolidated subsidiaries, the VIE contributed 97.7%, 90.4% and 81.4% of the Group's consolidated revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the VIE accounted for an aggregate of 26.5% and 35.7%, respectively, of the consolidated assets, and 59.1% and 58.5%, respectively, of the consolidated liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Company may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Principles of consolidation (continued)

Consolidation of Variable Interest Entity (continued)

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for paid-in capital, additional paid-in capital and statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its paid-in capital, additional paid-in capital and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 25 for disclosure of restricted net assets.

(c) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and other relevant factors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Foreign currency translation

The Group's reporting currency is Renminbi ("RMB"). The functional currency of the Company and subsidiaries incorporated outside the mainland China is the United States dollar ("US dollar" or "US$") or Hong Kong dollar ("HKD"). The functional currency of all the other subsidiaries and the VIE is RMB.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the consolidated statements of comprehensive income.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB at the average rates of exchange for the year. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders' equity.

(e) Convenience translation

The Group's business is primarily conducted in the PRC and almost all of the Group's revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers outside the PRC. Translations of the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2023 were calculated at the rate of US$1.00=RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

(f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(g) Restricted cash

Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group's customers, which is recorded net of allowance for credit losses.

(i) Short-term and long-term investment

Short-term investment primarily comprises of interest rate swaps, dual currency notes/deposits ("DCN/DCD"), time deposits with maturities between three months and one year, and investments in wealth management products with variable interest rates. Long-term investment comprises of time deposits and investments in wealth management products with maturities more than one year.

DCN/DCD and interest rate swaps purchased by the Group to earn interest and manage foreign currency risks are structured products offered by financial institutions with original maturities less than one year and written foreign exchange options embedded.

The Group classifies its investments as held-to-maturity securities when the Group expects to receive all the principals and has the positive intent and ability to hold them to maturity. The Group elects the fair value option to record all other investments in accordance with ASC 825 Financial Instruments. The fair values of the investments are measured based on market-based redemption prices which are level 2 inputs provided by the selling banks. Changes in fair value of the investments are recorded as gain or loss from fair value changes of financial instruments in the consolidated statements of comprehensive income.

RMB900,000 and RMB1,300,000 of short-term and long-term investments were used as collaterals to issue bank acceptance draft as of December 31, 2022 and 2023, respectively.

The Group utilized a forward-looking CECL model to assess the credit loss of financial instruments measured at amortized cost. Based upon the Group's assessment of various factors, including historical experience, credit quality of the related financial institutions, and other factors that may affect its ability to collect the short-term and long-term investment, the Group determined there were no credit losses for the years ended December 31, 2021, 2022 and 2023.

The Group recorded interest income from the held-to maturity investments of RMB212,713, RMB209,061 and RMB399,689, and gain from fair value changes of investments carried at fair value of RMB40,076, RMB70,437 and RMB186,914 in the consolidated statements of comprehensive income for the years ended December 31, 2021, 2022, and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Foreign exchange options and forward contracts

The Group entered into certain foreign exchange options and forward contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign exchange options and forward contracts are accounted for as derivatives and measured at fair value at each period end. The fair values of foreign exchange options and forward contracts are measured based on market-based redemption prices which are level 2 inputs provided by the bank that sells such foreign exchange options and forward contracts. The changes in fair value are recognized as gain or loss in the consolidated statements of comprehensive income.

Depending on the terms of the specific derivative instruments and market conditions, the Group's derivative instruments may be reflected as assets or liabilities at any particular point in time and recorded within prepayments and other current assets or other current liabilities on the consolidated balance sheets.

The Group recorded a net gain of RMB12,833, a net loss of RMB24,191 and a net loss of RMB22,397 from fair value changes related to foreign exchange options and forward contracts in the consolidated statements of comprehensive income for the year ended December 31, 2021, 2022 and 2023, respectively.

(k) Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)   Fair value (continued)

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The short-term financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, financing receivable, time deposits and wealth management products recorded in short-term investments, amounts due from related parties, other current assets, accounts payable, amounts due to related parties, short-term bank borrowings, notes payable and other current liabilities, except for the financial instruments measured at fair value and presented in the following table, are recorded at costs less credit loss allowance when applicable, which approximate their fair values due to the short-term nature of these financial instruments. The carrying values of non-current restricted cash, long-term financing receivables and long-term investment approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.

The Group measures at fair value its financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

As of December 31, 2022 and 2023, wealth management products, DCN/DCD, interest rate swap and derivative instruments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

Significant Other Observable Inputs (Level 2)

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Short-term investments		
DCN/DCD and interest rate swap	835,896	**299,106**
Wealth management products	4,077,716	**3,279,813**
Long-term investments		
Wealth management products	1,653,276	**69,629**
Derivative liabilities recorded within other current liabilities		
Foreign exchange option contracts	31,155	**44,521**
Foreign exchange forward contracts	1,754	**13,967**

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Fair value (continued)

The Group measures an equity method investment at fair value on a nonrecurring basis when it is deemed to be impaired. The fair value of the investment is determined based on valuation techniques using the best information available, which may include future performance projections, discount rate and other assumptions that are significant to the measurements of fair value. An impairment charge to the investment is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The impairment of equity method investments was nil, RMB4,559 and nil during the years ended December 31, 2021, 2022 and 2023, respectively.

The carrying values of the Group's equity investments without readily determinable fair values are measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. The Group recognized impairment losses of nil, RMB21,769 and nil related to equity investments without readily determinable fair values for the years ended December 31, 2021, 2022 and 2023, respectively (Note 9).

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property, plant, and equipment, right-of-use assets, goodwill and intangible assets and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance, discount rate, and other significant assumptions to the discounted cash flow valuation methodology.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Financing receivables, net

The Group provides financial services to its network partners with credit terms generally ranging from three months to three years. The balances reported in the consolidated balance sheets were at the outstanding principal amount less allowance of credit losses. The accrued interest receivables are also included in financing receivables as of the balance sheet date. The Group developed a forward looking CECL model based on the conditions of collaterals and guarantees for financing receivables, historical experiences, credit quality of the borrowers, current economic conditions and the borrowers' operating results, forecasts of future economic conditions, and other factors that may affect its ability to collect from the borrowers. RMB58,768 and RMB93,185 of allowance of credit losses relating to short-term financing receivables, and RMB40,340 and RMB56,863 relating to long-term financing receivables were recorded as of December 31, 2022 and 2023, respectively. The expected credit loss recognized for financing receivables was RMB19,703, RMB35,515 and RMB50,940 for the years ended December 31, 2021, 2022 and 2023, respectively. Interest income generated from the financing receivables was recorded as revenue in the amounts of RMB183,709, RMB168,395, and RMB146,096 for the years ended December 31, 2021, 2022 and 2023, respectively.

(m) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Lesser of lease term or estimated useful life of 3 years
Furniture, office and electric equipment	3 to 5 years
Machinery and equipment	10 years
Vehicles	5-10 years
Buildings	20 years

(n) Intangible assets

Intangible assets include customer relationship acquired in a business combination which are recognized initially at fair value at the date of acquisition and are carried at cost less accumulated amortization. Amortization of customer relationship is computed using the straight-line method over 10 years. The useful life of customer relationship was estimated to be 10 years based on the nature of the customer base and average attrition rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Investments in equity investees

Investments in equity investees of the Group are comprised of investments in privately-held companies. The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of profits and losses. Equity method adjustments include the Group's proportionate share of investee income or loss, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group's cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group's cumulative equity in the investee's earnings are considered as a return of investment and classified as cash inflows from investing activities. The Group continually reviews equity method investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent rounds of financing. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investment is written down to fair value.

The Group's equity investments without readily determinable fair values, which do not qualify for net asset value ("NAV") practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative in accordance with Accounting Standards Update ("ASU") 2016-01 "Recognition and Measurement of Financial Assets and Liabilities" (the "Measurement Alternative"). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments.

(p) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and significant assumptions such as future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and may differ from actual results. The Group recognizes such asset at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. The Group recorded impairment charges of nil, nil and RMB76,616, related to property and equipment that were expected to be disposed of before the end of their estimated useful lives for the years ended December 31, 2021, 2022 and 2023, respectively. Impairment losses are recorded in other operating income, net in the consolidated statements of comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of net assets of business acquired. Several factors give rise to goodwill in the Group's acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise indicate, goodwill is reviewed annually at December 31 for impairment. In evaluation of goodwill impairment, the Group performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the qualitative assessment, if it is more likely than not that the fair value is less than the carrying amount, the Group performs a quantitative assessment to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized. The impairment test is performed as of year-end or if events or circumstances changes indicate that it is more likely than not that goodwill is impaired.

The Group had two reporting units, the express delivery business and the freight forwarding business, for purposes of allocating and testing goodwill for the years ended December 31, 2021, 2022 and 2023. The Group conducted qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. In assessing the qualitative factors, the Group considered the impact of key factors such as changes in the general economic conditions including the impact of COVID-19, changes in industry and competitive environment, stock price, actual revenue performance compared to previous years, and cash flow projection. Based on the results of the qualitative assessment completed as of December 31, 2021, 2022 and 2023, the Group determined it was not more likely than not that the fair value of each reporting unit was less than its carrying amount. Therefore, no quantitative assessment was performed and no impairment charge was recognized for the years ended December 31, 2021, 2022 and 2023.

(r) Share-based compensation

The Group grants share options, ordinary share units and restricted share units to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718 Compensation – Stock Compensation.

Employees' share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) over the requisite service period, which is the vesting period, net of forfeitures. The Group elects to recognize forfeitures when they occur. When there is a modification of the terms and conditions of an award, the Group measures the pre-modification and post-modification fair value of the share-based awards as of the modification date and recognizes the incremental value and the remaining unrecognized compensation expenses as compensation cost over the remaining service period. The fair values of share option, ordinary share units and restricted share units are determined based on the closing market price of the underlying shares on the grant date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s) Treasury shares

Treasury shares represent ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When treasury stock is retired, treasury stock is reduced by the cost of such stock on the first-in, first-out basis and an excess of repurchase price over par or stated value is allocated between additional paid-in capital and retained earnings.

(t) Revenue recognition

The Group derives revenues from its express delivery services primarily provided to its network partners, including parcel sorting and line-haul transportation, as well as direct express delivery services provided to certain enterprise customers, including vertical e-commerce and traditional merchants, on a much smaller scale, in connection with the delivery of their products to end consumers. The Group also provides freight forwarding services to its customers. Revenues generated from express delivery services and freight forwarding services are recognized over time as the Group performs the services.

Revenues also include sales of accessories, such as portable barcode readers and ZTO-branded packing supplies and apparels. Revenues are recognized when control of the product is transferred to the customer and in an amount the Group expects to earn in exchange for the product.

Disaggregation of revenue

| | Year Ended December 31, | | | | | | |
| | 2021 | | 2022 | | 2023 | | |
	RMB	%	RMB	%	RMB	US$	%
Express delivery services	27,450,922	90.3	32,575,698	92.1	35,488,060	4,998,389	92.4
Freight forwarding services	1,529,601	5.0	1,212,677	3.4	906,802	127,720	2.4
Sale of accessories	1,231,283	4.0	1,384,674	3.9	1,876,624	264,317	4.9
Others	194,033	0.7	203,947	0.6	147,429	20,765	0.3
Total revenues	30,405,839	100.0	35,376,996	100	38,418,915	5,411,191	100.0

Performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the basis of revenue recognition in accordance with U.S. GAAP. The customer generally contracts with the Group for distinct services. Substantially all of the Group's service contracts include only one performance obligation, e.g. the express delivery or freight forwarding services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) Revenue recognition (continued)

Satisfaction of performance obligations

The Group generally recognizes revenue over time as the Group performs the services stipulated in the contract because of the continuous transfer of control to the customer. The customers receive the benefit of the services as the goods are transported from one location to another. That is, if the Group was unable to complete the delivery, the service that was already performed by the Group would not need to be reperformed. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. It normally takes one to seven days for the Group to complete the performance obligation.

Variable consideration

The Group provides customers with certain volume-based incentives in relation to express delivery services, which represent variable considerations and are recorded as reductions to the related revenue. The Group estimates the variable considerations in the most likely amounts it expects to earn. As the incentives are generally determined on a monthly basis, the uncertainty in estimating the variable considerations to be recorded is very limited.

Principal vs. agent considerations

In its express delivery services provided to pickup outlets, the Group utilizes delivery outlets operated by its network partners to perform the dispatching services. The Group only fulfills parcel sorting and line-haul transportation services. U.S. GAAP requires the Group to use a control-model approach to evaluate whether the Group performs services directly to the customers (as a principal) or arranges for services to be provided by another party (as an agent). Based on an evaluation of the control model, the Group has determined that it acts as a principal in providing sorting and line haul transportation services to the pickup outlets as the Group is primarily responsible for the delivery of parcels between sorting hubs and has the ability to control the related services. The Group acts as an agent for dispatching services as it arranges for such services to be provided by the delivery outlets. Therefore, the revenue is recorded net of the dispatching fees paid to the delivery outlets.

The Group also provides express delivery services to certain enterprise customers. According to the contracts with the enterprise customers, the Group is primarily responsible for and has control over the entire delivery process including the dispatching services. Therefore, the Group has determined that it acts as a principal for all the express delivery services provided to enterprise customers and accordingly, has recorded revenue on a gross basis, including the dispatching fees paid to the delivery outlets.

Contract assets and liabilities

Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2022 and 2023.

Contract liabilities consist of advance payments, which were recorded in advances from customers and not material as of December 31, 2022 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) Revenue recognition (continued)

Practical expedients and exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Group recognizes revenues at the amount which it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

(u) Cost of revenues

Cost of revenues mainly consists of the following:

- line-haul transportation costs, including payments to outsourced transportation companies, as well as costs associated with the Group's own transportation infrastructure, including labor costs of truck drivers, depreciation of self-owned trucks, airfare cost, fuel cost, and road toll,

- operating costs for the ZTO delivery IT platform,

- cost of hub operations, such as operators' labor costs and depreciation and lease costs,

- cost of accessories including portable barcode readers, thermal papers and packaging materials, and

- cost of freight forwarding services, including cost of line-haul transportation and cargo handling costs.

(v) Income taxes

The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w) Comprehensive income

Comprehensive income is defined to include all changes in equity from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group's comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

(x) Leased assets

As a lessee

The Group leases office space, sorting hubs and warehouse facilities in different cities in the PRC under operating leases.

Under ASU No. 2016-02 "Leases" (ASC 842), the Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use ("ROU") assets on its consolidated balance sheets at the lease commencement. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which was computed using the Group's incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Group measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Group. After considering the factors that create an economic incentive, the Group does not include renewal option periods in the lease term for which it is not reasonably certain to exercise. The carrying amount of lease liabilities is remeasured if there is a modification, e.g. a change in the lease term or a change in the in-substance fixed lease payments.

The Group determines its land use right agreements contain operating leases of land under ASC 842. However, this determination does not result in any changes to the accounting for land use rights as the cost for land use rights are fully prepaid and no liabilities would be recorded.

As a lessor

The Group's lessor arrangements include operating leases of land and buildings to its network partners. The Group recognizes the underlying assets and records the lease payments as income over the lease term on a straight-line basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(y) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, financing receivables, short-term investment, advances to suppliers, prepayments and other current assets, long-term investment and long-term financing receivables. The Group places its cash and cash equivalents, short-term investment and long-term investment with reputable financial institutions. Accounts receivable primarily comprise amounts receivable from enterprise customers. Financing receivables primarily comprise financing receivables from network partners. The Group performs on-going credit evaluations of the financial condition of its counter parties and establishes an allowance for credit losses estimated based on factors surrounding the credit risk of specific entities and other relevant information. The allowance amounts were immaterial for all the periods presented.

(z) Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method). Ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive.

On October 27, 2016, the Company's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company's authorized share capital were reclassified and redesignated into Class A ordinary shares and Class B ordinary shares. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impact to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(aa) Recently Issued Accounting Pronouncement

On November 27, 2023, the FASB issued ASU 2023-07 to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Group does not expect the adoption of this ASU to have a material impact on the consolidated financial statements and related disclosures.

On December 14, 2023, the FASB issued ASU 2023-09 to improve its income tax disclosure requirements. Under the ASU, PBEs (public business entities) must annually "(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). The ASU's amendments are effective for PBEs for annual periods beginning after December 15, 2024. For entities other than PBEs, the amendments are effective for annual periods beginning after December 15, 2025. The Group does not expect the adoption of this ASU to have a material impact on the consolidated financial statements and related disclosures.

(ab) Auditors' remuneration

Auditors' remuneration is recorded under Selling, general and administrative. A breakdown of the remuneration by categories for the years ended December 31, 2022 and 2023 is set out below:

	Year Ended December 31,	
	2022	**2023**
	RMB	**RMB**
Audit fees and audit-related fees	18,840	**18,640**
Tax and other fees	944	**920**

"Audit fees" means the aggregate fees billed for professional services rendered for the audit of annual financial statements, the review of interim financial statements and the review of financial statements for the six months ended June 30, 2022 in connection with the issuance of convertible senior notes. "Audit-related fees" are fees billed for assurance and related services that are reasonably related to the performance of the audit and review of the Group's financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

3.   ACCOUNTS RECEIVABLE, NET

	As of December 31,	
	2022	2023
	RMB	RMB
Accounts receivable, gross	941,971	613,541
Less: Allowance for credit losses	(123,003)	(40,983)
Total	818,968	572,558

The following is an analysis of accounts receivables by age, presented based on the invoice date, which approximated the revenue recognition date.

	As of December 31,	
	2022	2023
	RMB	RMB
Within 6 months	645,512	450,769
Between 6 months and 1 year	92,802	57,615
Between 1 year and 2 years	79,262	49,726
More than 2 years	124,395	55,431
Accounts receivable, gross	941,971	613,541

4.   PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,	
	2022	2023
	RMB	RMB
Input value added tax ("VAT")	2,296,167	2,704,180
Prepaid expenses	119,935	102,438
Accrued interest income	199,686	135,096
Deposits	130,731	104,408
Others	399,859	726,255
Total	3,146,378	3,772,377

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,	
	2022	2023
	RMB	RMB
Buildings	14,995,857	21,731,960
Machinery and equipment	7,328,207	8,861,939
Leasehold improvements	923,285	1,085,101
Vehicles	6,101,948	5,642,905
Furniture, office and electric equipment	850,836	922,797
Construction in progress	7,372,605	4,929,745
Total	37,572,738	43,174,447
Accumulated depreciation	(8,759,534)	(10,916,806)
Impairment	–	(76,616)
Property and equipment, net	28,813,204	32,181,025

Depreciation expenses were RMB2,102,310, RMB2,540,899 and RMB2,740,819 for the years ended December 31, 2021, 2022 and 2023, respectively.

The Group recorded impairment charges of nil, nil and RMB76,616, related to property and equipment that were expected to be disposed of before the end of their estimated useful lives for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, the title certificates for certain buildings of the Group with an aggregate net book value of approximately RMB4,909,234 and RMB3,024,988, respectively, had not been obtained.

6. LAND USE RIGHTS, NET

There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use rights are amortized using the straight-line method over the lease term of around 50 years or less. The weighted average remaining lease term is 44 and 43 years as of December 31, 2022 and 2023 respectively.

	As of December 31,	
	2022	2023
	RMB	RMB
Cost	5,922,514	6,244,857
Less: Accumulated amortization	(479,563)	(607,756)
Land use rights, net	5,442,951	5,637,101

Amortization expenses for land use rights were RMB113,260, RMB123,450 and RMB128,193 for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, the title certificates for certain land use rights of the Group with carrying value of approximately RMB103,453 and RMB89,295, respectively, had not been obtained.

(Amounts in thousands, except for share and per share data, unless otherwise stated)

7. OPERATING LEASES

1) Lease as lessee

The Group leases office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through October 2037. During the three years ended December 31, 2021, 2022 and 2023, the Group incurred rental expenses related to fixed operating lease costs amounting to RMB388,450, RMB370,385 and RMB348,878, respectively. No variable lease cost existed.

Supplemental information related to leases within the consolidated balance sheets are as follows:

	As of December 31, 2022 RMB	**As of December 31, 2023 RMB**
Operating lease right-of-use assets	808,506	**672,193**
Current operating lease liabilities	229,718	**186,253**
Non-current operating lease liabilities	510,349	**455,879**
Total operating lease liabilities	740,067	**642,132**
Weighted average remaining lease term (in years)	5	**5**
Weighted average discount rate	4.31%	**4.28%**

Supplemental cash flow information related to leases for the years ended December 31, 2022 and 2023 are as follows:

	Year ended December 31, 2022 RMB	**Year ended December 31, 2023 RMB**
Cash paid for amounts included in measurement of liabilities:		
Operating cash flows from operating leases	348,672	**294,069**
Right-of-use assets obtained in exchange for lease liabilities:		
Operating leases	291,000	**312,574**
Right-of-use assets decreased due to lease modifications:		
Operating leases	44,797	**55,391**
Right-of-use assets decreased due to disposal of subsidiary:		
Operating leases	–	**80,923**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

7. OPERATING LEASES (continued)

1) Lease as lessee (continued)

The following is a maturity analysis of the annual undiscounted cash flows as of December 31, 2022 and December 31, 2023:

	As of December 31, 2022 RMB	As of December 31, 2023 RMB
Within one year	227,647	207,712
Within a period of more than one year but not more than two years	179,784	148,891
Within a period of more than two years but not more than three years	133,299	116,488
Within a period of more than three years but not more than four years	118,142	66,457
Within a period of more than four years but not more than five years	47,397	52,571
More than five years	125,054	122,757
Total lease commitment	831,323	714,876
Less: Imputed interest	91,256	72,744
Total operating lease liabilities	740,067	642,132
Less: Current operating lease liabilities	229,718	186,253
Long-term operating lease liabilities	510,349	455,879

Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 6 for separate disclosures related to land use right.

2) Lease as lessor

The Group rents land and buildings to network partners under non-cancellable operating lease agreements that expire at various dates through September 2037. All of the Group's leasing arrangements as lessor are classified as operating leases. Rental income is recognized on a straight-line basis over the rental period. During the years ended December 31, 2021, 2022 and 2023, the Group recorded rental income amounting to RMB128,074, RMB178,761 and RMB291,693, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

8. GOODWILL

The carrying amount of goodwill by reporting units as of December 31, 2022 and 2023 are as follows:

	Express Delivery RMB	Freight Forwarding RMB	Total Amount RMB
Balance at December 31, 2022 and 2023	4,157,111	84,430	4,241,541

9. INVESTMENTS IN EQUITY INVESTEES

The Group's investments in equity investees comprise the following:

	As of December 31,	
	2022 RMB	2023 RMB
Investments accounted for under equity method:		
ZTO Supply Chain Management Co., Ltd. ("ZTO LTL") [1]	152,549	205,827
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. ("ZTO YL") [2]	51,420	35,959
Tonglu Antong Management LLP ("Antong") [3]	146,051	117,995
Others	220,336	171,476
Total investments accounted for under the equity method	570,356	531,257
Investments accounted for as equity investments without readily determinable fair values:		
Cai Niao Smart Logistics Network Limited ("Cai Niao") [4]	1,116,085	1,143,797
Zhejiang Yizhan Network Technology Co., Ltd. ("Cainiao Post") [4]	1,075,000	1,075,000
Zhijiang New Industries Limited ("ZJ New Industries") [4]	500,000	–
ZTO Supply Chain Management Co., Ltd. ("ZTO LTL") [1]	578,105	582,526
Others	110,998	122,539
Total investments accounted for equity investments without readily determinable fair values	3,380,188	2,923,862
Total investments in equity investees	3,950,544	3,455,119

(1) ZTO LTL

ZTO LTL is engaged in provision of less-than-truckload transportation services in China. The Group obtained significant influence over ZTO LTL through owning 18% equity interest in common stock of ZTO LTL at a total consideration of US$14,017 (RMB99,519), which is accounted for using the equity method. The Group also invested US$83,817 (RMB582,526) in preferred stock of ZTO LTL, which is accounted for under the Measurement Alternative as the underlying preferred shares are not considered in-substance common stock and have no readily determinable fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

9. INVESTMENTS IN EQUITY INVESTEES (continued)

(2) ZTO YL

The Group obtained significant influence over ZTO YL through owning 18% equity interest of ZTO YL at a total consideration of RMB90,000, which is accounted for using the equity method.

(3) Antong

In 2021 and 2022, the Group invested RMB70,000 and RMB49,000 in Tonglu Antong Management LLP, respectively. As a limited partner, the Group has ability to exercise significant influence over operating activities of Antong but doesn't have controlling financial interest in it. Therefore, the investment is accounted for using the equity method.

(4) Investments accounted for as equity investments without readily determinable fair values

The Group obtained 1% equity interest of Cai Niao, which provides a platform that connects with a network of logistics providers through a proprietary logistics information system and facilitates the delivery of packages across the PRC. The Group doesn't have significant influence over the investee, therefore, accounts for the investment as an equity investment without readily determinable fair values.

In May 2018, the Group entered into a subscription and contribution agreement with four other leading express delivery companies in the PRC, to obtain 15% equity interest in Cainiao Post, Cai Niao's network of last-mile delivery stations, in an amount of RMB1,075,000. As of December 31, 2022 and 2023, the Group held 13.75% and 13.75% equity interest in Cainiao Post, respectively. Since the Group doesn't have significant influence over Cainiao Post, this investment is accounted for as an equity investment without readily determinable fair values.

In October 2018, the Group entered into an investment agreement with several investment corporations to establish a new investment company, named ZJ New Industries and obtained 2% equity interest in ZJ New Industries at a total consideration of RMB500,000. For the year ended December 31, 2023, the Group disposed its 2% equity interest in ZJ New Industries at a cash consideration of RMB507,032, resulting in a disposal gain of RMB7,032.

The Group recognized impairment losses totaling nil, RMB26,328, and nil related to equity investments for the years ended December 31,2021, 2022 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

10. INTANGIBLE ASSETS, NET

| | As of December 31, | |
| | 2022 | 2023 |
	RMB	RMB
Customer relationships	61,973	61,973
Less: accumulated amortization	(32,536)	(38,733)
Customer relationships, net	29,437	23,240

Amortization expenses for customer relationships acquired through the business combination of COE Business were RMB6,198, RMB6,197 and RMB6,197 for the years ended December 31, 2021, 2022 and 2023, respectively.

The estimated amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

| | Years ended December 31, |
	RMB
2023	6,197
2024	6,197
2025	6,197
2026	4,649
Total	23,240

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

11. ACCOUNTS PAYABLE AND NOTES PAYABLE

Accounts payable and notes payable consist of the following:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Accounts payable	2,202,692	**2,557,010**
Notes payable	200,000	**–**
Total trade payable	2,402,692	**2,557,010**

An aging analysis of the accounts payable and notes payable as of December 31, 2022 and December 31, 2023, based on the invoice date or inception date at the end of the reporting period, is as follows:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Within 6 months	2,178,737	**2,548,617**
Between 6 months and 1 year	218,179	**4,789**
Between 1 year and 2 years	2,728	**1,366**
More than 2 years	3,048	**2,238**
Total	2,402,692	**2,557,010**

(Amounts in thousands, except for share and per share data, unless otherwise stated)

12. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Payables related to property and equipment	1,874,562	**1,908,520**
Deposits from network partners (1)	1,479,027	**1,550,463**
Salary and welfare payable	1,179,917	**1,231,320**
Payables to individual couriers (2)	779,481	**1,000,069**
Accrued expenses	345,468	**364,746**
Others	1,066,288	**1,181,598**
Total	6,724,743	**7,236,716**

(1) Deposits from network partners represent the waybill deposits collected from the pickup outlets operated by network partners. The deposits will be refunded when the parcels are delivered to the recipients.

(2) Payables to individual couriers represent the amount to be paid by the Group to individual couriers on behalf of its network partners for their last mile dispatch.

13. SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consist of the following:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
The PRC domestic commercial banks	5,394,423	**7,765,990**

The weighted average interest rates on short-term bank borrowings as of December 31, 2022 and 2023 were 2.04% and 1.62%, respectively. Certain borrowings are subject to financial covenants such as asset-liability ratio less than 65% and current ratio not less than 0.8. As of December 31, 2023, the Group was in compliance with the financial covenants. The borrowings are repayable within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

14. CONVERTIBLE SENIOR NOTES

On August 29, 2022, the Company issued US$1,000,000 of Convertible Senior Notes ("the Notes"). The Notes will mature on September 1, 2027 and bear interest at a rate of 1.5% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023.

Holders of the Notes have the option to convert the Notes, in integral multiples of US$1 principal amount, at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. The Notes can be converted into the Company's ADSs at an initial conversion rate of 31.6296 of the Company's ADSs per US$1 principal amount of the Notes (equivalent to an initial conversion price of US$31.62 per ADS). The conversion rate is subject to customary adjustments upon the occurrence of certain events, such as the payment of dividends. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its selection.

The holders may require the Company to repurchase for cash all or part of the Notes on September 2, 2025 (the " repurchase date") at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date.

The Company did not identify any embedded features that are subject to separate accounting. The conversion option meets the scope exception for derivative accounting as it is indexed to the Company's own stock and classified in stockholders' equity. Other embedded features including the mandatory redemption feature and the contingent put option upon tax events or fundamental changes are considered clearly and closely related to the debt host with no separate accounting required.

Therefore, the Group accounted for the Notes as a single liability under convertible senior note, non-current. Issuance costs related to the Notes were recorded in consolidated balance sheet as a direct deduction from the principal amount of the Notes, and the discount caused by issuance cost is amortized over the period from August 29, 2022, the date of issuance, to September 2, 2025, the first put date of the Notes, using the effective interest method.

On August 29, 2022, the Group recorded the convertible senior notes as a long-term liability at face value (RMB6,910,000 or US$1,000,000) net of issuance costs (RMB121,588 or US$17,596).

Capped Call Options

In connection with the Notes, the Company entered into privately-negotiated capped call transactions indexed to its own ordinary shares with certain financial institutions based on the total offering US$1,000,000 of Convertible Senior Notes to reduce the potential dilution to existing shareholders of the Company upon conversion of the Notes. The cap price of the capped call transactions is initially US$36.48 per ADS, and is subject to adjustment under the terms of the capped call transactions. The total premium paid by the Company for the capped call options was RMB373,139 (equivalently US$54,000). The capped call options are classified as stockholders' equity and carried at the acquisition cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

15. INCOME TAX

Under the current laws of the Cayman Islands, the Company is incorporated in the Cayman Islands and not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the current laws of the BVI, the Company's subsidiary incorporated in BVI is not subject to tax.

Under the current Hong Kong Inland Revenue Ordinance, the Company's subsidiaries domiciled in Hong Kong have applied a two-tiered profits tax rate regime. The profits tax rate for the first HK$2 million of profits of corporations is 8.25%, while profits above that amount is subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), the Company's subsidiaries domiciled in the PRC are subject to statutory rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they qualify as "high and new technology enterprises," or HNTEs, or if they are located in applicable PRC regions including Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone or regions as specified in the Catalogue of Encouraged Industries in Western Regions (effective till 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations.

WFOE is qualified for HNTE status and therefore eligible for a preferential income tax rate of 15% for the years ended December 31, 2021, 2022 and 2023. In addition, WFOE applied for the Key Software Enterprise status in early 2023. After the approval by the relevant tax authority in 2023, WFOE was entitled to a preferential tax rate of 10% retroactively for the year ended December 31, 2022.

Four, three and six of the Company's subsidiaries are qualified enterprises within the Catalog of Encouraged Industries in the Western Region and therefore eligible for the 15% preferential income tax rate for the years ended December 31, 2021, 2022 and 2023. The preferential income tax rate will expire in December 2030.

According to Caishui (2021) No. 30, Shenzhen Dayu International Logistics Co., Ltd, established in Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, is entitled to a preferential tax rate of 15% until December 31, 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

15. INCOME TAX (continued)

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income, which were substantially attributable to the Company's subsidiaries are as follows:

	Year ended December 31,		
	2021 RMB	2022 RMB	2023 RMB
Current tax expenses	1,197,542	1,388,714	1,780,818
Deferred tax expenses (benefits)	(192,091)	244,616	157,782
Total	1,005,451	1,633,330	1,938,600

The Group's effective tax rate for the years ended December 31, 2021, 2022 and 2023 were 17.52%, 19.71% and 18.14%, respectively.

Reconciliations of the differences between the PRC statutory income tax rate and the Group's effective income tax rate for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year ended December 31,		
	2021 RMB	2022 RMB	2023 RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Preferential tax rates	(6.45)%	(4.29)%	(7.22)%
Research & development super deduction	(2.66)%	(2.42)%	(1.05)%
Non-deductible expenses	1.57%	0.66%	0.82%
Different tax rates of operations in other jurisdictions	(0.07)%	0.40%	0.36%
Valuation allowance on deferred tax assets	0.09%	0.10%	0.03%
True up [1]	0.04%	0.25%	(1.69)%
Withholding tax on the earnings distributed	–	–	1.89%
Others	0.00%	0.01%	0.00%
Total	17.52%	19.71%	18.14%

Note (1): WFOE applied for the Key Software Enterprise status in early 2023. After the approval by the relevant tax authority in 2023, WFOE was entitled to a preferential tax rate of 10% retroactively for the year ended December 31, 2022, resulting in an income tax expense decrease of RMB207,142 for the year ended December 31, 2023.

The effect of the tax holiday on the income per share is as follows:

	As of December 31,		
	2021 RMB	2022 RMB	2023 RMB
Tax saving amount due to preferential tax rates	370,178	355,489	978,866
Income per share effect – basic	0.45	0.44	1.21
Income per share effect – diluted	0.45	0.43	1.17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

15.   INCOME TAX (continued)

The principal components of the Group's deferred income tax assets and liabilities as of December 31, 2022 and 2023 are as follows:

	As of December 31,	
	2022	2023
	RMB	RMB
Deferred tax assets:		
Accrued payroll and expense	188,826	206,180
Net loss carryforward	362,443	386,749
Financial subsidy	15,790	20,009
Depreciation for property and equipment	137,440	179,774
Unrealized gain from intragroup transactions	28,986	20,545
Provision for allowance for credit losses	58,076	121,898
Deferred tax assets in subtotal	791,561	935,155
Valuation allowance on deferred tax assets	(41,464)	(55,383)
Total deferred tax assets	750,097	879,772
Deferred tax liabilities:		
Difference in basis of land use rights	(134,928)	(131,412)
Difference in basis of property and equipment	(205,763)	(299,529)
Difference in basis of intangible assets	(4,881)	(3,859)
Unrealized investment gain	(900)	(900)
Dividend withholding tax	–	(202,500)
Total deferred tax liabilities	(346,472)	(638,200)

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, and the history of operating loss or tax credit carryforwards expiring unused. As of December 31, 2022 and 2023, valuation allowance of RMB41,464 and RMB55,383 were provided, respectively.

As of December 31, 2023, the Group had total tax loss carryforward in subsidiaries of RMB1,652,821. The tax loss carryforward of the Company's PRC subsidiaries and VIE were RMB1,371,801 as of December 31, 2023 which will expire from 2024 to 2028 if not used.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

15. INCOME TAX (continued)

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that nonresident legal entities will be considered the PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

According to the PRC Tax Administration and Collection Law, and Implementing Rules of the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2023, the Group is subject to examination of the PRC tax authorities.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability is recognized for the undistributed profits of the PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely.

Prior to 2023, the Group intended to indefinitely reinvest the undistributed profits of the Company's PRC subsidiaries. Referring to Note 26, the board of directors of ZTO approved a dividend of US$0.62 per ADS for 2023. To execute the dividend plan, the board of WFOE has approved to distribute cash dividends to ZTO Express (Hong Kong) Limited, and the Group recorded a deferred tax liability of RMB202,500 as of December 31, 2023 accordingly. The remaining undistributed profits of the Company's PRC subsidiaries would be indefinitely reinvested.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic entity. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIE given that the Group will ultimately use the means.

Aggregate undistributed earnings of the Company's PRC subsidiaries and VIE that are available for distribution were RMB28,504,400 and RMB35,533,419 as of December 31, 2022 and 2023 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

16. SHARE-BASED COMPENSATION

Employee Share Holding Platform

In June 2016, the Company established an employee share holding platform (the "Share Holding Platform"). ZTO ES, a BVI company was established as a holding vehicle for the Company's Share Holding Platform. Four limited liability partnerships ("LLPs") were established in the PRC as the shareholders of ZTO ES. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees.

On June 28, 2016, the Company issued 16 million ordinary shares to ZTO ES. All shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. The recipient of limited partnership interests is entitled to indirectly all of the economic rights associated with the underlying ordinary shares of the Company and accordingly, at the direction of the employee, ZTO ES will sell the Company's ordinary shares held in connection with the limited partnership interest owned by the employee, and remit the proceeds to the employee. The other shareholder's rights associated with the Company's ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Company referred to these limited partner's partnership interests as ordinary share units and five ordinary share units correspond to the indirect economic interest in one ordinary share of the Company.

In March 2021, 2022 and 2023, 3,178,835, 3,934,355 and 4,386,320 ordinary share units corresponding to 635,767, 786,871 and 877,264 Company's ordinary shares were granted to certain officers and employees, respectively. The consideration was nil for each of three years. These share awards vested immediately upon grant. The Group recorded the share-based compensation of RMB135,778, RMB109,614, and RMB158,278 based on the market price at US$32.83, US$21.87 and US$26.27 of ordinary shares on the respective grant dates, in selling, general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2021, 2022 and 2023, respectively.

2016 Plan

In June 2016, the Board also approved the 2016 plan in order to provide appropriate incentives to directors, executive officers and other employees of the Group. The 2016 Plan were amended and restated in September 2016, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be determined by the Board.

With effect from May 1, 2023, the Company will no longer further increase the scheme limit of the 2016 Plan for the remaining term of the 2016 Plan, and the scheme limit of the 2016 Plan will be capped at the existing size of the share award pool as at December 31, 2022, i.e. 21,000,000 shares; options and awards under the 2016 Plan will be satisfied by the existing shares of the Company issued and reserved for the administration of the 2016 Plan and no new shares will be issued for the share award grants made or to be made pursuant to the 2016 Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

16. SHARE-BASED COMPENSATION (continued)

Restricted share units ("RSUs")

In March 2021, 2022 and 2023, the Group granted 525,595, 497,956 and 535,955 RSUs at par value to certain director, executive offices and employees pursuant to the 2016 Plan, respectively. These grants vested immediately upon grant. The Group recorded the share-based compensation of RMB112,249, RMB69,366, and RMB96,698 based on the market price of ordinary shares at US$32.83, US$21.87 and US$26.27 on the respective grant dates in selling, general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2021, 2022 and 2023, respectively.

17. ORDINARY SHARES

As disclosed in Note 16, on June 28, 2016, 16 million ordinary shares of the Company were issued to ZTO ES to establish a reserve pool for future issuance of equity share incentive to the Group's employees. All shareholder rights of these 16 million ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding ordinary share units are transferred to the employees. While the ordinary shares were legally issued to ZTO ES, ZTO ES does not have any of the rights associated with the ordinary shares. As such the Company accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Company, which occurs when Ordinary Shares Units are awarded to the employees. 6,024,675 and 5,147,411 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2022 and 2023, respectively.

On September 29, 2020, the Company successfully listed on the Main Board of the Hong Kong Stock Exchange with a global offering of 51,750,000 Class A ordinary shares (including the exercise of the over-allotment option on October 22, 2020) at a public offering price of HK$218.00. The Company received net proceeds of RMB9,763.8 million from this offering after deducting RMB79.2 million of underwriting commissions and discounts and RMB77.4 million of the offering expenses payable by the Company. The Hong Kong-listed shares are fully fungible with the Company's American depositary shares (ADSs) listed on the New York Stock Exchange (one ADS representing one Class A ordinary share).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

18.   EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,		
	2021	2022	2023
	RMB	RMB	RMB
Numerator:			
Net income attributable to ordinary shareholders – basic	4,754,827	6,809,056	**8,749,004**
Plus: Interest expense of convertible senior notes	–	45,809	**145,451**
Net income attributable to ordinary shareholders – diluted	4,754,827	6,854,865	**8,894,455**
Shares (Denominator):			
Weight average ordinary shares outstanding – basic	819,961,265	809,442,862	**807,739,616**
Plus:			
Dilutive effect of convertible senior notes	–	10,830,669	**31,209,067**
Weight average ordinary shares outstanding – diluted	819,961,265	820,273,531	**838,948,683**
Earnings per share – basic	5.80	8.41	**10.83**
Earnings per share – diluted	5.80	8.36	**10.60**

6,811,546, 6,024,675 and 5,147,411 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2021, 2022 and 2023, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

19.   RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Tonglu Tongze Logistics Ltd. and its subsidiaries	Majority equity interests held by the employees of the Group
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	The Group's equity investee
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	The Group's equity investee
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	The Group's equity investee
Zhejiang Tongyu Intelligent Industry Development Co., Ltd.	The Group's equity investee
Tonglu Antong Management LLP	The Group's equity investee
Shanghai Mingyu Barcode Technology Ltd. and its subsidiaries	Controlled by brother of chairman of the Company
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	Controlled by chairman of the Company
Mr. Jianchang Lai	Director and Vice President of Operations
Mr. Jilei Wang	Director and Vice President of Infrastructure Management
Mr. Du Wang	Immediate families of Director and Vice President

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

19. RELATED PARTY TRANSACTIONS (continued)

(a) The Group entered into the following transactions with its related parties:

Transactions	Year ended December 31,		
	2021	2022	2023
	RMB	RMB	RMB
Revenues:			
Express delivery service revenue derived from Tonglu Antong Management LLP and its subsidiaries	38,202	694,758	253,948
Express delivery service revenue from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	68,716	291,584	274,256
Others	5,224	51,662	66,655
Total	112,142	1,038,004	594,859
Cost of revenues:			
Transportation service fees paid to ZTO Supply Chain Management Co., Ltd. and its subsidiaries	56,624	459,013	862,944
Freight services agency fees paid to Zhongtong Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	5,853	56,325	119,005
Purchases of supplies from Shanghai Mingyu Barcode Technology Ltd.	235,808	237,252	330,190
Others	103,669	44,666	39,838
Total	401,954	797,256	1,351,977
Other operating income:			
Property leasing income from ZTO Supply Chain Management Co., Ltd. and its subsidiaries	29,688	45,876	45,896
Property leasing income from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	33,390	53,115	64,722
Others	8,453	20,677	18,918
Total	71,531	119,668	129,536
Other income:			
Interest income related to loan receivables from Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	39,000	33,962	33,046
Others	2,435	8,071	10,382
Total	41,435	42,033	43,428

(Amounts in thousands, except for share and per share data, unless otherwise stated)

19. RELATED PARTY TRANSACTIONS (continued)

(a) The Group entered into the following transactions with its related parties: (continued)

In October and December 2021, the Group acquired 20.77% equity interest in certain subsidiaries from Mr. Jianchang Lai at a cash consideration of RMB103,728. The difference between the consideration and the carrying amount of ownership interest obtained was RMB29,799 recorded in additional paid-in capital.

In December 2021, the Group sold its 100% shares in Zhejiang Xinglian Air Cargo Co., Ltd. to Zhongtong Yunleng Network Technology (Zhejiang) Co., Ltd. at a cash consideration of RMB177,297. The Group recognized loss of RMB2,532 on the disposal of Zhejiang Xinglian.

In 2021, the Group purchased trucks from Tonglu Tongze Logistics Ltd. and its subsidiaries at an aggregate price of RMB53,868.

In January 2022, the Group acquired 10% equity interest in a subsidiary from Mr. Du Wang at a cash consideration of RMB39,128. The difference between the consideration and the carrying amount of non-controlling interests as of the acquisition date was RMB5,060 and recorded in additional paid-in capital.

In September 2022, the Group sold its 100% equity interest in Jinhua Zhongrui Freight Forwarding Co., Ltd to ZTO Supply Chain Management Co., Ltd. at a cash consideration of RMB291,400, resulting in a gain of RMB60,514.

In December 2022, the Group acquired 82% equity interests of Tuxi Technology Co., Ltd from certain related parties and third parties shareholders at a total cash consideration of RMB98,533, which approximately equals to the fair value of net assets acquired.

(b) The Group had the following balances with its related parties:

	As of December 31,	
	2022	**2023**
	RMB	**RMB**
Amounts due to related parties		
Shanghai Mingyu Barcode Technology Ltd.	20,249	**28,924**
Tonglu Antong Management LLP and its subsidiaries	28,887	**–**
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	–	**149,495**
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	–	**16,415**
Zhongtong Yunleng Network Technology (Zhejiang) Co., LTD and its subsidiaries	–	**14,988**
Others	2	**24,861**
Total	49,138	**234,683**

Amounts due to related parties consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2022 and 2023, respectively. Trade related amounts due to related parties are normally settled within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

19. RELATED PARTY TRANSACTIONS (continued)

(b) The Group had the following balances with its related parties: (continued)

	As of December 31,	
	2022	2023
	RMB	RMB
Amounts due from related parties		
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries [1]	55,061	72,377
ZTO Supply Chain Management Co., Ltd. [2]	101,432	69,881
Zhongtong Yunleng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	53,504	1,169
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. [3]	75,000	–
Others	29,486	4,640
Total	314,483	148,067
Amounts due from related parties-non current		
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. [3]	500,000	502,083
Zhejiang Tongyu Intelligent Industry Development Co., Ltd. [4]	77,140	82,180
Total	577,140	584,263

Notes:

(1) The amount comprised the three-month factoring loan to this related party with 6.96% annualized interest rate, accounts receivable generated from the express delivery service provided by the Group and other receivables generated from the property leasing service provided by the Group. The balance of loan was RMB12,500 and RMB33,040 as of December 31, 2022 and 2023, respectively.

(2) The amount comprised the three-to-nine-month factoring loan to this related party and its subsidiaries with 6.96% annualized interest rate and other receivables generated from the property leasing service provided by the Group. The balance of loan was RMB109,980 and RMB66,860 as of December 31, 2022 and 2023, respectively.

(3) The amount comprised a loan to this related party with 5.0% annualized interest rate for a term of 36 months from December 4, 2023 to December 3, 2026. This loan is an extension of the original three-year loan with 7.2% annualized interest rate. Mr. Jilei Wang, the Director of the Company, is the guarantor of this extended loan. The balance of principal was RMB500,000 as of December 31, 2022 and 2023 and interest receivable was RMB75,000 and RMB2,083 as of December 31, 2022 and 2023, respectively.

(4) The amount comprised a three-year loan to this related party with 7.2% annualized interest rate. The balance of principal was RMB70,000 as of December 31, 2022 and 2023.

Trade related amounts due from related parties are normally settled within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

20. COMMITMENTS AND CONTINGENCIES CAPITAL COMMITMENTS

The Group's capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB5,201,385 and RMB4,593,606 as of December 31, 2022, and 2023, respectively. All of these capital commitments will be fulfilled in the following years based on the construction progress.

Investment commitments

The Group is committed to make further capital injection into certain investments in equity investees. Such investment commitment amounted to approximately RMB25,610 and RMB20,200 as of December 31,2022 and 2023, respectively.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

The Group has not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations, but the Group has recorded accruals for the estimated underpaid amounts in the consolidated financial statements. However, the Group has not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the consolidated financial statements as the Group believes it would be unlikely that the relevant PRC government authorities will impose any significant interests or penalties.

21. REPURCHASE OF ORDINARY SHARES

The board of directors has approved its share repurchase program in November 2018 and made subsequent modifications. On March 31, 2021, the board of directors approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. The Company funded the repurchases out of its existing cash balance. As of December 31, 2021, the Company purchased an aggregate of 36,074,242 ADSs at an average purchase price of US$25.21, including repurchase commissions, which had been fully paid as of December 31, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

21. REPURCHASE OF ORDINARY SHARES (continued)

On November 17, 2022, the board of directors approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024. The Company funded the repurchases out of its existing cash balance. As of December 31, 2023, the Company purchased an aggregate of 42,501,325 ADSs at an average purchase price of US$25.01, including repurchase commissions, which had been fully paid as of December 31, 2023.

22. DIVIDENDS

On March 16, 2021, a dividend in respect of the year ended December 31, 2020 of US$0.25 per ordinary share, in an aggregate amount of US$206,782 (RMB1,345,157), had been approved by the board of directors of the Company.

On March 15, 2022, a dividend in respect of the year ended December 31, 2021 of US$0.25 per ordinary share, in an aggregate amount of US$202,433 (RMB1,289,418), had been approved by the board of directors of the Company.

On March 14, 2023, a dividend in respect of the year ended December 31, 2022 of US$0.37 per ordinary share, in an aggregate amount of US$299,319 (RMB2,055,723), had been approved by the board of directors of the Company.

For the years ended December 31, 2021, 2022 and 2023, dividends of US$212,467 (RMB1,353,969), US$191,847 (RMB1,323,205) and US$291,907 (RMB2,072,509) were paid to shareholders of record as of designated record dates.

23. EMPLOYEE BENEFIT PLANS

The Company's PRC subsidiaries are required by law to contribute a certain percentage of applicable salaries for retirement benefits, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance, and housing provident fund for full time employees. The Group contributed RMB379,168, RMB403,621 and RMB444,719 for the years ended December 31, 2021, 2022 and 2023, respectively, for such benefits and has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the medical benefits and ultimate liability to those employees. There is no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions.

24. SEGMENT INFORMATION

The Company's Chief Executive Officer, who has been identified as the chief operating decision maker ("CODM"), reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment.

Substantially all of the Group's revenues for the years ended December 31, 2021, 2022 and 2023 were generated from the PRC. As of December 31, 2022 and 2023, the majority of the long-lived assets of the Group are located in the PRC, and therefore no geographical segments are presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

25. RESTRICTED NET ASSETS

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises and local enterprises, the Company's entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

The PRC laws and regulations permit payments of dividends by the Company's subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, the Company's subsidiaries and VIE incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and VIE.

The appropriation to these statutory reserves by the Company's PRC entities were nil, 78,326 and 8,952 for the years ended December 31, 2021, 2022 and 2023, respectively. The accumulated statutory reserves as of December 31, 2022 and 2023 were RMB1,072,262 and RMB1,081,214, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIE. As of December 31, 2023, the aggregate amount of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Company not available for distribution was RMB32,867,325.

26. SUBSEQUENT EVENTS

On March 22, 2024, the Company granted 743,366 restricted share units to certain director, executive officers and employees pursuant to the 2016 Plan. In addition, the Company granted ordinary share units representing 1,205,483 Class A ordinary shares through its employee shareholding platform to certain executive officers and employees at nil subscription consideration. These grants vested immediately upon grant.

On March 22, 2024, the Company granted share options representing 916,200 Class A ordinary shares to certain director, executive officers and employees pursuant to the 2024 Share Incentive Plan. The exercise price is US$21.88. The options will be vested 33%, 33% and 34% on each of three anniversary dates from the grant date, respectively.

On March 19, 2024, the board of directors approved a final dividend of US$0.62 per ADS and ordinary share for 2023 to the shareholders of record as of the close of business on April 10, 2024.

(Amounts in thousands, except for share and per share data, unless otherwise stated)

27. ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

	As of December 31,		
	2022	2023	
	RMB	RMB	US$ (Note 2)
ASSETS			
Cash and cash equivalents	70,937	8,881	1,251
Short-term investment	2,487,775	1,020,094	143,677
Investments in equity investees including subsidiaries and VIE, and amounts due from subsidiaries and VIE	58,323,580	65,804,572	9,268,380
Long-term investment	–	69,629	9,807
TOTAL ASSETS	60,882,292	66,903,176	9,423,115
LIABILITIES AND EQUITY			
Dividends payable	1,497	1,548	218
Other current liability	63,273	70,333	9,906
Convertible senior notes	6,788,971	7,029,550	990,091
Total liabilities	6,853,741	7,101,431	1,000,215
Shareholders' equity:			
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares Authorized; 826,943,309 shares issued and 809,247,109 shares outstanding as of December 31, 2022; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023)	535	525	74
Additional paid-in capital	26,717,727	24,201,745	3,408,744
Treasury shares, at cost (11,671,525 and 3,000,000 shares as of December 31, 2022 and 2023, respectively)	(2,062,530)	(510,986)	(71,971)
Retained earnings	29,459,491	36,301,185	5,112,915
Accumulated other comprehensive loss	(86,672)	(190,724)	(26,862)
Total shareholders' equity	54,028,551	59,801,745	8,422,900
TOTAL LIABILITIES AND EQUITY	60,882,292	66,903,176	9,423,115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

27. ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY (continued)

	Year ended December 31,			
	2021	2022	**2023**	
	RMB	RMB	**RMB**	**US$**
				(Note 2)
Operating expenses:				
General and administrative	(251,146)	(197,209)	**(260,613)**	**(36,707)**
Other operating income, net	54,620	59,881	**52,968**	**7,460**
Total operating expenses	(196,526)	(137,328)	**(207,645)**	**(29,247)**
Interest income	72,987	22,927	**79,737**	**11,231**
Interest expense	(2,206)	(64,412)	**(162,326)**	**(22,863)**
Loss from operations	(125,745)	(178,813)	**(290,234)**	**(40,879)**
(Loss)/gain from fair value change at financial instruments	(40,916)	15,995	**58,682**	**8,265**
Loss before income tax and share of profit in subsidiaries, VIE and equity method investments	(166,661)	(162,818)	**(231,552)**	**(32,614)**
Income tax expense	(23,101)	(19,987)	**(26,270)**	**(3,700)**
Share of profit in subsidiaries, VIE and equity method investments	4,944,589	6,991,861	**9,006,826**	**1,268,586**
Net income attributable to ZTO Express (Cayman) Inc.	4,754,827	6,809,056	**8,749,004**	**1,232,272**
Net income attributable to ordinary shareholders	4,754,827	6,809,056	**8,749,004**	**1,232,272**
Other comprehensive income/(loss), net of tax of nil				
Foreign currency translation adjustment	(146,533)	155,432	**(104,052)**	**(14,655)**
Comprehensive income	4,608,294	6,964,488	**8,644,952**	**1,217,617**

(Amounts in thousands, except for share and per share data, unless otherwise stated)

27. ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY (continued)

	Year ended December 31,			
	2021	2022	2023	
	RMB	RMB	RMB	US$ (Note 2)
Cash flows from operating activities:				
Net income	4,754,827	6,809,056	8,749,004	1,232,272
Adjustments to reconcile net income to net cash used by operating activities				
Share-based compensation	248,027	178,980	254,976	35,913
Fair value change at financial instruments	40,916	(15,995)	(58,682)	(8,265)
Share of profit in subsidiaries and VIE	(4,944,589)	(6,991,861)	(9,006,826)	(1,268,586)
Changes in operating assets and liabilities:				
Prepayments and other current assets	13,013	–	–	–
Other current liabilities	(23,318)	35,458	87,973	12,393
Net cash provided by operating activities	88,876	15,638	26,445	3,727
Cash flows from investing activities:				
Payment and collection of loans to and investments in subsidiaries, VIE and equity investees	(1,249,655)	(2,580,373)	1,561,076	219,873
Purchases of short-term investment	(8,268,243)	(4,171,949)	(6,188,527)	(871,636)
Maturity of short-term investment	10,552,118	1,840,751	7,723,557	1,087,840
Purchases of long-term investment	–	–	(69,101)	(9,733)
Maturity of long-term investment	645,110	–	–	–
Net cash provided by/(used in) investing activities	1,679,330	(4,911,571)	3,027,005	426,344
Cash flows from financing activities:				
Payment of issuance cost	(887)	(228)	–	–
Payment of dividends	(1,353,969)	(1,323,205)	(2,072,509)	(291,907)
Proceeds from issuance of convertible senior notes, net of issuance cost paid and capped call option	–	6,416,762	–	–
Repurchase of ordinary shares	(3,810,586)	(84,547)	(1,006,451)	(141,756)
Proceeds from short-term borrowing	647,386	655,520	1,362,060	191,842
Repayment of short-term borrowing	–	(1,442,104)	(1,379,140)	(194,248)
Net cash (used in)/provided by financing activities	(4,518,056)	4,222,198	(3,096,040)	(436,069)
Effect of exchange rate changes on cash, cash equivalents	(72,740)	123,638	(19,466)	(2,742)
Net change in cash, cash equivalents	(2,822,590)	(550,097)	(62,056)	(8,740)
Cash, cash equivalents, beginning of year	3,443,624	621,034	70,937	9,991
Cash, cash equivalents, end of year	621,034	70,937	8,881	1,251

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

27. ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY (continued)

	Year ended December 31,			
	2021 RMB	2022 RMB	2023 RMB	US$ (Note 2)
Supplemental disclosure on non-cash information				
Cash dividends declared in payables	321	730	7	1

1) The Company does not include condensed financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders' equity.

2) The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments – Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as "Investments in equity investees including subsidiaries and VIE, and amounts due from subsidiaries and VIE" and the subsidiaries and VIE's profit or loss as "Share of profit in subsidiaries, VIE and equity method investments" on the Condensed Statements of Operations and Comprehensive Income.

3) As of December 31, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or guarantees of the Company.

4) Translations of balances in the additional financial information of Parent Company from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of 7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.

28. DIRECTORS' EMOLUMENTS

Directors' remuneration for the year, disclosed pursuant to the applicable Listing Rules and the Hong Kong Companies Ordinance, is as follows:

	Year ended December 31,	
	2022 RMB	2023 RMB
Fees	–	3,010
Other emoluments:		
Salaries, allowances and benefits in kind	3,285	2,727
Retirement benefits	126	136
Performance related bonuses	340	1,260
Equity-settled share-based expense	57,335	74,163
Total	61,086	81,296

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

28. DIRECTORS' EMOLUMENTS (continued)

The emoluments of the directors of the Company on a named basis for the year ended December 31, 2023 are as follows:

	Fees	Salaries, allowances and benefits in kind	Retirement benefits	Performance related bonuses	Equity-settled share-based expense	Total
EXECUTIVE DIRECTORS						
Meisong Lai	–	1,292	68	600	65,138	67,098
Jilei Wang	–	1,055	68	580	4,299	6,002
Hongqun Hu	–	380	–	80	4,726	5,186
NON-EXECUTIVE DIRECTORS						
Zheng Liu (a)	–	–	–	–	–	–
Xudong Chen (a)	–	–	–	–	–	–
Xing Liu	350	–	–	–	–	350
INDEPENDENT NON-EXECUTIVE DIRECTORS						
Frank Zhen Wei	350	–	–	–	–	350
Qin Charles Huang	350	–	–	–	–	350
Herman Yu	1,050	–	–	–	–	1,050
Tsun-Ming (Daniel) Kao	350	–	–	–	–	350
Fang Xie	560	–	–	–	–	560
Total	**3,010**	**2,727**	**136**	**1,260**	**74,163**	**81,296**

Note (a): Zheng Liu resigned from his position as a Director in May 2023 with effect from June 15, 2023, while Xudong Chen was appointed as the independent non-executive Director of the Company since June 2023.

The emoluments of the directors of the Company on a named basis for the year ended December 31, 2022 are as follows:

	Fees	Salaries, allowances and benefits in kind	Retirement benefits	Performance related bonuses	Equity-settled share-based expense	Total
EXECUTIVE DIRECTORS						
Meisong Lai	–	1,286	63	100	38,599	40,048
Jilei Wang	–	1,053	63	80	3,057	4,253
Hongqun Hu	–	377	–	80	3,372	3,829
Jianfa Lai (b)	–	569	–	80	9,595	10,244
NON-EXECUTIVE DIRECTORS						
Zheng Liu	–	–	–	–	–	–
Xing Liu	–	–	–	–	339	339
INDEPENDENT NON-EXECUTIVE DIRECTORS						
Frank Zhen Wei	–	–	–	–	339	339
Qin Charles Huang	–	–	–	–	339	339
Herman Yu	–	–	–	–	1,017	1,017
Tsun-Ming (Daniel) Kao	–	–	–	–	339	339
Fang Xie	–	–	–	–	339	339
Total	**–**	**3,285**	**126**	**340**	**57,335**	**61,086**

Note (b): Jianfa Lai resigned from his position as a Director in May 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

29.   SIX HIGHEST PAID EMPLOYEES

The six highest paid employees of the Group during the year included three (2022: four) directors, details of whose remuneration are set out in note 28 above. Details of the remuneration for the year of the remaining three (2022: two) highest paid employees who are not directors of the Company are as follows:

	Year ended December 31,	
	2022	2023
	RMB	RMB
Salaries, allowances and benefits in kind	4,063	5,127
Retirement benefits	63	136
Performance related bonuses	5,160	740
Equity-settled share-based expense	5,529	9,117
Total	14,815	15,120

The number of the highest paid employees who are not the directors of the Company whose remuneration fell within the following bands is as follows:

	Year ended December 31,	
	2022	2023
	No. of	No. of
	employees	employees
HK$4,000,001 to HK$4,500,000	1	–
HK$5,000,001 to HK$5,500,000	–	2
HK$6,500,001 to HK$7,000,000	–	1
HK$12,000,001 to HK$12,500,000	1	–
Total	2	3

During the year, certain non-director highest paid employees were granted RSUs, in respect of their services to the Group under the share incentive plan of the Company. Details of the share incentive plan are set out in note 16 to the consolidated financial statements. The share-based compensation expenses were recognized in the consolidated statements of comprehensive income during the years ended December 31, 2022 and 2023.

(Amounts in thousands, except for share and per share data, unless otherwise stated)

30. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRSs"). The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRSs are as follows:

Consolidated Statements of comprehensive income

	Year ended December 31, 2022							
	Amounts as reported under US GAAP	IFRSs adjustments						Amounts as reported under IFRSs
		Investments measured at fair value (Note (a))	Lease (Note (b))	Convertible senior note (Note (c))	Equity method investments (Note (d))	Deferred income tax arising from asset acquisition (Note (e))	Capped call options transaction (Note (f))	
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost of revenues	(26,337,721)	–	30,473	–	–	3,516	–	(26,303,732)
Interest expense	(190,521)	–	(35,450)	45,809	–	–	–	(180,162)
Fair value change on investments measured at fair value through profit or loss	–	213,553	–	–	–	–	–	213,553
Fair value change of convertible senior notes and call option	–	–	–	(341,279)	–	–	173,201	(168,078)
Net income before income tax and share of gain/(loss) in equity method investments	8,286,452	213,553	(4,977)	(295,470)	–	3,516	173,201	8,376,275
Share of gain/(loss) in equity method investments	5,844	–	–	–	(104,225)	–	–	(98,381)
Income tax expenses	(1,633,330)	(15,860)	1,127	–	–	(3,516)	–	(1,651,579)
Net income	6,658,966	197,693	(3,850)	(295,470)	(104,225)	–	173,201	6,626,315
Net income attributable to ZTO Express (Cayman) Inc.	6,809,056	197,693	(3,850)	(295,470)	(104,225)	–	173,201	6,776,405
Net income attributable to ordinary shareholders	6,809,056	197,693	(3,850)	(295,470)	(104,225)	–	173,201	6,776,405
Other comprehensive income (loss)								
Foreign currency translation adjustments	155,432	37,951	–	(11,681)	(8,738)	–	6,157	179,121
Comprehensive income	6,814,398	235,644	(3,850)	(307,151)	(112,963)	–	179,358	6,805,436

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

30. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Consolidated Statements of comprehensive income

Year ended December 31, 2023

Consolidated Statements of comprehensive income	Amounts as reported under US GAAP RMB	IFRSs adjustments						Amounts as reported under IFRSs RMB
		Investments measured at fair value (Note (a)) RMB	Lease (Note (b)) RMB	Convertible senior note (Note (c)) RMB	Equity method investments (Note (d)) RMB	Deferred income tax arising from asset acquisition (Note (e)) RMB	Capped call options transaction (Note (f)) RMB	
Cost of revenues	(26,756,389)	–	25,154	–	–	3,516	–	(26,727,719)
Interest expense	(289,533)	–	(28,136)	145,451	–	–	–	(172,218)
Fair value change on investments measured at fair value through profit or loss	–	(185,191)	–	–	–	–	–	(185,191)
Fair value change of convertible senior notes and call option	–	–	–	316,933	–	–	(345,074)	(28,141)
Net income before income tax and share of gain/(loss) in equity method investments	10,688,701	(185,191)	(2,982)	462,384	–	3,516	(345,074)	10,621,354
Share of gain/(loss) in equity method investments	4,356	–	–	–	(103,424)	–	–	(99,068)
Income tax expenses	(1,938,600)	48,218	654	–	–	(3,516)	–	(1,893,244)
Net income	**8,754,457**	**(136,973)**	**(2,328)**	**462,384**	**(103,424)**	**–**	**(345,074)**	**8,629,042**
Net income attributable to ZTO Express (Cayman) Inc.	**8,749,004**	**(136,973)**	**(2,328)**	**462,384**	**(103,424)**	**–**	**(345,074)**	**8,623,589**
Net income attributable to ordinary shareholders	**8,749,004**	**(136,973)**	**(2,328)**	**462,384**	**(103,424)**	**–**	**(345,074)**	**8,623,589**
Other comprehensive income (loss)								
Foreign currency translation adjustments	(104,052)	17,069	–	(2,331)	(6,334)	–	11,241	(84,407)
Comprehensive income	**8,650,405**	**(119,904)**	**(2,328)**	**460,053**	**(109,758)**	**–**	**(333,833)**	**8,544,635**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

30. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Consolidated Balance Sheets

As of December 31, 2022

	Amounts as reported under US GAAP RMB	IFRSs adjustments							Amounts as reported under IFRSs RMB
		Investments measured at fair value (Note (a)) RMB	Lease (Note (b)) RMB	Convertible senior note (Note (c)) RMB	Equity method investments (Note (d)) RMB	Deferred income tax arising from asset acquisition (Note (e)) RMB	Capped call options transaction (Note (f)) RMB	Cash and cash equivalents (Note (g)) RMB	
Cash and cash equivalents	11,692,773	–	–	–	–	–	–	(1,414,400)	10,278,373
Short-term investment	5,753,483	–	–	–	–	–	–	1,414,400	7,167,883
Operating lease right-of-use assets	808,506	–	(40,624)	–	–	–	–	–	767,882
Investments in equity investees	3,950,544	825,775	–	–	(173,574)	–	–	–	4,602,745
Derivatives	–	–	–	–	–	–	552,497	–	552,497
Land use rights, net	5,442,951	–	–	–	–	(134,928)	–	–	5,308,023
Deferred tax assets	750,097	(272)	9,977	–	–	–	–	–	759,802
TOTAL ASSETS	78,523,586	825,503	(30,647)	–	(173,574)	(134,928)	552,497	–	79,562,437
Other current liabilities	6,724,743	–	–	(34,486)	–	–	–	–	6,690,257
Convertible senior notes	6,788,971	–	–	341,637	–	–	–	–	7,130,608
Deferred tax liabilities	346,472	61,924	–	–	–	(134,928)	–	–	273,468
TOTAL LIABILITIES	24,051,116	61,924	–	307,151	–	(134,928)	–	–	24,285,263
Additional paid-in capital	26,717,727	–	–	–	–	–	373,139	–	27,090,866
Retained earnings	29,459,491	741,635	(30,647)	(295,470)	(166,848)	–	173,201	–	29,881,362
Accumulated other comprehensive loss	(86,672)	21,944	–	(11,681)	(6,726)	–	6,157	–	(76,978)
ZTO Express (Cayman) Inc. shareholders' equity	54,028,551	763,579	(30,647)	(307,151)	(173,574)	–	552,497	–	54,833,255
Non-controlling interests	443,919	–	–	–	–	–	–	–	443,919
TOTAL EQUITY	54,472,470	763,579	(30,647)	(307,151)	(173,574)	–	552,497	–	55,277,174

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

30. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Consolidated Balance Sheets

As of December 31, 2023

Consolidated Balance Sheets	Amounts as reported under US GAAP RMB	IFRSs adjustments Investments measured at fair value (Note (a)) RMB	Lease (Note (b)) RMB	Convertible senior note (Note (c)) RMB	Equity method investments (Note (d)) RMB	Deferred income tax arising from asset acquisition (Note (e)) RMB	Capped call options transaction (Note (f)) RMB	Cash and cash equivalents (Note (g)) RMB	Amounts as reported under IFRSs RMB
Cash and cash equivalents	12,333,884	–	–	–	–	–	–	(530,000)	11,803,884
Short-term investment	7,454,633	–	–	–	–	–	–	530,000	7,984,633
Operating lease right-of-use assets	672,193	–	(43,606)	–	–	–	–	–	628,587
Investments in equity investees	3,455,119	657,653	–	–	(283,332)	–	–	–	3,829,440
Derivatives	–	–	–	–	–	–	218,664	–	218,664
Land use rights, net	5,637,101	–	–	–	–	(131,411)	–	–	5,505,690
Deferred tax assets	879,772	(3,997)	10,631	–	–	–	–	–	886,406
TOTAL ASSETS	88,465,221	653,656	(32,975)	–	(283,332)	(131,411)	218,664	–	88,889,823
Other current liabilities	7,236,716	–	–	(34,907)	–	–	–	–	7,201,809
Convertible senior notes	7,029,550	–	–	(117,995)	–	–	–	–	6,911,555
Deferred tax liabilities	638,200	9,981	–	–	–	(131,411)	–	–	516,770
TOTAL LIABILITIES	28,184,813	9,981	–	(152,902)	–	(131,411)	–	–	27,910,481
Additional paid-in capital	24,201,745	–	–	–	–	–	373,139	–	24,574,884
Retained earnings	36,301,185	604,662	(32,975)	166,914	(270,272)	–	(171,873)	–	36,597,641
Accumulated other comprehensive loss	(190,724)	39,013	–	(14,012)	(13,060)	–	17,398	–	(161,385)
ZTO Express (Cayman) Inc. shareholders' equity	59,801,745	643,675	(32,975)	152,902	(283,332)	–	218,664	–	60,500,679
Non-controlling interests	478,663	–	–	–	–	–	–	–	478,663
TOTAL EQUITY	60,280,408	643,675	(32,975)	152,902	(283,332)	–	218,664	–	60,979,342

30. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Notes:

(a)   Investments measured at fair value

Under U.S. GAAP, the Group has elected to measure the investments in equity securities without readily determinable fair values at cost minus impairment, if any, adjusted up or down for observable price changes (i.e., prices in orderly transactions for the identical or similar investment of the same issuer). Any adjustment to the carrying amount is recorded in profit or loss.

Under IFRSs, the investment in equity securities that do not meet the criteria for being measured at fair value through other comprehensive income ("FVTOCI") or designated as FVTOCI are measured at fair value through profit or loss ("FVTPL"). These investments were classified as financial assets at FVTPL and measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in the consolidated statements of comprehensive income. Furthermore, deferred tax liabilities arising from change in fair value change would be recognized accordingly.

(b)   Leases

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the "interest" amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRSs, the right-of-use asset is amortized to amortization expense on a straight-line basis while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee. Besides, the difference between amortization together with interest expense and actual payments would be recognized as a deferred tax asset through book-tax difference.

(c)   Convertible senior notes

Under U.S. GAAP, the convertible senior notes were measured as a single non-current liability. Issuance costs related to the convertible senior notes were recorded as a direct deduction from the principal amount of the convertible senior notes, and the discount caused by issuance cost is amortized over the period from the date of issuance to the first put date of the convertible senior notes, using the effective interest method.

Under IFRSs, since the convertible senior notes qualified a hybrid contract that contains one or more embedded derivatives, i.e., conversion option and redemption option entitled by the notes' holders, and the Company has option of cash settlement upon conversion, these notes were designated by the Group as financial liabilities at fair value through profit or loss such that the convertible senior notes were initially recognized at fair values. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the convertible senior notes that were attributed to changes in credit risk of the convertible senior notes recognized in other comprehensive income were insignificant. Therefore, the amounts of changes in fair value of the convertible senior notes were recognized in the profit or loss.

(d)   Equity method investments

The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of profits and losses. Equity method adjustments include the Group's proportionate share of investee income or loss, impairments, and other adjustments required by the equity method.

Both U.S. GAAP and IFRSs require investor to recognize its share of net income or loss in an equity method investee by using the investor's basis of accounting. Accordingly, the reconciling items of the equity method investees between U.S. GAAP and IFRSs will impact the Group's share of the investees' earnings or losses. The main reconciling items of the investees include classification and measurement of preferred shares issued by the equity investees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2022 and 2023
(Amounts in thousands, except for share and per share data, unless otherwise stated)

30. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(d) Equity method investments (continued)

Under U.S. GAAP, the preferred shares are accounted for as mezzanine equity. The mezzanine equity is initially recognized at the respective fair value at the date of issuance net of issuance costs and subsequently accreted to the redemption value of each series of preferred shares from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Under IFRSs, the preferred shares, which are contingently redeemable at the option of the holder, are classified as financial liabilities. The convertible redeemable preferred shares are designated as financial liabilities at fair value through profit or loss, which are initially and subsequently measured at fair value. The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of the liability is presented in other comprehensive income/(loss); and the remaining amount of change in the fair value of the liability is presented in profit or loss.

(e) Deferred income tax arising from asset acquisition

Under U.S. GAAP, when the entity acquired land use right (other than in a business combination) which tax basis differs from the cost recognized, the acquisition cost is assigned between the value of the asset and that of the deferred tax asset/liability. However, under IFRSs, the acquisition cost is assigned as the value of the asset and no deferred tax asset/liability is recorded.

Accordingly, the reconciliation caused the reclassification between total asset and total liability, includes no impact on net income in consolidated statements of comprehensive income and no difference in total shareholders' equity as of December 31, 2022 and 2023, respectively.

(f) Call option transaction

Under U.S. GAAP, the capped calls meet the criteria for classification as equity and, as such, are carried at the acquisition cost and recorded as a reduction to additional paid-in-capital within stockholders' equity.

The capped call options transaction will be settled in the Company's own equity instrument (ADSs). Besides, the transaction will be settled by the exchange of cash, ADSs at the Company's selection, or a combination of cash and ADSs, which means unfixed amount of cash or an unfixed number of the Company's own equity instruments. Under IFRS, the capped call options should be classified as financial assets, The capped call options was initially and subsequently measured as financial asset at fair value through profit and loss.

(g) Cash and cash equivalents

Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that have both of the following characteristics: (1) readily convertible to known amounts of cash and (2) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Group's cash and cash equivalents consist of cash on hand, demand deposits, time deposits and wealth management products, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

Under IFRSs, cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Although the definition of cash equivalents is similar under IFRSs and U.S. GAAP, wealth management products are generally excluded from cash equivalents because the redemption price for the money market funds may be subject to variability and therefore remain unknown at the time the Group make initial investments, as noted by IFRS Interpretations Committee. Therefore, the amounts of deposits in money market funds are recorded as short-term investments measured at fair value under IFRS.

FIVE YEAR FINANCIAL SUMMARY

	2019	2020	2021	2022	2023
	For the Year Ended December 31,				
			(RMB in thousands)		
Consolidated Statements of Operations and Comprehensive Loss Data:					
Revenue	22,109,946	25,214,290	30,405,839	35,376,996	**38,418,915**
Gross profit	6,621,168	5,837,106	6,589,377	9,039,275	**11,662,526**
Income before income tax and share of loss in equity method investments	6,757,118	5,034,786	5,739,197	8,286,452	**10,688,701**
Net Income	5,671,267	4,326,446	4,701,327	6,658,966	**8,754,457**
Net income attributable to ordinary shareholders of the Company	5,674,145	4,312,213	4,754,827	6,809,056	**8,749,004**

	2019	2020	2021	2022	2023
	As of December 31,				
			(RMB in thousand)		
Consolidated Balance Sheets Data:					
Total current assets	20,098,257	22,324,626	18,666,359	24,475,027	**26,953,548**
Total non-current assets	25,792,245	36,880,124	44,105,984	54,048,559	**61,511,673**
Total assets	45,890,502	59,204,750	62,772,343	78,523,586	**88,465,221**
Total liabilities	7,487,105	10,105,052	13,844,762	24,051,116	**28,184,813**
Non-controlling interests	100,793	120,885	290,334	443,919	**478,663**
Total shareholders' equity	38,302,604	48,978,813	48,637,247	54,028,551	**59,801,745**
Total liabilities and shareholders' equity	45,890,502	59,204,750	2,772,343	78,523,586	**88,465,221**

"2016 Plan"	the Company's share incentive plan adopted in June 2016 as amended from time to time
"ADS(s)"	American depositary share(s) (each representing one Class A ordinary share of the Company)
"Articles of Association"	the memorandum and articles of association of the Company, as amended from time to time, the current form of which was adopted by a special resolution of the Company passed on April 14, 2023 and took effect on the Primary Conversion Effective Date
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Board"	the board of Directors
"BVI"	the British Virgin Islands
"CG Code"	the Corporate Governance Code as set out in Appendix C1 (formerly Appendix 14) to the Listing Rules
"China" or "PRC"	the People's Republic of China
"Class A ordinary shares"	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company's general meeting
"Class B ordinary shares"	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company's general meeting
"Companies Ordinance"	Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company" or "ZTO"	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

DEFINITIONS

"Compensation Committee"	the compensation committee of the Board
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"consolidated affiliated entities"	the entities of which their management and operation activities are directed by the Company through the Contractual Arrangements, including ZTO Express and its subsidiaries (each a "consolidated affiliated entity")
"Contractual Arrangements"	variable interest entity structure and, where the context requires, the agreements underlying the structure, which the Company relies on to provide mail delivery services in China mainly through its consolidated affiliated entities and subsidiaries
"Director(s)"	the director(s) of the Company
"ESG"	environmental, social and governance
"ESG Committee"	the environmental, social and governance committee of the Board
"Group", "the Group", "we" or "us"	the Company and its subsidiaries and consolidated affiliated entities from time to time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	April 12, 2024, being the latest practicable date for ascertaining certain information in this annual report before its publication
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 (formerly Appendix 10) to the Listing Rules
"Nominating and Corporate Governance Committee"	the nominating and corporate governance committee of the Board

"NYSE"	New York Stock Exchange
"ordinary shares"	Class A and Class B ordinary shares of the Company, par value US$0.0001 per share
"PCAOB"	the Public Company Accounting Oversight Board (United States)
"Primary Conversion"	the Company's voluntary conversion of its secondary listing status in Hong Kong to dual primary listing on the Hong Kong Stock Exchange
"Primary Conversion Effective Date"	May 1, 2023, on which the Primary Conversion became effective
"Prospectus"	the prospectus of the Company dated September 17, 2020 in connection with the offering of our Shares for subscription by the public in Hong Kong
"Reporting Period"	the year ended December 31, 2023
"RMB" or "Renminbi"	Renminbi yuan, the lawful currency of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Shanghai Zhongtongji Network" or "WFOE"	Shanghai Zhongtongji Network Technology Co., Ltd. (上海中通吉網絡技術有限公司), an indirect wholly-owned subsidiary of the Company
"Share(s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Shareholder(s)"	holder(s) of the Share(s)
"subsidiary(ies)"	has the meaning ascribed to it under the Listing Rules
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules
"Tonglu Kaixiang"	Tonglu Kaixiang Investment Partnership (Limited Partnership) (桐廬凱祥投資合夥企業(有限合夥)), a limited partnership established in the PRC
"Tonglu Zhongqi"	Tonglu Zhongqi Enterprise Management Partnership (Limited Partnership) (桐廬仲騏企業管理合夥企業(有限合夥)), a limited partnership established in the PRC

DEFINITIONS

"U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	accounting principles generally accepted in the United States
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"Zhongkuai Future City"	Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd.(中快(桐廬)未來城產業發展有限公司), a company established under the laws of the PRC
"ZTO Cloud Warehouse"	ZTO Cloud Warehouse Technology Co., Ltd. (中通雲倉科技有限公司), a company established under the laws of the PRC
"ZTO ES"	Zto Es Holding Limited, a company incorporated in the British Virgin Islands
"ZTO Express" or "VIE"	ZTO Express Co. Ltd., a company established under the laws of the PRC and a consolidated affiliated entity of the Company
"ZTO Freight"	ZTO Freight (Cayman) Inc., a company incorporated under the laws of the Cayman Islands
"%"	per cent



ZTO EXPRESS (CAYMAN) INC.
中通快遞 (開曼) 有限公司